UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
MAR 24 2003
WASH, D.C.
155
SECTION

FORM 10-K ARS

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT of 1934**

For the transition period from to



03016926

Commission file number 1-15081

UnionBanCal Corporation

(Exact name of registrant as specified in its charter)

California	**94-1234979**
(State of incorporation)	(I.R.S. Employer Identification No.)

400 California Street
San Francisco, California 94104-1302
(Address and zip code of principal executive offices)

Registrant's telephone number: (415) 765-2969

Securities registered pursuant to Section 12(b) of the Act:
Common Stock, no stated value
(Title of each class)

New York Stock Exchange
(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ✓ No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ✓ No __

As of June 28, 2002, the aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was $2,443,293,746. The aggregate market value was computed by reference to the last sales price of such stock.

As of January 31, 2003, the number of shares outstanding of the registrant's Common Stock was 150,694,382.

DOCUMENTS INCORPORATED BY REFERENCE

Incorporated Document	Location in Form 10-K
Portions of the Proxy Statement for the April 23, 2003 Annual Meeting of Shareholders	Part III

INDEX

PART I

Item 1. Business

This document includes forward-looking information, which is subject to the "safe harbor" created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We may make forward-looking statements in other United States Securities and Exchange Commission (SEC) filings, press releases, news articles, conference calls with Wall Street analysts and shareholders and when we are speaking on behalf of UnionBanCal Corporation. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, they include the words "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may." These forward-looking statements are intended to provide investors with additional information with which they may assess our future potential. All of these forward-looking statements are based on assumptions about an uncertain future and are based on information available at the date such statements are issued. We do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.

There are numerous risks and uncertainties that could and will cause actual results to differ materially from those discussed in our forward-looking statements. Many of these factors are beyond our ability to control or predict and could have a material adverse effect on our stock price, financial condition, and results of operations or prospects. Such risks and uncertainties include, but are not limited to, the following factors: adverse economic conditions in California, global political and general economic conditions related to the terrorist attacks on September 11, 2001, and their aftermath, adverse economic conditions affecting certain industries, including power companies, fluctuations in interest rates, the controlling interest in us of The Bank of Tokyo-Mitsubishi, Ltd. (BTM), which is a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group, Inc., competition in the banking industry, restrictions on dividends, adverse effects of current and future banking rules, regulations and legislation, and risks associated with various strategies we may pursue, including potential acquisitions, divestitures and restructurings. See also the section entitled "Certain Business Risk Factors" located near the end of the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation."

All reports that we file electronically with the SEC, including the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and current reports on Form 8-K, as well as any amendments to those reports, are accessible at no cost on our internet website at *www.uboc.com*. These filings are also accessible on the SEC's website at *www.sec.gov*.

General

UnionBanCal Corporation and its banking subsidiary, Union Bank of California, N.A., were created on April 1, 1996, by the combination of Union Bank with BanCal Tri-State Corporation and its banking subsidiary, The Bank of California, N.A. The combination was accounted for as a reorganization of entities under common control, similar to a pooling of interests.

Since November 1999, we have announced stock repurchase plans totaling $400 million. We repurchased $131 million, $108 million and $86 million in 2000, 2001, and 2002, respectively, as part of these repurchase plans. As of December 31, 2002, $59 million of common stock is authorized for repurchase. In addition, on August 27, 2002, we announced that we purchased $300 million of our common stock from our majority owner, BTM. At December 31, 2002, BTM owned approximately 65 percent of our outstanding common stock.

We provide a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon, and Washington, but nationally and internationally as well.

Banking

Our operations are divided into four primary segments, which are described more fully in our Management's Discussion and Analysis of Financial Condition and Results of Operation and Note 23 to our Consolidated Financial Statements included in this Form 10-K:

The Community Banking and Investment Services Group. This group offers its customers a broad spectrum of financial products under one convenient umbrella. With a broad line of checking and savings, investment, loan and fee-based banking products, individual and business clients, including not-for-profit, small and institutional investors, can each have their specific needs met. These products are offered in 265 full-service branches, primarily in California, as well as in Oregon and Washington. In addition, the group offers international and settlement services, e-banking through our web site, check cashing services at our Cash & Save® locations and tailored loan and investment products to our high net worth consumer customers through the Private Bank. Institutional customers are offered employee benefit, 401(k) administration, corporate trust, securities lending and custody (global and domestic) services. The group also includes a registered broker-dealer and a registered investment advisor, which provide investment advisory services and manage a proprietary mutual fund family.

In the fourth quarter of 2001, we acquired the Fullerton, California-based Armstrong/Robitaille, Inc. This regional insurance broker, founded in 1979, is one of the top 100 insurance brokers in the United States. In December 2002, we acquired the San Diego, California-based John Burnham & Company. This regional insurance broker, founded in 1891, is one of San Diego's oldest locally founded companies and through affiliates, the firm provides a range of insurance services to its clients, including risk management, liability, employee benefits, surety, workers' compensation, group medical and life, and personal lines. With offices in California and Oregon, these acquisitions allow us to offer an extensive array of cost-effective risk management services and insurance products to business and retail customers.

During 2002, we acquired the Simi Valley, California-based First Western Bank and Santa Clarita, California-based Valencia Bank & Trust. These acquisitions added $490 million in assets to our balance sheet and 12 branches. The integration of these two banks expanded our geographic footprint in the greater Los Angeles area and provides us the opportunity to both increase our prospect opportunities and offer our existing consumer and commercial customer relationships a fuller range of financial services.

The Armstrong/Robitaille, Inc., First Western Bank, Valencia Bank & Trust and John Burnham & Company transactions are examples of our commitment to expansion through targeted acquisitions, and are consistent with our strategies to diversify earnings and broaden our branch network.

The Commercial Financial Services Group. This group offers a variety of commercial financial services, including commercial loans and project financing, real estate financing, asset-based financing, trade finance and letters of credit, lease financing, customized cash management services and selected capital markets products. The group's customers include middle-market companies, large corporations, real estate companies and other more specialized industry customers. In addition, specialized depository services are offered to title and escrow companies, retailers, domestic financial institutions, bankruptcy trustees and other customers with significant deposit volumes.

The International Banking Group. This group primarily provides correspondent banking and trade finance-related products and services to financial institutions worldwide, primarily in Asia. The group also serves selected foreign firms and U.S. corporate clients in various countries worldwide, particularly in Asia. This group has a long and stable history of providing correspondent and trade-related services to international financial institutions.

The Global Markets Group. This group, in collaboration with our other business groups, offers customers a broad range of products. They include a variety of foreign exchange products and risk management products, such as interest rate swaps and options. The group trades money market and fixed income securities in the secondary market and serves institutional investment needs. The group also manages market-related risks for us as part of its responsibilities for asset/liability management, including funding our own liquidity needs and addressing our interest rate risk.

Employees

At January 31, 2003, we had 9,472 full-time equivalent employees.

Competition

Banking is a highly competitive business. We compete actively for loan, deposit, and other financial services business in California, Oregon, and Washington, as well as nationally and internationally. Our competitors include a large number of state and national banks and major foreign-affiliated or foreign banks, as well as many financial and nonfinancial firms, which offer services similar to those offered by our subsidiaries or us.

We believe that continued emphasis on enhanced services and distribution systems, an expanded customer base, increased productivity and strong credit quality, together with an established capital base, will position us to meet the challenges provided by this competition.

Monetary Policy

The operations of bank holding companies and their subsidiaries are affected by the credit and monetary policies of the Federal Reserve Board (FRB). The FRB influences the financial performance of bank holding companies and their subsidiaries through its management of the federal funds market rate, the money supply, and reserve requirements on bank deposits. Monetary policies of the FRB have had, and will continue to have, a significant effect on the operating results of financial institutions, including us.

Supervision and Regulation

We, the Mitsubishi Tokyo Financial Group, Inc. and BTM are subject to regulation under the Bank Holding Company Act of 1956 (BHCA), as amended, which subjects us to FRB reporting and examination requirements. Generally, the BHCA restricts any investment that we may make to no more than 5 percent of the voting shares of any non-banking entity, and we may not acquire more than 5 percent of the voting shares of any domestic bank without the prior approval of the FRB. Our activities are limited, with some exceptions, to banking, the business of managing or controlling banks, and other activities, which the regulatory authorities deem to be so closely related to banking as to be a "proper incident thereto."

Union Bank of California, N.A. and most of its subsidiaries are regulated by the Office of the Comptroller of the Currency (OCC). Our subsidiaries are also subject to extensive regulation, supervision, and examination by various other federal and state regulatory agencies. In addition, Union Bank of California, N.A. and its subsidiaries are subject to certain restrictions under the Federal Reserve Act, including restrictions on affiliate transactions. Dividends payable by Union Bank of California, N.A. to us are subject to restrictions under a formula imposed by the OCC unless express approval is given to exceed these limitations. For more information regarding restrictions on loans and dividends by Union Bank of California, N.A. to its affiliates and on transactions with affiliates, see Notes 17 and 22 to our Consolidated Financial Statements included in this Form 10-K.

The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) requires federal bank regulatory authorities to take "prompt corrective action" in dealing with inadequately capitalized banks. FDICIA established five tiers of capital measurement ranging from "well- capitalized" to "critically undercapitalized." It is our policy to maintain capital ratios above the minimum regulatory requirements for "well-capitalized" institutions for both Union Bank of California, N.A. and us. Management believes that, at

December 31, 2002, Union Bank of California, N.A. and we met the requirements of "well-capitalized" institutions.

Furthermore, the activities of HighMark Capital Management, Inc. and UBOC Investment Services, Inc. are subject to the rules and regulations of the Securities and Exchange Commission as well as state securities regulators. UBOC Investment Services, Inc. is also subject to the rules and regulations of the National Association of Securities Dealers (NASD).

Armstrong/Robitaille, Inc. and John Burnham & Company, both indirect subsidiaries of Union Bank of California, N.A., are subject to the rules and regulations of the California Department of Insurance, as well as insurance regulators of other states.

Deposits of Union Bank of California, N.A. are insured up to regulatory limits by the Federal Deposit Insurance Corporation (FDIC), and, accordingly, are subjected to deposit insurance assessments to maintain the Bank Insurance Fund (BIF) administered by the FDIC. Union Bank of California, N.A. currently pays no insurance assessments on these deposits under the FDIC's risk-related assessment system. Although there are no definite plans to raise assessment rates in 2003, we can give no assurance as to the future level of such insurance premiums.

There are additional requirements and restrictions in the laws of the United States and the states of California, Oregon, and Washington, as well as other states in which Union Bank of California, N.A. and its subsidiaries may conduct operations. These include restrictions on the amount of loans and the nature and amount of investments, as well as activities as an underwriter of securities, the opening and closing of branches and the acquisition of other financial institutions. Union Bank of California, N.A. is subject to certain fair lending requirements and reporting obligations involving home mortgage lending operations and is also subject to the Community Reinvestment Act (CRA) activities. The CRA generally requires the federal banking agencies to evaluate the record of a financial institution in meeting the credit needs of their local communities, including low and moderate-income neighborhoods. In addition to substantive penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and CRA into account when regulating and supervising other activities, including engaging in new activities or acquisitions of other banks or companies.

The international activities of Union Bank of California, N.A. are subject to the laws and regulations of the jurisdiction where business is being conducted, which may change from time to time and affect Union Bank of California, N.A.'s business opportunities and competitiveness in these jurisdictions. Furthermore, due to BTM's controlling ownership of us, regulatory requirements adopted or enforced by the Government of Japan may have an effect on the activities and investments of Union Bank of California, N.A. and us in the future.

The Gramm-Leach-Bliley (GLB) Act allows "financial holding companies" (FHCs) to offer banking, insurance, securities and other financial products. Specifically, the GLB Act amends section 4 of the BHCA in order to provide a framework for the engagement in new financial activities. Bank holding companies (BHCs) such as we may elect to become an FHC if all of their subsidiary depository institutions are well-capitalized and well-managed. Under current FRB interpretations, a foreign bank, such as BTM, which owns a subsidiary U.S. bank holding company, must make the election on behalf of itself and its U.S. holding company. In addition, the foreign bank must be well-capitalized and well managed in accordance with standards comparable to those required of U.S. banks as determined by the FRB and must have a satisfactory or better CRA rating. We do not expect that BTM will make an FHC election in the immediate future.

Under the GLB Act, "financial subsidiaries" of banks may engage in some types of activities beyond those permitted to banks themselves, provided certain conditions are met. In 2000, Union Bank of California, N.A. filed a "Financial Subsidiary Certification" with the OCC indicating that the applicable conditions were met at that time. Although Union Bank of California N.A. does not presently have any "financial subsidiaries," this certification would expedite the process for the Bank to form or acquire "financial subsidiaries," if it decided to do so. Under the GLB Act, national banks (as well as FDIC-insured state banks, subject to various requirements), such as Union Bank of California, N.A., are permitted to engage, through these "financial subsidiaries," in certain financial activities permissible for affiliates of FHCs. However, to be able to engage in such activities, the national bank must also be well-capitalized and well-managed and receive at least a "satisfactory" rating in its most recent CRA examination. In addition, if the national bank ranks as one of the 50 largest insured banks in the United States, as ours does, it must have an issue of outstanding long-term debt, which we presently do not, rated in one of the 3 highest rating categories by an independent rating agency. If the national bank falls within the next group of 50, it must either meet the debt rating test described above or satisfy a comparable test jointly agreed to by the FRB and the Treasury Department. No debt rating is required for a national bank not within the top 100 largest insured banks in the United States.

The terrorist attacks in September, 2001, have impacted the financial services industry and have already led to federal legislation that attempts to address certain issues involving financial institutions. On October 26, 2001, President Bush signed into law the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the USA Patriot Act).

Part of the USA Patriot Act is the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (IMLAFATA). Among its provisions, IMLAFATA requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls with respect to its private banking accounts and correspondent banking accounts involving foreign individuals and certain foreign banks; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign bank that does not have a physical presence in any country. In addition, IMLAFATA contains a provision encouraging cooperation among financial institutions, regulatory authorities and law enforcement authorities with respect to individuals, entities and organizations engaged in, or reasonably suspected of engaging in, terrorist acts or money laundering activities. IMLAFATA expands the circumstances under which funds in a bank account may be forfeited and requires covered financial institutions to respond under certain circumstances to requests for information from federal banking agencies within 120 hours. IMLAFATA also amends the BHCA and the Bank Merger Act to require the federal banking agencies to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application under these acts.

Pursuant to IMLAFATA, the Secretary of the Treasury, in consultation with the heads of other government agencies, has adopted and proposed special measures applicable to banks, bank holding companies, and/or other financial institutions. These measures include enhanced record keeping and reporting requirements for certain financial transactions that are of primary money laundering concern, due diligence requirements concerning the beneficial ownership of certain types of accounts, and restrictions or prohibitions on certain types of accounts with foreign financial institutions.

On July 30, 2002, in response to various high profile corporate scandals, the United States Congress enacted the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act aims to restore the credibility lost as a result of these scandals by addressing, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. The New York Stock Exchange has proposed additional corporate governance rules that have been presented to the SEC for review and approval. The proposed changes are intended to allow stockholders to more easily and effectively monitor the performance of companies and directors.

Among other provisions, Section 302(a) of the Sarbanes-Oxley Act requires that our Chief Executive Officer and Chief Financial Officer certify that our quarterly and annual reports do not contain any untrue statement of a material fact. Specific requirements of the certifications include having these officers confirm that they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our disclosure controls and procedures; they have made certain disclosures to our auditors and Audit Committee about our internal controls; and they have included information in our quarterly and annual reports about their evaluation and whether there have been significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to their evaluation.

In response to these requirements, we have established a Disclosure Committee to monitor compliance with these new rules. Membership of the Disclosure Committee is comprised of senior management from throughout the organization who we believe collectively provide an extensive understanding of our corporate operations.

UnionBanCal Corporation and Union Bank of California, N.A. cannot be certain of the effect, if any, of the foregoing legislation on their business. Future changes in the laws, regulations, or policies that impact Union Bank of California, N.A. and us cannot necessarily be predicted and may have a material effect on our business and earnings.

See our Consolidated Financial Statements starting on page F-47 for specific financial information on UnionBanCal Corporation and its subsidiaries.

Item 2. Properties

At December 31, 2002, we operated 259 full service branches in California, 6 full service branches in Oregon and Washington, and 18 international offices. In addition, we have another 44 limited service branches, including 5 Cash & Save facilities, and 3 Private Bank offices. We own the property occupied by 92 of the domestic offices and lease the remaining properties for periods of five to twenty years.

We own two administrative facilities in San Francisco, two in Los Angeles, and three in San Diego. Other administrative offices in San Francisco, Los Angeles, Portland, Seattle, and New York operate under long-term leases expiring in one to twenty-six years.

Rental expense for branches and administrative premises is described in Note 5 to our Consolidated Financial Statements included in this Form 10-K.

Item 3. Legal Proceedings

We are subject to various pending and threatened legal actions that arise in the normal course of business. We maintain reserves for losses from legal actions that are both probable and estimable.

Union Bank of California, our major subsidiary (the Bank), has been named in two suits pending in the United States District Court for the Central District of California, Christensen v. Union Bank of California (formerly captioned as Rockoff v Union Bank of California et al)(filed December 21, 2001) and Neilson v Union Bank of California et al (filed September 4, 2002), in which the plaintiffs seek in excess of $250 million alleged to have been lost by those who invested money in various investment arrangements conducted by an individual named Reed Slatkin. Mr. Slatkin is alleged to have been operating a fraudulent investment scheme commonly referred to as a "Ponzi" scheme. The plaintiffs in the Christensen case are various investors in the arrangements conducted by Mr. Slatkin and the plaintiffs in the Neilson case include both investors and the trustee of Mr. Slatkin's bankruptcy estate. A substantial majority of those who invested with Mr. Slatkin had no relationship with the Bank. A small minority, comprising less than five percent of the investors, had custodial accounts with the Bank. The Neilson case seeks to impose liability upon the Bank and two other financial institutions for both the losses suffered by those custodial customers as well as investors who had no relationship with the Bank.

The Bank has also been named in a suit, which is pending in the Superior Court for Alameda County, California, entitled *Grafton Partners L.P. et al v Union Bank of California* (filed March 12, 2003). The Plaintiffs in this action allege that they are the victims of a Ponzi scheme perpetrated by the management of PinnFund, USA and that they have suffered losses of $235 million. This Ponzi scheme is not related to the Slatkin Ponzi scheme. The Plaintiffs assert that the Bank improperly opened and administered deposit accounts which were used by PinnFund, USA in furtherance of the fraud.

Although these claims are in the preliminary stages, the Bank has numerous legal defenses, which it will invoke. Based on our evaluation to date of these claims, management believes that they will not result in a material adverse effect on our financial position or results of operations. In addition, we believe that the disposition of all other claims currently pending will also not have a material adverse effect on our financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

Item 4A. Executive Officers of the Registrant

The following information pertains to our executive officers as of December 31, 2002:

Executive Officer	Age	Principal Occupations For The Past Five Years
Kaoru Hayama	68	Mr. Hayama has served as Chairman of UnionBanCal Corporation and Union Bank of California, N.A. since September 1998. He served as Deputy President of The Bank of Tokyo-Mitsubishi, Ltd. from April 1996 to June 1998. Mr. Hayama has served as a Director of UnionBanCal Corporation and Union Bank of California, N.A. since September 1998.
Norimichi Kanari	56	Mr. Kanari has served as President and Chief Executive Officer of UnionBanCal Corporation and Union Bank of California, N.A. since July 2001 and served as Vice Chairman of UnionBanCal Corporation and Union Bank of California, N.A. from July 2000 to July 2001. From May 1999 to July 2000, he served as General Manager of the Corporate Banking Division in the Osaka Branch of The Bank of Tokyo-Mitsubishi, Ltd., after serving from August 1997 to May 1999 as General Manager of The Bank of Tokyo-Mitsubishi, Ltd.'s New York Branch and Cayman Branch. He has served as a Director of The Bank of Tokyo-Mitsubishi, Ltd. since June 1997. Mr. Kanari has been a Director of UnionBanCal Corporation and Union Bank of California, N.A. since July 2000.
Takaharu Saegusa	50	Mr. Saegusa has served as Deputy Chairman of UnionBanCal Corporation and Union Bank of California, N.A. since March 2001 and served as Executive Vice President of UnionBanCal Corporation and Union Bank of California, N.A. from February 2001 to March 2001. He served as Deputy General Manager, Japanese Corporate Banking Group at The Bank of Tokyo-Mitsubishi, Ltd.'s New York Branch from June 1998 to February 2001. From January 1997 to May 1998, he served as General Manager of The Bank of Tokyo-Mitsubishi, Ltd.'s Shimo-Akatsuka Branch. Mr. Saegusa has been a Director of UnionBanCal Corporation and Union Bank of California, N.A. since March 2001.
Richard C. Hartnack	57	Mr. Hartnack has served as Vice Chairman and head of the Community Banking and Investment Services Group for UnionBanCal Corporation and Union Bank of California, N.A. since September 1999, and from April 1996 to September 1999 as head of the Community Banking Group. Mr. Hartnack has served as a Director of UnionBanCal Corporation since June 1991.
Robert M. Walker	61	Mr. Walker has served as Vice Chairman and head of the Commercial Financial Services Group for UnionBanCal Corporation and Union Bank of California, N.A. since April 1996. Mr. Walker has served as a Director of UnionBanCal Corporation since July 1992.

Executive Officer	Age	Principal Occupations For The Past Five Years
Linda Betzer	56	Ms. Betzer has served as Executive Vice President and head of the Operations and Customer Services Group for UnionBanCal Corporation and Union Bank of California, N.A. since January 2000. She served as Executive Vice President of Commercial Customer Services from April 1996 to January 2000.
Paul E. Fearer	59	Mr. Fearer has served as Executive Vice President and Director of Human Resources for UnionBanCal Corporation and Union Bank of California, N.A. since April 1996.
Philip B. Flynn	45	Mr. Flynn has served as Executive Vice President and Chief Credit Officer of UnionBanCal Corporation and Union Bank of California, N.A. since September 2000. He served as Executive Vice President and head of Specialized Lending from May 2000 to September 2000 and as Executive Vice President and head of the Commercial Banking Group from June 1998 to May 2000. He served as Executive Vice President and head of Energy Capital Services from September 1996 to April 2000.
Katsuyoshi Hamahashi . . .	53	Mr. Hamahashi has served as head of Global Markets Group for UnionBanCal Corporation and Union Bank of California, N.A. since October 1998 and as Executive Vice President and Treasurer of UnionBanCal Corporation and Union Bank of California, N.A. since April 1996.
Ronald H. Kendrick	61	Mr. Kendrick has served as Executive Vice President and head of the Community Banking Group for UnionBanCal Corporation and Union Bank of California, N.A. since December 2000. He served as Executive Vice President and Southern California Area Executive for Union Bank of California, N.A. from March 1994 to December 2000.
David I. Matson	58	Mr. Matson has served as Executive Vice President and Chief Financial Officer of UnionBanCal Corporation and Union Bank of California, N.A. since July 1998. He served as Executive Vice President and Director of Finance of UnionBanCal Corporation and Union Bank of California, N.A. from August 1997 to July 1998. He served as Executive Vice President and head of the Institutional and Deposit Markets Division from April 1996 until July 1997.
John H. McGuckin, Jr	56	Mr. McGuckin has served as Executive Vice President, General Counsel and Secretary for UnionBanCal Corporation and Union Bank of California, N.A. since September 2000. He served as Executive Vice President and General Counsel of UnionBanCal Corporation from January 1998 to September 2000 and served as Executive Vice President and General Counsel of Union Bank of California, N.A. from April 1996 until September 2000.
Magan C. Patel	65	Mr. Patel has served as Executive Vice President and head of the International Banking Group for UnionBanCal Corporation and Union Bank of California, N.A. since April 1996.
Charles L. Pedersen	59	Mr. Pedersen has served as Executive Vice President and head of the Systems Technology and Item Processing Group for UnionBanCal Corporation and Union Bank of California, N.A. since April 1996.

Executive Officer	Age	Principal Occupations For The Past Five Years
Osamu Uno	50	Mr. Uno has served as Executive Vice President and head of the Pacific Rim Corporate Group of UnionBanCal Corporation and Union Bank of California, N.A. and General Manager of the Los Angeles Branch of The Bank of Tokyo-Mitsubishi, Ltd. since March 2001. He served as General Manager, Corporate Banking Credit Division of The Bank of Tokyo-Mitsubishi, Ltd. from July 2000 to February 2001 and Co-General Manager, Credit Supervision Division No. 2 of The Bank of Tokyo-Mitsubishi, Ltd. from April 1996 to June 2000.

The term of office of the executive officer extends until the officer resigns, is removed, retires, or is otherwise disqualified for service. There is no family relationship among the executive officers.

PART II

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters

Our common stock is traded on the New York Stock Exchange under the symbol UB. As of January 31, 2003, our common stock was held by approximately 2,457 registered shareholders. At December 31, 2002, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) held approximately 65 percent of our common stock. During 2001 and 2002, the average daily trading volume of our common stock was approximately 418,531 shares and 443,032 shares, respectively. At December 31, 2000, 2001 and 2002, our common stock closed at $24.06 per share, $38.00 per share, and $39.27 per share, respectively. The following table presents stock quotations for each quarterly period for the two years ended December 31, 2001 and 2002.

	2001		2002	
	High	Low	High	Low
First quarter	$30.26	$24.81	$44.02	$34.98
Second quarter	34.67	26.38	49.60	43.30
Third quarter	38.70	32.15	48.40	38.70
Fourth quarter	39.14	28.92	44.40	35.65

The following table presents quarterly per share cash dividends declared for 2001 and 2002:

	2001	2002
First quarter.	$0.25	$0.25
Second quarter.	0.25	0.28
Third quarter	0.25	0.28
Fourth quarter	0.25	0.28

On October 23, 2002, our Board of Directors approved a quarterly common stock dividend of $0.28 per share for the fourth quarter of 2002. Future dividends will depend upon our earnings, financial condition, capital requirements and other factors as our Board of Directors may deem relevant.

We offer a dividend reinvestment and stock purchase plan that allows shareholders to reinvest dividends in our common stock at market price. BTM did not participate in the plan during 2001 and 2002. For further information about these plans, see Note 13 to our Consolidated Financial Statements included in this Form 10-K.

The availability of our retained earnings for the payment of dividends is affected by certain legal restrictions. See Note 17 to our Consolidated Financial Statements included in this Form 10-K.

Item 6. Selected Financial Data

See page F-1 of this Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

See pages F-1 through F-45 of this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

See pages F-36 through F-39 of this Form 10-K.

Item 8. Financial Statements and Supplementary Data

See pages F-46 through F-96 of this Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Reference is made to the information contained in the sections entitled "Election of Directors" and "Compliance with Section 16 of the 1934 Act" of our Proxy Statement for the April 23, 2003 Annual Meeting of Shareholders for incorporation by reference of information concerning directors and persons nominated to become directors of UnionBanCal Corporation. Information concerning our executive officers as of December 31, 2002, is included in Part I above in accordance with Instruction 3 to Item 401(b) of Regulation S-K.

Item 11. Executive Compensation

Information concerning executive compensation is incorporated by reference from the text under the captions "Executive Compensation" and "Director Compensation" in the Proxy Statement for the April 23, 2003 Annual Meeting of Shareholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning ownership of the equity stock of UnionBanCal Corporation by certain beneficial owners and management is incorporated by reference from page 1 and the text under the caption "Security Ownership by Management" in the Proxy Statement for the April 23, 2003 Annual Meeting of Shareholders.

The following table provides information relating to our equity compensation plans as of December 31, 2002:

	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a) (c)
Equity compensation approved by shareholders	8,515,469	$34.71	2,890,182
Equity compensation not approved by shareholders	—	—	—
	8,515,469	$34.71	2,890,182

All equity compensation plans have been approved by the shareholders. At December 31, 2002, there were 2,890,182 shares of common stock available for future issuance as either stock options or restricted stock under the Stock Plans. For additional information concerning our equity compensation plans, see Note 14 to our Consolidated Financial Statements included in this Form 10-K.

Item 13. Certain Relationships and Related Transactions

Information concerning certain relationships and related transactions with officers, directors, and The Bank of Tokyo-Mitsubishi, Ltd. is incorporated by reference from the text under the caption "Transactions with Management and Others" in the Proxy Statement for the April 23, 2003 Annual Meeting of Shareholders.

PART IV

Item 14. Controls and Procedures

(a) *Evaluation of disclosure controls and procedures.* Based on their evaluation as of December 31, 2002, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (Exchange Act)) are effective to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission (SEC) rules and forms.

(b) *Changes in internal controls.* These officers have also concluded that there were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation and that there were no significant deficiencies or material weaknesses in such controls, and therefore there were no corrective actions taken.

Item 15. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a)(1) Financial Statements

Our Consolidated Financial Statements, the Management Statement, and the independent auditors' report are set forth on pages F-47 through F-98. (See index on page F-46).

(a)(2) Financial Statement Schedules

All schedules to our Consolidated Financial Statements are omitted because of the absence of the conditions under which they are required or because the required information is included in our Consolidated Financial Statements or accompanying notes.

(a)(3) Exhibits

No.	Description
3.1	Restated Articles of Incorporation of the Registrant, as amended[1]
3.2	By-laws of the Registrant, as amended December 4, 2002[2]
10.1	UnionBanCal Corporation Management Stock Plan. (As restated effective June 1, 1997)*[3]
10.2	Union Bank of California Deferred Compensation Plan. (January 1, 1997, Restatement, as amended November 21, 1996)*[4]
10.3	Union Bank of California Senior Management Bonus Plan. (Effective January 1, 2000)*[5]
10.4	Richard C. Hartnack Employment Agreement. (Effective January 1, 1998)*[6]
10.5	Robert M. Walker Employment Agreement. (Effective January 1, 1998)*[6]
10.6	Union Bank of California, N.A. Supplemental Executive Retirement Plan. (Effective January 1, 1988) (Amended and restated as of January 1, 1997)*[3]
10.7	Union Bank Financial Services Reimbursement Program. (Effective January 1, 1996)*[7]
10.8	1997 UnionBanCal Corporation Performance Share Plan, as amended. (As amended, effective January 1, 2001)*[5]
10.9	Service Agreement Between Union Bank of California and The Bank of Tokyo-Mitsubishi Ltd. (Effective October 1, 1997)*[3]
10.10	Year 2000 UnionBanCal Corporation Management Stock Plan. (As restated effective January 1, 2000)*[8]
10.11	Union Bank of California, N.A. Supplemental Retirement Plan for Policy Making Officers (Effective November 1, 1999)[9]
10.12	Philip B. Flynn Employment Agreement (Effective September 21, 2000)*[10]
10.13	David I. Matson Employment Agreement (Effective January 1, 1998)*[2]
12.1	Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividend Requirements[2]
21.1	Subsidiaries of the Registrant[2]
23.1	Consent of Deloitte & Touche LLP[2]
24.1	Power of Attorney[2]
24.2	Resolution of Board of Directors[2]

[1] Incorporated by reference to the UnionBanCal Corporation Annual Report on Form 10-K for the year ended December 31, 1998.
[2] Filed herewith.
[3] Incorporated by reference to the UnionBanCal Corporation Annual Report on Form 10-K for the year ended December 31, 1997.
[4] Incorporated by reference to the UnionBanCal Corporation Annual Report on Form 10-K for the year ended December 31, 1996.
[5] Incorporated by reference to the UnionBanCal Corporation Definitive Proxy Statement on Form 14A filed on March 27, 2001.
[6] Incorporated by reference to the UnionBanCal Corporation Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.
[7] Incorporated by reference to the UnionBanCal Corporation Current Report on Form 8-K dated April 1, 1996.
[8] Incorporated by reference to the UnionBanCal Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 1999.
[9] Incorporated by reference to the UnionBanCal Corporation Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.
[10] Incorporated by reference to the UnionBanCal Corporation Annual Report on Form 10-K for the year ended December 31, 2001.
* Management contract or compensatory plan, contract or arrangement.

(b) Reports on Form 8-K

We filed a report on Form 8-K on October 17, 2002, reporting under Item 5 thereof that UnionBanCal Corporation issued a press release concerning earnings for the third quarter of 2002.

We filed a report on Form 8-K on November 13, 2002, reporting under Item 9 thereof, which included the written certification statements of our chief executive officer and chief financial officer with respect to our quarterly report on Form 10-Q for the period ended September 30, 2002, filed with the SEC on November 13, 2002, as required by section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. section 1350).

UnionBanCal Corporation and Subsidiaries

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selected Financial Data

(Dollars in thousands, except per share data)	As of and for the Years Ended December 31, 1998	1999	2000	2001	2002
Results of operations:					
Net interest income[1]	$ 1,322,655	$ 1,419,019	$ 1,587,008	$ 1,526,099	$ 1,564,556
Provision for credit losses	45,000	65,000	440,000	285,000	175,000
Noninterest income	533,531	586,759	647,180	716,404	735,976
Noninterest expense	1,135,218	1,281,973	1,130,185	1,240,174	1,347,666
Income before income taxes[1]	675,968	658,805	664,003	717,329	777,866
Taxable-equivalent adjustment	4,432	3,186	2,568	2,057	2,587
Income tax expense	205,075	213,888	221,535	233,844	247,376
Net income	$ 466,461	$ 441,731	$ 439,900	$ 481,428	$ 527,903
Per common share:					
Net income (basic)	$ 2.66	$ 2.65	$ 2.72	$ 3.05	$ 3.41
Net income (diluted)	2.65	2.64	2.72	3.04	3.38
Dividends[2]	0.61	0.82	1.00	1.00	1.09
Book value (end of period)	17.45	18.18	20.17	22.66	24.94
Common shares outstanding (end of period)	175,259,919	164,282,622	159,234,454	156,483,511	150,702,363
Weighted average common shares outstanding (basic)	175,127,487	166,382,074	161,604,648	157,844,745	154,757,817
Weighted average common shares outstanding (diluted)	175,737,303	167,149,207	161,989,388	158,623,454	156,414,940
Balance sheet (end of period):					
Total assets	$ 32,276,316	$ 33,684,776	$ 35,162,475	$ 36,038,746	$ 40,169,773
Total loans	24,296,111	25,912,958	26,010,398	24,994,030	26,438,083
Nonperforming assets	89,850	169,780	408,304	492,482	337,404
Total deposits	24,507,879	26,256,607	27,283,183	28,556,199	32,840,815
Medium and long-term debt	298,000	298,000	200,000	399,657	418,360
Trust preferred securities	—	350,000	350,000	363,928	365,696
Shareholders' equity	3,058,244	2,987,468	3,211,565	3,546,242	3,758,189
Balance sheet (period average):					
Total assets	$ 30,523,806	$ 32,141,497	$ 33,672,058	$ 34,619,222	$ 36,108,496
Total loans	23,215,504	25,024,777	26,310,420	25,951,021	25,807,190
Earning assets	27,487,390	29,017,122	30,379,730	31,291,782	32,983,371
Total deposits	22,654,714	23,893,045	25,527,547	26,542,312	28,753,185
Shareholders' equity	2,845,964	2,939,591	3,139,844	3,467,719	3,739,530
Financial ratios:					
Return on average assets	1.53%	1.37%	1.31%	1.39%	1.46%
Return on average shareholders' equity	16.39	15.03	14.01	13.88	14.12
Efficiency ratio[3]	61.31	63.98	50.59	55.30	58.57
Net interest margin[1]	4.81	4.89	5.22	4.87	4.74
Dividend payout ratio	22.93	30.94	36.76	32.79	31.96
Tangible equity ratio	9.30	8.70	9.01	9.62	8.93
Tier 1 risk-based capital ratio	9.64	9.94	10.24	11.47	11.18
Total risk-based capital ratio	11.61	11.79	12.07	13.35	12.93
Leverage ratio	9.38	10.10	10.19	10.53	9.75
Allowance for credit losses to total loans	1.89	1.82	2.36	2.54	2.30
Allowance for credit losses to nonaccrual loans	585.50	281.00	153.48	129.00	180.94
Net loans charged off to average total loans	0.15	0.22	1.13	1.02	0.80
Nonperforming assets to total loans, distressed loans held for sale, and foreclosed assets	0.37	0.66	1.57	1.97	1.28
Nonperforming assets to total assets	0.28	0.50	1.16	1.37	0.84

[1] Amounts are on a taxable-equivalent basis using the federal statutory tax rate of 35 percent.

[2] Dividends per share reflect dividends declared on UnionBanCal Corporation's common stock outstanding as of the declaration date.

[3] The efficiency ratio is noninterest expense, excluding foreclosed asset expense (income), as a percentage of net interest income (taxable-equivalent) and noninterest income. Foreclosed asset expense (income) was $(2.8) million, $(1.3) million, $(0.1) million, $(0.0) million, and $0.1 million for 1998 through 2002, respectively.

This document includes forward-looking information, which is subject to the "safe harbor" created by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We may make forward-looking statements in other United States Securities and Exchange Commission (SEC) filings, press releases, news articles, conference calls with Wall Street analysts and shareholders and when we are speaking on behalf of UnionBanCal Corporation. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. Often, they include the words "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could," or "may." These forward-looking statements are intended to provide investors with additional information with which they may assess our future potential. All of these forward-looking statements are based on assumptions about an uncertain future and are based on information available at the date such statements are issued. We do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.

There are numerous risks and uncertainties that could and will cause actual results to differ materially from those discussed in our forward-looking statements. Many of these factors are beyond our ability to control or predict and could have a material adverse effect on our stock price, financial condition, and results of operations or prospects. Such risks and uncertainties include, but are not limited to, the following factors: adverse economic conditions in California, global political and general economic conditions related to the terrorist attacks on September 11, 2001, and their aftermath, adverse economic conditions affecting certain industries, including power companies, fluctuations in interest rates, the controlling interest in us of The Bank of Tokyo-Mitsubishi, Ltd. (BTM), which is a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group, Inc., competition in the banking industry, restrictions on dividends, adverse effects of current and future banking rules, regulations and legislation, and risks associated with various strategies we may pursue, including potential acquisitions, divestitures and restructurings. See also the section entitled "Certain Business Risk Factors" located near the end of this "Management's Discussion and Analysis of Financial Condition and Results of Operation."

All reports that we file electronically with the SEC, including the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and current reports on Form 8-K, as well as any amendments to those reports, are accessible at no cost on our internet website at www.uboc.com. These filings are also accessible on the SEC's website at www.sec.gov.

You should read the following discussion and analysis of our consolidated financial position and the results of our operations for the years ended December 31, 2000, 2001 and 2002 together with our Consolidated Financial Statements and the Notes to Consolidated Financial Statements included in this Form 10-K. Averages, as presented in the following tables, are substantially all based upon daily average balances.

Introduction

We are a California-based, commercial bank holding company incorporated in California, with consolidated assets of $40.2 billion at December 31, 2002. At year-end 2002, Union Bank of California, N.A. (the Bank) was the fourth largest commercial bank in California, based on total assets and total deposits in California.

UnionBanCal Corporation and its banking subsidiary, Union Bank of California, N.A., were created on April 1, 1996, by the combination of Union Bank with BanCal Tri-State Corporation and its banking subsidiary, The Bank of California, N.A. The combination was accounted for as a reorganization of entities under common control, similar to a pooling of interests.

Since November 1999, we have announced stock repurchase plans totaling $400 million. We repurchased $131 million, $108 million and $86 million in 2000, 2001, and 2002, respectively, as part of these repurchase plans. As of December 31, 2002, $59 million of our common stock is authorized for repurchase. In addition, on August 27, 2002, we announced that we purchased $300 million of our common stock from our majority owner, BTM. At December 31, 2002, BTM owned approximately 65 percent of our outstanding common stock.

Critical Accounting Policies

General

UnionBanCal Corporation's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and the general practices of the banking industry. The financial information contained within our statements is, to a significant extent, financial information that is based on approximate measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. In many instances, we use a discount factor to determine the present value of assets and liabilities. A change in the discount factor could increase or decrease the values of those assets and liabilities and such a change would result in either a beneficial or adverse impact to our financial results. We use historical loss factors, adjusted for current conditions, to determine the inherent loss that may be present in our loan and lease portfolio. Actual losses could differ significantly from the loss factors that we use. Other estimates that we use are employee turnover factors for pension purposes, residual values in our leasing portfolio, fair value of our derivatives and securities and expected useful lives of our depreciable assets. We enter into derivative contracts to accommodate our customers and for our own risk management purposes. The derivative contracts are generally foreign exchange, interest rate swap and interest rate option contracts, although we could enter into other types of derivative contracts. We value these contracts at fair value, using readily available, market quoted prices. We have not historically entered into derivative contracts for our customers or for ourselves, which relate to credit, equity, commodity, energy, or weather-related indices. We are subject to US GAAP that may change from one previously acceptable method to another method. Although the economics of our transactions would be the same, the timing of events that would impact our transactions could change.

Our most significant estimates are approved by our Chief Executive Officer Forum, which is comprised of our most senior officers. At each financial reporting period, a review of these estimates is then presented to the Audit Committee of our Board of Directors.

As of December 31, 2002, we have not created any special purpose entities to securitize assets or to obtain off-balance sheet funding. Although we have sold a number of loans in the past three years, those loans have been sold to third parties without recourse, subject to customary representations and warranties. Please see our disclosure regarding contractual obligations and commitments entitled, "Off-Balance Sheet Arrangements and Aggregate Contractual Obligations and Commitments."

Allowance for Credit Losses

The allowance for credit losses is an estimate of the losses that may be sustained in our loan and lease portfolio. The allowance is based on two principles of accounting: (1) Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable; and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

Our allowance for credit losses has three components: the formula allowance, the specific allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when the actual events occur. The formula allowance uses a model based, in part, on historical losses as an indicator of future losses and, as a result, could differ from the loss incurred in the future. However, since this history is updated with the most recent loss information, the differences that might otherwise occur are mitigated. Moreover, management adjusts the historical loss estimates for current conditions in order to more accurately assess probable losses inherent in the portfolio. The specific allowance uses various techniques to arrive at an estimate of loss. Historical loss information, discounted cash flows, fair market value of collateral and secondary market information are all used to estimate those losses. The use of these values is inherently subjective and our actual losses could be greater or less than the estimates. The unallocated allowance captures losses that are attributable to various economic events, industry or geographic sectors whose impact on the portfolio have occurred but have yet to be recognized in either the formula or specific allowances. We have recorded an allowance for credit losses of $609 million as of December 31, 2002, based upon our assessment of the probability of loss. We estimate, based on our review of our portfolio, that the range of loss in our total allowance for credit losses at December 31, 2002, could be $437 million to $644 million. For further information regarding our allowance for credit losses, see page F-23.

Financial Summary

Net income was $527.9 million, or $3.38 per diluted common share, in 2002 compared with $481.4 million, or $3.04 per diluted common share, in 2001. This increase in diluted earnings per share of $0.34, or 11 percent, was due to a $110.0 million, or 39 percent, decrease in provision for credit losses, a $19.6 million, or 3 percent, increase in noninterest income, and a $38.5 million, or 3 percent, increase in net interest income (on a taxable-equivalent basis), partly offset by a $107.5 million, or 9 percent, increase in noninterest expense. Other highlights in 2002 include:

- Net interest income, on a taxable-equivalent basis, was $1,564.6 million in 2002, an increase of $38.5 million over 2001. Net interest margin in 2002 was 4.74 percent, a decrease of 13 basis points from 2001.
- A provision for credit losses of $175.0 million was recorded in 2002, compared with $285.0 million in 2001.
- Noninterest income was $736.0 million in 2002, an increase of $19.6 million, or 3 percent, from 2001. Noninterest income, excluding a $20.7 million gain recognized on the exchange of our STAR System stock and a $10.9 million gain on the sale of our Guam and Saipan branches, both in the prior year, increased $51.2 million, or 7 percent. This growth was mainly attributable to a $30.7 million increase in service charges on deposit accounts and $26.3 million in insurance commissions and fees mainly associated with our acquisition of Armstrong/Robitaille, Inc., partly offset by a $10.1 million decrease in trust and investment management fees. In 2002, securities losses, net were $3.8 million compared to securities gains, net of $8.7 million in 2001. In addition, we had residual value writedowns in our auto lease portfolio of $9.0 million in 2002 compared with $28.3 million in 2001.
- Noninterest expense was $1,347.7 million in 2002, an increase of $107.5 million, or 9 percent, over 2001. Excluding the effect of a $15.3 million amortization adjustment related to the standardization of our accounting for low-income housing tax credit investments (LIHC), noninterest expense increased $92.2 million, or 7.4 percent. Salaries and employee benefits increased $71.3 million, or 11 percent, primarily attributable to higher personnel expenses related to acquisitions, higher incentives, merit increases, and increasing heath care costs.
- Income tax expense in 2002 was $247.4 million, a 32 percent effective income tax rate, which included a reduction in income tax expense resulting from a tax credit adjustment of $9.8 million related to the standardization of our accounting for low-income housing credit (LIHC) investments and a $3.3 million net reduction in income tax expense resulting from a change in California state tax law concerning loan loss reserves. For 2001, the effective income tax rate was 33 percent.
- Return on average assets increased to 1.46 percent in 2002 compared to 1.39 percent in 2001. Our return on average shareholders' equity increased to 14.12 percent in 2002 compared to 13.88 percent in 2001.

Business Segments

We segregate our operations into four primary business units for the purpose of management reporting, as shown in the table on the following page. The results show the financial performance of our major business units.

The risk-adjusted return on capital (RAROC) methodology used seeks to attribute economic capital to business units consistent with the level of risk they assume. These risks are primarily credit risk, market risk and operational risk. Credit risk is the potential loss in economic value due to the likelihood that the obligor will not perform as agreed. Market risk is the potential loss in fair value due to changes in interest rates, currency rates and equity prices. Operational risk is the potential loss due to failures in internal control, system failures, or external events.

The following table reflects the condensed income statements, selected average balance sheet items and selected financial ratios for each of our primary business units. The information presented does not necessarily represent the business units' financial condition and results of operations as if they were independent entities. Also, the tables have been expanded to include performance center earnings. A performance center is a special unit of the Bank whose income generating activities, unlike typical profit centers, are based on other business segment units' customer base. The revenues generated and expenses incurred for those transactions entered into to accommodate our customers are allocated to other business segments where the customer relationships reside. A performance center's purpose is to foster cross selling with a total profitability view of the products and services it manages. For example, the Global Markets Trading and Sales unit, within the Global Markets Group, is a performance center that manages the foreign exchange, derivatives, and fixed income securities activities within the Global Markets organization. Unlike financial accounting, there is no authoritative body of guidance for management accounting equivalent to US GAAP. Consequently, reported results are not necessarily comparable with those presented by other companies.

The RAROC measurement methodology recognizes credit expense for expected losses arising from credit risk and attributes economic capital related to unexpected losses arising from credit, market and operational risks. As a result of the methodology used by the RAROC model to calculate expected losses, differences between the provision for credit losses and credit expense in any one period could be significant. However, over an economic cycle, the cumulative provision for credit losses and credit expense for expected losses should be substantially the same. Business unit results are based on an internal management reporting system used by management to measure the performance of the units and UnionBanCal Corporation as a whole. Our management reporting system identifies balance sheet and income statement items to each business unit based on internal management accounting policies. Net interest income is determined using our internal funds transfer pricing system, which assigns a cost of funds to assets or a credit for funds to liabilities and capital, based on their type, maturity or repricing characteristics. Noninterest income and expense directly or indirectly attributable to a business unit are assigned to that business. The business units are assigned the costs of products and services directly attributable to their business activity through standard unit cost accounting based on volume of usage. All other corporate expenses (overhead) are assigned to the business units based on a predetermined percentage of usage.

We have restated the business units' results for the prior periods to reflect changes in the transfer pricing methodology and any reorganization changes that may have occurred.

	Community Banking and Investment Services Group Years Ended December 31,			Commercial Financial Services Group Years Ended December 31,			International Banking Group Years Ended December 31,		
	2000	2001	2002	2000	2001	2002	2000	2001	2002
Results of operations after performance center earnings (dollars in thousands):									
Net interest income	$ 738,709	$ 704,258	$ 797,592	$ 764,370	$697,533	$656,902	$ 34,987	$ 39,498	$ 38,196
Noninterest income	412,199	432,012	445,569	173,140	158,459	195,546	60,114	59,022	68,049
Total revenue	1,150,908	1,136,270	1,243,161	937,510	855,992	852,448	95,101	98,520	106,245
Noninterest expense[1]	722,525	750,908	790,508	303,210	316,890	347,148	54,299	57,364	63,005
Credit expense	48,655	41,725	33,692	120,670	149,522	190,337	7,008	4,424	1,904
Income before income tax expense	379,728	343,637	418,961	513,630	389,580	314,963	33,794	36,732	41,336
Income tax expense	145,246	131,441	160,253	184,172	131,565	101,304	12,926	14,050	15,811
Net income (loss)	$ 234,482	$ 212,196	$ 258,708	$ 329,458	$258,015	$213,659	$ 20,868	$ 22,682	$ 25,525
Performance center earnings (dollars in thousands):									
Net interest income	$ 1,079	$ 873	$ 816	$ (1,927)	$ (1,269)	$ (1,234)	$ —	$ —	$ —
Noninterest income	9,398	(10,609)	(42,567)	8,453	27,966	55,091	134	372	4,256
Noninterest expense	1,879	(7,223)	(32,824)	66	9,119	28,665	669	471	3,396
Net Income	5,208	(1,659)	(5,617)	4,183	11,035	15,754	(331)	(61)	531
Total loans (dollars in millions)	25	19	26	(49)	(38)	(44)	—	—	—
Average balances (dollars in millions):									
Total loans[2]	$ 8,114	$ 8,899	$ 10,095	$ 16,778	$ 15,635	$ 14,102	$ 959	$ 987	$ 1,175
Total assets	9,040	9,861	10,986	18,577	17,481	15,806	1,489	1,342	1,500
Total deposits[2]	14,155	14,256	15,733	6,394	7,173	8,729	1,029	1,419	1,492
Financial ratios:									
Risk adjusted return on capital	41%	37%	45%	20%	14%	14%	22%	27%	38%
Return on average assets	2.59	2.15	2.35	1.77	1.48	1.35	1.40	1.69	1.70
Efficiency ratio[3]	62.8	66.1	63.6	32.3	37.0	40.7	57.1	58.2	59.3

	Global Markets Group Years Ended December 31,			Other Years Ended December 31,			UnionBanCal Corporation Years Ended December 31,		
	2000	2001	2002	2000	2001	2002	2000	2001	2002
Results of operations after performance center earnings (dollars in thousands):									
Net interest income	$ (8,850)	$ 16,505	$ (18,478)	$ 55,224	$ 66,248	$ 87,757	$1,584,440	$1,524,042	$1,561,969
Noninterest income	(7,083)	19,633	10,104	8,810	47,278	16,708	647,180	716,404	735,976
Total revenue	(15,933)	36,138	(8,374)	64,034	113,526	104,465	2,231,620	2,240,446	2,297,945
Noninterest expense[1]	15,757	24,064	15,548	34,394	90,948	131,457	1,130,185	1,240,174	1,347,666
Credit expense (income)	—	200	200	263,667	89,129	(51,133)	440,000	285,000	175,000
Income (loss) before income tax expense (benefit)	(31,690)	11,874	(24,122)	(234,027)	(66,551)	24,141	661,435	715,272	775,279
Income tax expense (benefit)	(12,122)	4,542	(9,227)	(108,687)	(47,754)	(20,765)	221,535	233,844	247,376
Net income (loss)	$ (19,568)	$ 7,332	$ (14,895)	$(125,340)	$ (18,797)	$ 44,906	$ 439,900	$ 481,428	$ 527,903
Performance center earnings (dollars in thousands):									
Net interest income	$ —	$ —	$ —	$ 848	$ 396	$ 418	$ —	$ —	$ —
Noninterest income	(23,741)	(25,347)	(30,242)	5,756	7,618	13,462	—	—	—
Noninterest expense	(2,860)	(4,914)	(5,422)	246	2,547	6,185	—	—	—
Net Income	(12,894)	(12,617)	(15,326)	3,834	3,302	4,658	—	—	—
Total loans (dollars in millions)	—	—	—	24	19	18	—	—	—
Average balances (dollars in millions):									
Total loans[2]	$ —	$ 80	$ 113	$ 459	$ 350	$ 322	$ 26,310	$ 25,951	$ 25,807
Total assets	3,740	5,210	7,000	826	725	816	33,672	34,619	36,108
Total deposits[2]	3,235	2,928	1,810	715	766	989	25,528	26,542	28,753
Financial ratios:									
Risk adjusted return on capital	(13)%	2%	(2)%	na	na	na	na	na	na
Return on average assets	(0.56)	0.12	(0.22)	na	na	na	1.31%	1.39%	1.46%
Efficiency ratio[3]	(98.9)	66.6	(185.7)	na	na	na	50.6	55.3	58.6

[1] "Other" includes the 2000 restructuring credits of $19.0 million ($11.8 million, net of taxes).

[2] Represents loans and deposits for each business segment after allocation between the segments of loans and deposits originated in one segment but managed by another segment.

[3] The efficiency ratio is noninterest expense, excluding foreclosed asset expense (income), as a percentage of net interest income and noninterest income. Foreclosed asset expense (income) was $(0.1) million in 2000, $(0.0) million in 2001 and 0.1 million for 2002.

na = not applicable

Community Banking and Investment Services Group

The Community Banking and Investment Services Group provides financial products including a set of credit, deposit, trust, risk management, and insurance products delivered through branches, relationship managers, private bankers, trust administrators, and insurance agents to individuals and small businesses.

In 2002, net income increased $46.5 million, or 22 percent, compared to 2001. Total revenue increased $106.9 million, or 9.4 percent, compared to a year earlier. Increased asset and deposit volumes offset the effect of a significantly lower interest rate environment leading to an increase of $93.3 million, or 13 percent, in net interest income over the prior year. Excluding auto lease residual writedowns of $28.3 million and $9.0 million, in 2001 and 2002, respectively, and a $10.9 million gain on the sale of our Guam and Saipan branches in 2001 and the impact of performance center earnings, noninterest income was $37.1 million, or 8 percent, higher than the prior year primarily due to our acquisition of Armstrong/Robitaille, Inc. and higher deposit-related service fees. Noninterest expense increased $39.6 million, or 5 percent, in 2002 compared to 2001 with the majority of that increase being attributable to higher salaries and employee benefits mainly related to deposit gathering, small business growth, acquisitions and residential loan growth over 2001.

In 2002, the Community Banking and Investment Services Group emphasized growth in the consumer asset portfolio, expanding wealth management services, extending the small business franchise, expanding the branch network, and expanding cross selling activities throughout the bank. The strategy for growing the consumer asset portfolio primarily focused on mortgage and home equity products that may be originated through the branch network, as well as through channels such as wholesalers, correspondents, and whole loan purchases. As of December 31, 2002, residential loans have grown by $1.6 billion, or 33 percent, from the prior year. The Wealth Management division is focused on becoming a growing provider of banking and investment products for affluent individuals in geographic areas already served by us. We seek to provide quality service superior to that of our competitors and offer our customers an attractive product suite. Core elements of the initiative to extend our small business franchise include improving our sales force, increasing marketing activities, adding new locations, and developing online capabilities to complement physical distribution. Expansion of the distribution network will be achieved through acquisitions and de novo branching. During 2002, we completed our acquisitions of Valencia Bank and Trust, a commercial bank with $266 million in assets and five branches, and First Western Bank, a commercial bank with $224 million in assets and seven branches.

The Community Banking and Investment Services Group is comprised of six major divisions: Community Banking, Wealth Management, Institutional Services and Asset Management, Consumer Asset Management, Government and Not-For-Profit Markets, and Insurance Services.

Community Banking serves its customers through 259 full-service branches in California, 6 full-service branches in Oregon and Washington, and a network of 520 proprietary ATMs. Customers may also access our services 24 hours a day by telephone or through our Bank@Home product at *www.uboc.com*. In addition, the division offers automated teller and point-of-sale merchant services.

This division is organized by service delivery method, by markets and by geography. We serve our customers in the following ways:

- through community banking branches, which serve consumers and businesses with checking and deposit services, as well as various types of consumer financing;
- through on-line access to our internet banking services, which augment our physical delivery channels by providing an array of customer transaction, bill payment and loan payment services;
- through branches and business banking centers, which serve businesses with annual sales up to $5 million; and
- through in-store branches, which also serve consumers and businesses.

Wealth Management provides private banking services to our affluent clientele as well as brokerage products and services.

- The Private Bank focuses primarily on delivering financial services to high net worth individuals with sophisticated financial needs as well as to professional service firms. Specific products and services include trust and estate services, investment account management services, and deposit and credit products. A key strategy of The Private Bank is to expand its business by leveraging existing Bank client relationships. Through 13 existing locations, The Private Bank relationship managers offer all of our available products and services.
- Our brokerage products and services are provided through UBOC Investment Services, Inc., a registered broker/dealer offering investment products to individuals and institutional clients. Its primary strategy is to further penetrate our existing client base.

Institutional Services and Asset Management provides investment management and administration services for a broad range of individuals and institutions.

- HighMark Capital Management, Inc., a registered investment advisor, provides investment advisory services to institutional clients and mutual funds, including the affiliated HighMark Funds. It also provides advisory services to Union Bank of California, N.A. trust and agency clients, including corporations, pension funds and individuals. HighMark Capital Management, Inc. also provides mutual fund support services. HighMark Capital Management Inc.'s strategy is to increase assets under management by broadening its client base and helping to expand the distribution of shares of its mutual fund clients.
- Institutional Services provides custody, corporate trust, and retirement plan services. Custody Services provides both domestic and international safekeeping/settlement services in addition to securities lending. Corporate Trust acts as trustee for corporate and municipal debt issues. Retirement Services provides a full range of defined benefit and defined contribution administrative services, including trustee services, administration, investment management, and 401(k) valuation services. The client base of Institutional Services includes financial institutions, corporations, government agencies, unions, insurance companies, mutual funds, investment managers, and non-profit organizations. Institutional Services' strategy is to continue to leverage and expand our position in our target markets. As we announced on April 30, 2002, we acquired a substantial portion of the trust and institutional custody business of a bank located in Southern California.

Consumer Asset Management is the centralized underwriting, processing, servicing, collection and administration for consumer assets including residential loans and merchant bank cards.

- Consumer Asset Management is centralized in two California sites, one in San Diego and one in Brea, and
- provides customer and credit management services for consumer loan products.

Government and Not-For-Profit Markets provides a full range of treasury management, investment, and trust services to government entities and not-for-profit organizations.

The division, which primarily focuses on local, state, and federal agencies, includes an expanding product offering to the Native American government market. Niche markets have been developed that service colleges and universities, trade associations, cultural institutions, and religious non-profit organizations. The division's strategy is to expand its market presence by continued delivery of cash management products, internet based technology solutions, and expanding its tax-exempt lending capabilities to meet existing clients' needs.

Insurance Services provides a range of risk management services and insurance products to business and retail customers.

- The group, which includes our fourth quarter 2001 acquisition of Armstrong/Robitaille, Inc., a regional insurance broker, and our fourth quarter 2002 acquisition of John Burnham & Company, offers its risk management and insurance products through offices in California and Oregon.

Through alliances with other financial institutions, the Community Banking and Investment Services Group offers additional products and services, such as credit cards, leasing, and asset-based and leveraged financing.

The group competes with larger banks by attempting to provide service quality superior to that of its major competitors. The group's primary means of competing with community banks include its branch network and its technology to deliver banking services. We also offer convenient banking hours to consumers through our drive-through banking locations and selected branches that are open seven days a week.

The group competes with a number of commercial banks, internet banks, savings associations and credit unions, as well as more specialized financial service providers such as investment brokerage companies, consumer finance companies, and residential real estate lenders. The group's primary competitors are other major depository institutions such as Bank of America, Citibank, Washington Mutual and Wells Fargo, as well as smaller community banks in the markets in which we operate.

Commercial Financial Services Group

The Commercial Financial Services Group offers financing and cash management services to middle-market and large corporate businesses primarily headquartered in the western United States. The Commercial Financial Services Group has continued to focus specialized financing expertise to specific geographic markets and industry segments such as energy, entertainment, and real estate. Relationship managers in the Commercial Financial Services Group provide credit services, including commercial loans, accounts receivable and inventory financing, project financing, lease financing, trade financing and real estate financing. In addition to credit services, the group offers its customers access to cash management services delivered through deposit managers with experience in cash management solutions for businesses.

In 2002, net income decreased $44.4 million, or 17 percent, compared to 2001. Net interest income decreased $40.6 million, or 6 percent, primarily attributable to the lower interest rate environment, wherein our wholesale liabilities are closely tied to the effects of the lower treasury bill rates. The impact on earnings of decreasing earning asset balances was mitigated by a significantly lower cost of funds resulting from this lower interest rate environment. Excluding lower net losses in the private equity portfolio of $3.4 million in 2002, noninterest income increased $33.6 million, or 19 percent. This 19 percent increase was mainly attributable to higher deposit-related service fees. Noninterest expense increased $30.3 million, or 10 percent, compared to a year earlier due to higher expenses to support increased product sales and deposit volume. Credit expense increased $40.8 million due to a refinement in the RAROC credit metrics that were implemented in late 2001 and not reflected in our first, second and third quarters 2001 results.

The group's initiatives during 2002 included expanding wholesale deposit activities and increasing domestic trade financing. Loan growth strategies included originating, underwriting and syndicating loans in core competency markets, such as the California middle-market, commercial real estate, energy, entertainment, equipment leasing and commercial finance. The Commercial Financial Services Group provides strong processing services, including services such as check processing, front-end item processing, cash vault services and digital imaging.

The Commercial Financial Services Group is comprised of the following business units:

- the Commercial Banking Division, which serves California middle-market and large corporate companies with commercial lending, trade financing, and asset-based loans;

- the Corporate Deposit Services Division, which provides deposit and cash management expertise to clients in the middle-market, large corporate market and specialized industries;
- the Institutional and Deposit Services Division, which provides deposit and cash management expertise to clients in specific deposit-intensive industries;
- the Corporate Capital Markets Division, which provides limited merchant and investment banking related products and services;
- the Real Estate Industries Division, which provides real estate lending products such as construction loans, commercial mortgages and bridge financing;
- the Energy Capital Services Division, which provides custom financing and project financing to oil and gas companies, as well as power and utility companies, nationwide; and
- the National Banking Division, which provides custom financing to middle-market and large corporate clients in their defined industries and geographic markets.

The group competes with other banks primarily on the basis of the quality of its relationship managers, the delivery of quality customer service, and its reputation as a "business bank."

The group's main strategy is to target industries and companies for which the group can reasonably expect to be one of a customer's primary banks. Consistent with its strategy, the group attempts to serve a large part of its targeted customers' credit and depository needs.

The group competes with a variety of other financial services companies. Competitors include other major California banks, as well as regional, national and international banks. In addition, we compete with investment banks, commercial finance companies, leasing companies, and insurance companies.

International Banking Group

The International Banking Group focuses on providing correspondent banking and trade finance related products and services to international financial institutions worldwide, primarily in Asia. This focus includes products and services such as letters of credit, international payments, collections and financing of mostly short-term transactions. The group also serves certain foreign firms and US corporate clients in selected countries where we have branches, including Hong Kong, Japan, Korea, the Philippines and Taiwan. In the US, the group serves mostly subsidiaries and affiliates of non-Japanese Asian companies and US branches/ agencies of foreign banks. The majority of the revenue generated by the International Banking Group is from customers domiciled outside of the US.

In 2002, net income increased $2.8 million, or 13 percent, compared to 2001. Total revenue in 2002 increased $7.7 million, or 8 percent, compared to 2001. Net interest income decreased $1.3 million, or 3 percent, from 2001, mainly due to the lower interest rate environment. Noninterest income was $9.0 million, or 15 percent, higher than 2001, mainly attributable to higher foreign remittance and collection commissions, reflecting a strategic focus on this business, and merchant card activity in the current year. Noninterest expense increased $5.6 million, or 10 percent, compared to 2001, with the majority of that increase attributable to merchant card activity. Also contributing to the group's overall increase in net income was a reduction in credit expense of $2.5 million, or 57 percent, compared to 2001. The International Banking Group's business revolves around short-term, trade financing, mostly to banks, which we believe tends to result in significantly lower credit risk when compared to other lending activities and service-related income.

The group has a long and stable history of providing correspondent banking and trade-related products and services to international financial institutions. We believe the group continues to be a market leader, achieving strong customer loyalty in the correspondent banking market. The International Banking Group, headquartered in San Francisco, also maintains representative offices in Asia and Latin America and an international banking subsidiary in New York.

Global Markets Group

The Global Markets Group conducts business activities primarily to support the previously described business groups and their customers. This group offers a broad range of risk management products, such as foreign exchange contracts and interest rate swaps and options. It trades money market, government, agency, and other securities to meet investment needs of our institutional and business clients. Another primary area of the group is treasury management for our company, which encompasses wholesale funding, liquidity management, interest rate risk management, including securities portfolio management, and hedging activities.

In 2002, net loss was $14.9 million compared to net income of $7.3 million in 2001. Total revenue in 2002 decreased $44.5 million, or 123 percent, compared to 2001, resulting from a $35.0 million decrease in net interest income and a $9.5 million, or 49 percent, decrease in noninterest income. The decrease in net interest income from 2001 was mainly attributable to a declining interest rate environment, offset in part by reduced volume and costs of wholesale funding and increased income from hedged positions. Compared to 2001, the noninterest income decrease was mainly attributable to lower net gains on the sale of securities in our securities portfolio of $7.7 million in 2002 and to higher distribution of performance center earnings to other business segments of the bank during 2002. Compared to 2001, noninterest expense decreased $8.5 million, or 35 percent, as higher expenses were recorded in the prior year at the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Other

"Other" includes the following items:

- corporate activities that are not directly attributable to one of the four major business units. Included in this category are goodwill amortization for periods prior to January 1, 2002, and certain other nonrecurring items such as merger and integration expense, certain parent company non-bank subsidiaries, and the elimination of the fully taxable-equivalent basis amount;
- the adjustment between the credit expense under RAROC and the provision for credit losses under US GAAP and earnings associated with unallocated equity capital;
- the Pacific Rim Corporate Group, which offers a range of credit, deposit, and investment management products and services to companies in the US, which are affiliated with companies headquartered in Japan; and
- the residual costs of support groups.

Net income for "Other" in 2002 was $44.9 million. The results were impacted by the following factors:

- Credit expense (income) of ($51.1) million was due to the difference between the $175.0 million in provision for credit losses calculated under our US GAAP methodology and the $226.1 million in expected losses for the reportable business segments, which utilizes the RAROC methodology;
- Net interest income of $87.8 million, which resulted from the differences between the credit for equity for the reportable segments under RAROC and the net interest income earned by UnionBanCal Corporation, and a credit for deposits in the Pacific Rim Corporate Group;
- Noninterest income of $16.7 million; and
- Noninterest expense of $131.5 million that included a $15.3 million amortization adjustment related to the standardization of our accounting for LIHC investments.

Net loss for "Other" in 2001 was $18.8 million. The results were impacted by the following factors:

- Credit expense of $89.1 million due to the difference between the $285.0 million in provision for credit losses calculated under our US GAAP methodology and the $195.9 million in expected losses for the reportable business segments, which utilizes the RAROC methodology; offset by
- Net interest income of $66.2 million, which resulted from the differences between the credit for equity for the reportable segments under RAROC and the net interest income earned by UnionBanCal Corporation, and a credit for deposits in the Pacific Rim Corporate Group;
- Noninterest income of $47.3 million included a $20.7 million gain recognized when our stock holding in STAR System was exchanged for Concord EFS stock, a net gain of $13.9 million from the sale of securities obtained from the sale of collateral, and a $6.1 million gain on the sale of a distressed loan held for sale; and
- Noninterest expense of $90.9 million.

Financial Performance Goals

In connection with our strategic initiatives, we have established long-term financial performance goals, which serve as a tool for measuring long-term success of our operating strategies. Presently, these long-term financial performance goals include:

Performance Ratio	Goal
• Return on average shareholders' equity	15% to 17%
• Earnings per share growth	10% to 12%
• Efficiency ratio	54% to 56%
• Tangible shareholders' equity to assets	7.5% to 8.5%

Achievement of our long-term financial performance goals is subject to many risks and uncertainties, including those described under "Certain Business Risk Factors" beginning on page F-41. In particular, our achievement of the efficiency ratio goal has been adversely impacted by the significant reductions in interest rates. Beginning in 2000, these rate changes have negatively impacted our annual efficiency ratio by as little as 300 basis points to as much as 400 basis points, which will continue to be felt in 2003. Absent the impact on net interest income from the lower interest rate environment, we would have met or exceeded our financial performance goals for our efficiency ratio. Additionally, over the past three years, we have shifted our focus to increasing the growth rate of fee-oriented and deposit-related businesses and to growing the share of earnings streams from businesses with diversified credit exposures. The resulting business mix has produced less volatility in our earnings and credit risk, but is accompanied by higher labor costs. Though these businesses have resultant higher efficiency ratios, their year over year efficiency ratios are declining as these businesses take advantage of scale and other back office consolidations. We continue to look for opportunities to reduce our expenses and increase our revenues in order to meet all of our financial performance goals during these challenging times.

We periodically re-evaluate the various elements of our strategic plan, including our long-term financial performance goals. We expect to engage in such re-evaluation of these goals over the course of 2003 and continuing into 2004 as we develop the next phase of our strategic plan. Accordingly, such goals could well change as a result of this process and may change from time-to-time thereafter.

Net Interest Income

The table below shows the major components of net interest income and net interest margin for the periods presented.

	Years Ended December 31,								
	2000			2001			2002		
(Dollars in thousands)	Average Balance	Interest Income/ Expense[1]	Average Yield/ Rate[1]	Average Balance	Interest Income/ Expense[1]	Average Yield/ Rate[1]	Average Balance	Interest Income/ Expense[1]	Average Yield/ Rate[1]
Assets									
Loans:[2]									
Domestic	$25,260,924	$2,170,653	8.59%	$24,898,011	$1,828,004	7.34%	$24,634,530	$1,487,767	6.04%
Foreign[3]	1,049,496	71,812	6.84	1,053,010	56,030	5.32	1,172,660	32,285	2.75
Securities—taxable	3,426,164	221,606	6.47	4,669,695	290,019	6.21	5,858,193	313,232	5.35
Securities—tax-exempt	68,759	6,772	9.85	53,334	5,768	10.81	37,835	3,968	10.49
Interest bearing deposits in banks	174,769	9,126	5.22	70,510	2,850	4.04	124,023	2,806	2.26
Federal funds sold and securities purchased under resale agreements	131,449	8,160	6.21	217,369	6,844	3.15	840,320	13,895	1.65
Trading account assets	268,169	15,519	5.79	329,853	7,853	2.38	315,810	4,606	1.46
Total earning assets	30,379,730	2,503,648	8.24	31,291,782	2,197,368	7.02	32,983,371	1,858,559	5.63
Allowance for credit losses	(509,653)			(635,063)			(635,057)		
Cash and due from banks	2,140,369			2,203,075			1,928,821		
Premises and equipment, net	429,668			487,842			498,454		
Other assets	1,231,944			1,271,586			1,332,907		
Total assets	$33,672,058			$34,619,222			$36,108,496		
Liabilities									
Domestic deposits:									
Interest bearing	$ 6,039,773	163,446	2.71	$ 6,211,821	138,457	2.23	$ 8,159,892	89,952	1.10
Savings and consumer time	3,371,948	119,910	3.56	3,421,933	106,177	3.10	3,632,748	60,758	1.67
Large time	4,550,938	274,052	6.02	4,432,365	200,852	4.53	2,958,162	64,428	2.18
Foreign deposits[3]	1,924,839	107,183	5.57	1,931,190	69,830	3.62	1,535,837	21,110	1.37
Total interest bearing deposits	15,887,498	664,591	4.18	15,997,309	515,316	3.22	16,286,639	236,248	1.45
Federal funds purchased and securities sold under repurchase agreements	1,548,730	96,606	6.24	1,243,933	52,153	4.19	427,610	6,030	1.41
Commercial paper	1,521,614	94,905	6.24	1,287,603	52,439	4.07	997,543	16,645	1.67
Other borrowed funds	314,425	16,709	5.31	464,033	20,180	4.35	469,877	10,111	2.15
Medium and long-term debt	255,426	17,617	6.90	217,534	10,445	4.80	399,769	9,344	2.34
UnionBanCal Corporation-obligated mandatorily redeemable preferred securities of subsidiary grantor trust	350,000	26,212	7.49	352,345	20,736	5.88	352,106	15,625	4.44
Total borrowed funds	3,990,195	252,049	6.32	3,565,448	155,953	4.37	2,646,905	57,755	2.18
Total interest bearing liabilities	19,877,693	916,640	4.61	19,562,757	671,269	3.43	18,933,544	294,003	1.55
Noninterest bearing deposits	9,640,049			10,545,003			12,466,546		
Other liabilities	1,014,472			1,043,743			968,876		
Total liabilities	30,532,214			31,151,503			32,368,966		
Shareholders' Equity									
Common equity	3,139,844			3,467,719			3,739,530		
Total shareholders' equity	3,139,844			3,467,719			3,739,530		
Total liabilities and shareholders' equity	$33,672,058			$34,619,222			$36,108,496		
Net interest income/margin (taxable-equivalent basis)		1,587,008	5.22%		1,526,099	4.87%		1,564,556	4.74%
Less: taxable-equivalent adjustment		2,568			2,057			2,587	
Net interest income		$1,584,440			$1,524,042			$1,561,969	

[1] Yields and interest income are presented on a taxable-equivalent basis using the federal statutory tax rate of 35 percent.

[2] Average balances on loans outstanding include all nonperforming loans. The amortized portion of net loan origination fees (costs) is included in interest income on loans, representing an adjustment to the yield.

[3] Foreign loans and deposits are those loans and deposits originated in foreign branches.

Net interest income, on a taxable-equivalent basis, was $1,564.6 million in 2002, compared with $1,526.1 million in 2001. This increase of $38.5 million, or 3 percent, was attributable primarily to the impact of the decreasing interest rate environment throughout the prior year on interest bearing liabilities, increasing average noninterest bearing deposits, and higher earning assets, partly offset by significantly lower yields on our earning assets. Decreasing market rates resulted in lower rates on our interest bearing liabilities of 188 basis points on average balances of $18.9 billion, which was partly offset by a lower average yield of 139 basis points on average earning assets of $33.0 billion, which was favorably impacted by higher interest rate derivatives income of $64.4 million. Mitigating the impact of the lower interest rate environment on our net interest margin was an increase in average earning assets of $1.7 billion, primarily in securities, funded by a $1.9 billion, or 18 percent, increase in average noninterest bearing deposits. The resulting impact of these changes on our net interest margin was a decrease of 13 basis points to 4.74 percent.

Average earning assets were $33.0 billion in 2002, compared with $31.3 billion in 2001. This growth was attributable to a $1.2 billion, or 25 percent, increase in average securities, partly offset by a $143.8 million, or 1 percent, decrease in average loans. The increase in average securities, which were comprised primarily of fixed rate securities, reflected liquidity and interest rate risk management actions. The decline in average loans was mostly due to a $1.9 billion decrease in average commercial loans mainly attributable to slower loan growth due to economic conditions, loan sales, and a reduction in our exposure to nonrelationship syndicated loans. The decrease in commercial loans was partly offset by an increase in average residential mortgages of $1.5 billion, which was a result of a strategic portfolio shift from more volatile commercial loans. Other loan activities included an increase in average commercial mortgages of $442.1 million and a decrease in average consumer loans and lease financing of $233.6 million and $149.5 million, respectively.

Deposit growth, especially in our title and escrow industries, has been a continued strength, contributing significantly to our lower cost of funds year-over-year. Average noninterest bearing deposits were $1.9 billion, or 18 percent, higher in 2002 over the prior year, which included a $0.7 billion increase in average title and escrow deposits.

Analysis of Changes in Net Interest Income

The following table shows the changes in the components of net interest income on a taxable-equivalent basis for 2002 and 2001. The changes in net interest income between periods have been reflected as attributable either to volume or to rate changes. For purposes of this table, changes that are not solely due to volume or rate changes are allocated to rate.

	Years Ended December 31,					
	2001 Versus 2000			2002 Versus 2001		
	Increase (decrease) due to change in			Increase (decrease) due to change in		
(Dollars in thousands)	Average Volume	Average Rate	Net Change	Average Volume	Average Rate	Net Change
Changes in Interest Income						
Loans:						
Domestic	$ (31,174)	$(311,475)	$(342,649)	$ (19,340)	$(320,897)	$(340,237)
Foreign[1]	240	(16,022)	(15,782)	6,365	(30,110)	(23,745)
Securities—taxable	80,456	(12,043)	68,413	73,806	(50,593)	23,213
Securities—tax-exempt	(1,519)	515	(1,004)	(1,675)	(125)	(1,800)
Interest bearing deposits in banks	(5,442)	(834)	(6,276)	2,162	(2,206)	(44)
Federal funds sold and securities purchased under resale agreements	5,336	(6,652)	(1,316)	19,623	(12,572)	7,051
Trading account assets	3,572	(11,238)	(7,666)	(334)	(2,913)	(3,247)
Total earning assets	51,469	(357,749)	(306,280)	80,607	(419,416)	(338,809)
Changes in Interest Expense						
Domestic deposits:						
Interest bearing	4,663	(29,652)	(24,989)	43,442	(91,947)	(48,505)
Savings and consumer time	1,779	(15,512)	(13,733)	6,535	(51,954)	(45,419)
Large time	(7,138)	(66,062)	(73,200)	(66,781)	(69,643)	(136,424)
Foreign deposits[1]	354	(37,707)	(37,353)	(14,312)	(34,408)	(48,720)
Total interest bearing deposits	(342)	(148,933)	(149,275)	(31,116)	(247,952)	(279,068)
Federal funds purchased and securities sold under repurchase agreements	(19,019)	(25,434)	(44,453)	(34,204)	(11,919)	(46,123)
Commercial paper	(14,602)	(27,864)	(42,466)	(11,805)	(23,989)	(35,794)
Other borrowed funds	7,944	(4,473)	3,471	254	(10,323)	(10,069)
Medium and long-term debt	(2,615)	(4,557)	(7,172)	8,747	(9,848)	(1,101)
UnionBanCal Corporation-obligated mandatorily redeemable preferred securities of subsidiary grantor trust	176	(5,652)	(5,476)	(14)	(5,097)	(5,111)
Total borrowed funds	(28,116)	(67,980)	(96,096)	(37,022)	(61,176)	(98,198)
Total interest bearing liabilities	(28,458)	(216,913)	(245,371)	(68,138)	(309,128)	(377,266)
Changes in net interest income	$ 79,927	$(140,836)	$ (60,909)	$ 148,745	$(110,288)	$ 38,457

[1] Foreign loans and deposits are those loans and deposits originated in foreign branches.

Noninterest Income

				Increase (Decrease)			
				Years Ended December 31,			
	Years Ended December 31,			2001 Versus 2000		2002 Versus 2001	
(Dollars in thousands)	2000	2001	2002	Amount	Percent	Amount	Percent
Service charges on deposit accounts	$210,257	$245,116	$275,820	$ 34,859	17%	$ 30,704	13%
Trust and investment management fees	154,387	154,092	143,953	(295)	—	(10,139)	(7)
Merchant transaction processing fees	73,521	80,384	87,961	6,863	9	7,577	9
International commissions and fees	71,189	71,337	76,956	148	—	5,619	8
Brokerage commissions and fees	35,755	36,317	36,301	562	2	(16)	—
Merchant banking fees	48,985	33,532	32,314	(15,453)	(32)	(1,218)	(4)
Foreign exchange trading gains, net	28,057	26,565	28,548	(1,492)	(5)	1,983	7
Insurance commissions	—	920	27,208	920	nm	26,288	nm
Gain on exchange of STAR System stock	—	20,700	—	20,700	nm	(20,700)	(100)
Securities gains (losses), net	8,784	8,654	(3,796)	(130)	(1)	(12,450)	nm
Other	16,245	38,787	30,711	22,542	139	(8,076)	(21)
Total noninterest income	$647,180	$716,404	$735,976	$ 69,224	11%	$ 19,572	3%

nm = not meaningful

In 2002, noninterest income was $736.0 million, an increase of $19.6 million, or 3 percent, over 2001. Excluding a $20.7 million gain when our stock holding in STAR System was exchanged for Concord EFS stock and a $10.9 million gain on the sale of our Guam and Saipan branches both in the prior year, noninterest income increased $51.2 million, or 7 percent. This increase was mainly attributable to a $30.7 million increase in service charges on deposit accounts, incremental insurance commissions of $26.3 million related to our insurance agency acquisitions, lower residual value writedowns in our auto lease portfolio of $19.3 million, a $7.6 million increase in merchant transaction processing fees, and a $5.6 million increase in international commissions and fees, partly offset by a $10.1 million decrease in trust and investment management fees. In addition, securities losses, net, were $3.8 million in 2002, compared to securities gains, net, of $8.7 million in 2001.

- Revenue from service charges on deposit accounts was $275.8 million, an increase of 13 percent over 2001. This increase was primarily attributable to an 18 percent increase in average demand deposits and reductions in the earnings credit rates, caused by the lower interest rate environment on analyzed deposit accounts, which resulted in customers paying fees for services rather than increasing required deposit balances.

- Trust and investment management fees were $144.0 million, a decrease of 7 percent over 2001. This decrease is attributable to declining market conditions and their impact on asset-based fees. Assets under management declined to $133.3 billion, a decline of 5 percent from 2001.

- Merchant transaction processing fees were $88.0 million, an increase of 9 percent over 2001. This increase was primarily attributable to an increase in the volume of credit card drafts deposited by merchants and increased consumer usage of our enhanced Gold and Platinum version of our standard MasterMoney Card (debit card) aimed at stimulating consumer usage for higher dollar purchases.

- Insurance commissions were $27.2 million representing a full year of revenue from our fourth quarter 2001 acquisition of Armstrong/Robitaille, Inc.

- Securities losses, net, were $3.8 million compared to securities gains, net, of $8.7 million in the prior year. In 2002, we recorded permanent writedowns on private capital securities of $11.9 million and a $1.0 million writedown on a collateralized loan obligation, partly offset by realized gains on private capital securities of $7.1 million and a gain on the securities in our securities available for sale portfolio of $2.0 million, which were sold as part of our asset/liability management strategy. In 2001, we had realized gains of $29.9 million including gains of $9.8 million on the securities in our securities available for sale portfolio, which were sold as part of our asset/liability management strategy, a $9.5 million gain on the sale of our Concord EFS stock, and $6.0 million in realized gains on venture capital and equity investments, which were partially offset by permanent writedowns on venture capital and equity investments of $21.3 million.

- Other noninterest income was $30.7 million, a decrease of $8.1 million over 2001. Excluding a $10.9 million gain on the sale of our Guam and Saipan branches in the prior year, other noninterest income increased $2.8 million. This increase was mainly attributable to lower residual value writedowns in our auto lease portfolio of $9.0 million in 2002 compared to $28.3 million in 2001, which was partly offset by higher unrealized losses on private capital securities of $11.7 million in the current year compared to an unrealized loss of $4.7 million in 2001, and $5.0 million in higher valuation reserve for loans held for sale in the current year.

Noninterest Expense

				Increase (Decrease)			
				Years Ended December 31,			
	Years Ended December 31,			2001 Versus 2000		2002 Versus 2001	
(Dollars in thousands)	2000	2001	2002	Amount	Percent	Amount	Percent
Salaries and other compensation	$ 517,459	$ 547,549	$ 599,617	$ 30,090	6%	$ 52,068	10%
Employee benefits	83,003	112,291	131,549	29,288	35	19,258	17
Salaries and employee benefits	600,462	659,840	731,166	59,378	10	71,326	11
Net occupancy	92,567	95,152	106,592	2,585	3	11,440	12
Equipment	63,290	64,357	66,160	1,067	2	1,803	3
Merchant transaction processing	49,609	52,789	55,767	3,180	6	2,978	6
Communications	43,744	50,439	53,382	6,695	15	2,943	6
Professional services	42,042	38,480	44,851	(3,562)	(8)	6,371	17
Software	24,037	31,766	42,850	7,729	32	11,084	35
Advertising and public relations	29,125	37,710	37,510	8,585	29	(200)	(1)
Data processing	34,803	35,732	32,589	929	3	(3,143)	(9)
Intangible asset amortization	15,061	16,012	5,485	951	6	(10,527)	(66)
Foreclosed asset income	(80)	(13)	146	67	nm	159	nm
Restructuring credit	(19,000)	—	—	19,000	nm	—	—
Other	154,525	157,910	171,168	3,385	2	13,258	8
Total noninterest expense	$1,130,185	$1,240,174	$1,347,666	$ 109,989	10%	$ 107,492	9%

nm = not meaningful

In 2002, noninterest expense was $1.3 billion, an increase of $107.5 million, or 9 percent, over 2001. This increase was primarily due to a $71.3 million increase in salaries and employee benefits, an $11.4 million increase in net occupancy expense, a $6.4 million increase in professional services expense, and a $13.2 million increase in other noninterest expense. These increases were partly offset by an $10.5 million decrease in intangible asset amortization expense mostly attributable to the adoption, in the first quarter of 2002, of SFAS No. 142, "Goodwill and Other Intangible Assets," which eliminated the amortization of goodwill.

- Salaries and employee benefits were $731.2 million, an increase of 11 percent over 2001. This increase was primarily attributable to increases in staff necessary to achieve our strategic goals to expand key businesses (including acquisitions), higher incentive expense of $20.2 million, higher other benefit expenses of $11.1 million, including heath care costs, and merit increases.

- Net occupancy expense was $106.6 million, an increase of 12 percent over 2001. This increase was primarily attributable to higher building rent, depreciation, leasehold amortization, maintenance expenses primarily associated with the opening of new branches and our bank and insurance agency acquisitions and a $2.7 million charge related to an initiative to tighten our business focus in Oregon and Washington.

- Professional services expense was $44.9 million, an increase of 17 percent over 2001. This increase was primarily attributable to higher consulting expenses related to process improvement projects.
- Software expense was $42.9 million, an increase of 35 percent over prior year. This increase was primarily from higher software depreciation and software maintenance contract expenses related to the implementation of customer relationship management productivity projects and other automation initiatives.
- Intangible asset amortization expense was $5.5 million, a decrease of 66 percent from 2001. This decrease reflected the adoption of SFAS No. 142 in the first quarter of 2002, which eliminated the amortization of goodwill, offset by the amortization of identifiable assets acquired in our most recent acquisitions.
- Other noninterest expense was $171.2 million, an increase of 8 percent from 2001. This increase was mainly attributable to a $15.3 million amortization adjustment related to the standardization of our accounting for LIHC investments, partly offset by the recognition of a $6.2 million loss at the adoption of SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," and higher derivative-related expenses of $3.7 million due to changes in the value of a portion of the interest rate options that were excluded from hedge accounting under SFAS No. 133, both of which occurred in the prior year.

We maintain the Union Bank of California, N.A. Retirement Plan (the Plan), which is a noncontributory defined benefit plan covering substantially all of our employees. We estimate the 2003 net periodic pension cost will be approximately $13.6 million, assuming a 2003 contribution of $100 million. The primary reason for the increase from 2002 net periodic pension cost is the decrease in the assumed discount rate from 7.25 percent to 6.75 percent. The 2003 estimate for net periodic pension cost was actuarially determined using a discount rate of 6.75 percent and an expected return of 8.25 percent. A 25 basis point increase in either the discount rate or expected return on plan assets would decrease 2003 periodic pension cost by $4 million and $2 million, respectively. A 25 basis point decrease in either the discount rate or expected return on plan assets would increase 2003 periodic pension cost by $4 million and $2 million, respectively.

Income Tax Expense

	Years Ended December 31,		
(Dollars in thousands)	**2000**	**2001**	**2002**
Income before income taxes	$661,435	$715,272	$775,279
Income tax expense	221,535	233,844	247,376
Effective tax rate	33%	33%	32%

Income tax expense in 2002 was $247.4 million, a 32 percent effective income tax rate, which included a tax credit adjustment of $9.8 million related to the standardization of our accounting for LIHC investments and a $3.3 million net reduction in income tax expense resulting from a change in California state tax law concerning loan loss reserves. In 2001, the effective income tax rate was 33 percent. We filed our 2000 and 2001, and intend to file our 2002, California franchise tax returns on a worldwide unitary basis, incorporating the financial results of BTM and its worldwide affiliates. For additional information regarding income tax expense, see Note 9 to our Consolidated Financial Statements included in this Form 10-K.

Credit Risk Management

Our principal business activity is the extension of credit in the form of loans and credit substitutes to individuals and businesses. Our policies and applicable laws and regulations governing the extension of credit require risk analysis including an extensive evaluation of the purpose of the request and the borrower's ability and willingness to repay us as scheduled. Our evaluation also includes ongoing portfolio and credit management through portfolio diversification, lending limit constraints, credit review and approval policies, and extensive internal monitoring.

We manage and control credit risk through diversification of the portfolio by type of loan, industry concentration, dollar limits on multiple loans to the same borrower, geographic distribution and type of borrower. Geographic diversification of loans originated through our branch network is generally within California, Oregon and Washington, which we consider to be our principal markets. In addition, we originate and participate in lending activities outside these states, as well as internationally.

In analyzing our existing loan portfolios, we apply specific monitoring policies and procedures that vary according to the relative risk profile and other characteristics of the loans within the various portfolios. Our residential and consumer loans and leases are relatively homogeneous and no single loan is individually significant in terms of its size or potential risk of loss. Therefore, we review our residential and consumer portfolios by analyzing their performance as a pool of loans. In contrast, our monitoring process for the commercial, financial and industrial, construction, commercial mortgage, leases, and foreign loan portfolios includes a periodic review of individual loans. Loans that are performing but have shown some signs of weakness are subjected to more stringent reporting and oversight. We review these loans to assess the ability of the borrowing entity to continue to service all of its interest and principal obligations and as a result may adjust the risk grade accordingly. In the event that we believe that full collection of principal and interest is not reasonably assured, the loan will be appropriately downgraded and, if warranted, placed on nonaccrual status, even though the loan may be current as to principal and interest payments.

We have a Credit Review and Management Committee chaired by the Chief Credit Officer and composed of the Chief Executive Officer and other executive officers that establishes overall risk appetite, portfolio concentration limits, and credit risk rating methodology. This committee is supported by the Credit Policy Forum, composed of lending group Senior Credit Officers that have responsibility for establishing credit policy, credit underwriting criteria, and other risk management controls including the approval of business strategies. Credit Administration under the direction of the Senior Credit Officers has responsibility for administering the credit approval process and related policies. Policies require an evaluation of credit requests and continuing review of existing credit in order to promptly identify, monitor, and quantify evidence of deterioration in asset credit quality or potential loss.

As another part of the control process, an internal credit examination function provides the Board of Directors with an independent assessment of both the level of portfolio quality and the effectiveness of the Bank's credit management process. At the portfolio level, the Credit Examination Group reviews existing and proposed credit policies, underwriting guidelines, and portfolio management practices to determine that credit risks are appropriately defined and controlled. In addition, this group routinely reviews the accuracy and timeliness of risk grades assigned to individual borrowers to ensure that the line driven credit risk identification and grading process is functioning properly. The Credit Examination Group summarizes its significant findings on a regular basis and provides recommendations for corrective action when credit management or control deficiencies are identified.

Loans

The following table shows loans outstanding by loan type and as a percentage of total loans for 1998 through 2002.

(Dollars in millions)	December 31, 1998		1999		2000		2001		2002	
Domestic:										
Commercial, financial and industrial	$13,120	54%	$14,177	55%	$13,749	53%	$11,476	46%	$10,339	39%
Construction	440	2	648	3	939	4	1,060	4	1,285	5
Mortgage:										
Residential	2,628	11	2,581	10	3,295	13	4,788	19	6,382	24
Commercial	2,975	12	3,572	14	3,348	13	3,591	15	4,150	16
Total mortgage	5,603	23	6,153	24	6,643	26	8,379	34	10,532	40
Consumer:										
Installment	1,985	8	1,922	7	1,656	6	1,200	5	910	3
Revolving lines of credit	818	4	728	3	755	3	859	3	1,103	4
Total consumer	2,803	12	2,650	10	2,411	9	2,059	8	2,013	7
Lease financing	1,032	4	1,149	4	1,134	4	979	4	813	3
Total loans in domestic offices	22,998	95	24,777	96	24,876	96	23,953	96	24,982	94
Loans originated in foreign branches	1,298	5	1,136	4	1,134	4	1,041	4	1,456	6
Total loans	$24,296	100%	$25,913	100%	$26,010	100%	$24,994	100%	$26,438	100%

Our lending activities are predominantly domestic, with such loans comprising 94 percent of the total loan portfolio at December 31, 2002. Total loans at December 31, 2002, were $26.4 billion, an increase of 6 percent, from December 31, 2001. The increase was mainly attributable to an increase in the residential mortgage portfolio of $1.6 billion and an increase in the commercial mortgage portfolio of $559 million, partly offset by a decline in the commercial, financial and industrial loan portfolio of $1.1 billion and a decline in the consumer loan portfolio of $46 million.

Commercial, Financial and Industrial Loans

Commercial, financial and industrial loans represent one of the largest categories in the loan portfolio. These loans are extended principally to corporations, middle-market businesses, and small businesses, with no industry concentration exceeding 10 percent of total loans. This portfolio has a high degree of geographic diversification based upon our customers' revenue bases, which we believe lowers our vulnerability to changes in the economic outlook of any particular region of the U.S.

Our commercial market lending originates primarily through our banking office network. These offices, which rely extensively on relationship-oriented banking, provide many services including cash management services, lines of credit, accounts receivable and inventory financing. Separately, we originate or participate in a wide variety of financial services to major corporations. These services include traditional commercial banking and specialized financing tailored to the needs of each customer's specific industry. Presently, we are active in, among other sectors, the oil and gas, communications, media, entertainment, retailing and financial services industries.

The commercial, financial and industrial loan portfolio was $10.3 billion, or 39 percent of total loans, at December 31, 2002, compared with $11.5 billion, or 46 percent of total loans, at December 31, 2001. The decrease of $1.1 billion, or 10 percent, from the prior year was primarily attributable to current economic conditions, loan sales, and reductions in our exposure in nonrelationship syndicated loans. The reduction in commercial, financial, and industrial loans is consistent with our strategy to reduce our exposure to more volatile commercial loans and increase the percentage of more stable consumer loans (including residential mortgages). We expect to continue pursuing this strategy into 2004.

Construction and Commercial Mortgage Loans

We engage in non-residential real estate lending that includes commercial mortgage loans and construction loans secured by deeds of trust. Construction loans are made primarily to commercial property developers and to residential builders.

The construction loan portfolio totaled $1.3 billion, or 5 percent of total loans, at December 31, 2002, compared with $1.1 billion, or 4 percent of total loans, at December 31, 2001. This growth of $225 million, or 21 percent, from the prior year was primarily attributable to a reasonably stable Southern California housing market during 2002, despite the slowdown in the economy.

Commercial mortgages were $4.2 billion, or 16 percent of total loans, at December 31, 2002, compared with $3.6 billion, or 15 percent, at December 31, 2001. The mortgage loan portfolio consists of loans on commercial and industrial projects primarily in California. The increase in commercial mortgages of $559 million, or 16 percent, from December 31, 2001, was primarily due to demand in the Southern California real estate market.

Residential Mortgage Loans

We originate residential mortgage loans, secured by one-to-four family residential properties, through our multiple channel network (including branches, mortgage brokers, and loan-by-phone) throughout California, Oregon and Washington, and we periodically purchase loans in our market area.

Residential mortgages were $6.4 billion, or 24 percent of total loans, at December 31, 2002, compared with $4.8 billion, or 19 percent of total loans, at December 31, 2001. The increase in residential mortgages of $1.6 billion, or 33 percent, from December 31, 2001, continues to be influenced by our strategic decision to increase our residential mortgage portfolio through increased in-house production and additional wholesale and correspondent channels. While we hold most of the loans we originate, we sell most of our 30-year, fixed rate residential mortgage loans.

Consumer Loans

We originate consumer loans, such as auto loans and home equity loans and lines, through our branch network. Consumer loans totaled $2.0 billion, or 7 percent of total loans, at December 31, 2002, compared with $2.1 billion, or 8 percent of total loans, at December 31, 2001. The decrease of $46 million, or 2 percent, was primarily attributable to exiting the automobile dealer lending business in the third quarter of 2000, partially offset by an increase in home equity loans.

Lease Financing

We enter into direct financing and leveraged leases through our Equipment Leasing Division. Lease financing totaled $0.8 billion, or 3 percent of total loans, at December 31, 2002, compared with $1.0 billion, or 4 percent of total loans, at December 31, 2001. As we previously announced, effective April 20, 2001, we discontinued our auto leasing activity. As of December 31, 2002, our remaining auto lease portfolio was $279 million, reflecting writedowns of auto lease residuals of $48 million. Included in our lease portfolio are leveraged leases of $514 million, which are, net of non-recourse debt of approximately $1.2 billion. We utilize a number of special purpose entities for our leveraged leases. These entities serve legal and tax purposes and do not function as vehicles to shift liabilities to other parties or to deconsolidate affiliates for financial reporting purposes. As allowed by US GAAP and by law, the gross lease receivable is offset by the qualifying non-recourse debt. In leveraged lease transactions, the third-party lender may only look to the collateral value of the leased assets for repayment.

Loans Originated in Foreign Branches

Our loans originated in foreign branches consist primarily of short-term extensions of credit to financial institutions located primarily in Asia and to corporations in Japan, Korea and Taiwan.

Loans originated in foreign branches totaled $1.5 billion, or 6 percent of total loans, at December 31, 2002, compared with $1.0 billion, or 4 percent, at December 31, 2001. The increase in loans originated in foreign branches of $415 million, or 40 percent, from December 31, 2001, was primarily attributable to increased lending to financial institutions during periods of low US interest rates, which made financing of trade transactions more attractive.

Cross-Border Outstandings

Our cross-border outstandings reflect certain additional economic and political risks that are not reflected in domestic outstandings. These risks include those arising from exchange rate fluctuations and restrictions on the transfer of funds. The following table sets forth our cross-border outstandings as of December 31, 2000, 2001 and 2002, for any country where such outstandings exceeded 1 percent of total assets. The cross-border outstandings were compiled based upon category and domicile of ultimate risk and are comprised of balances with banks, trading account assets, securities available for sale, securities purchased under resale agreements, loans, accrued interest receivable, acceptances outstanding and investments with foreign entities. The amounts outstanding exclude local currency outstandings. For any country shown in the table below, we do not have significant local currency outstandings that are not hedged or are not funded by local currency borrowings.

(Dollars in millions)	Financial Institutions	Public Sector Entities	Corporations and Other Borrowers	Total Outstandings
December 31, 2000				
Korea	$507	$ —	$46	$553
December 31, 2001				
Korea	$468	$ —	$46	$514
December 31, 2002				
Korea	$599	$ —	$75	$674

Provision for Credit Losses

We recorded a $175 million provision for credit losses in 2002, compared with a $285 million provision for credit losses in 2001. Provisions for credit losses are charged to income to bring our allowance for credit losses to a level deemed appropriate by management based on the factors discussed under "Allowance for Credit Losses" below.

Allowance for Credit Losses

The following table reflects the allowance allocated to each respective loan category at period end and as a percentage of the total period end balance of that loan category, as set forth in the "Loans" table on page F-20.

(Dollars in thousands)	December 31, 1998		1999		2000		2001		2002	
Domestic:										
Commercial, financial and industrial	$145,100	1.11%	$238,200	1.68%	$452,400	3.29%	$399,900	3.48%	$314,873	3.05%
Construction	5,500	1.25	10,000	1.54	10,200	1.09	12,300	1.16	24,900	1.94
Mortage:										
Residential	1,100	0.04	800	0.03	1,000	0.03	1,400	0.03	1,900	0.03
Commercial	17,500	0.59	21,900	0.61	19,100	0.57	21,100	0.59	28,519	0.69
Total mortgage	18,600	0.33	22,700	0.37	20,100	0.30	22,500	0.27	30,419	0.29
Consumer:										
Installment	20,900	1.05	14,900	0.78	17,500	1.06	13,600	1.13	13,800	1.52
Revolving lines of credit	3,800	0.46	900	0.12	1,000	0.13	900	0.10	700	0.06
Total consummer	24,700	0.88	15,800	0.60	18,500	0.77	14,500	0.70	14,500	0.72
Lease financing	3,800	0.37	4,600	0.40	7,900	0.70	12,000	1.23	28,690	3.53
Total domestic allowance	197,700	0.86	291,300	1.18	509,100	2.05	461,200	1.93	413,382	1.65
Foreign allowance	47,000	3.62	17,200	1.51	3,400	0.30	1,800	0.17	1,400	0.10
Unallocated	214,628		161,878		101,402		171,509		194,408	
Total allowance for credit losses	$459,328	1.89%	$470,378	1.82%	$613,902	2.36%	$634,509	2.54%	$609,190	2.30%

Allowance Policy and Methodology

We maintain an allowance for credit losses to absorb losses inherent in the loan portfolio. The allowance is based on our regular, quarterly assessments of the probable estimated losses inherent in the loan portfolio, and to a lesser extent, unused commitments to provide financing. Our methodology for measuring the appropriate level of the allowance relies on several key elements, which include the formula allowance, specific allowances for identified problem loans and portfolio segments, and the unallocated allowance.

The formula allowance is calculated by applying loss factors to outstanding loans and certain unused commitments, in each case based on the internal risk grade of such loans, leases and commitments. Changes in risk grades affect the amount of the formula allowance. Loss factors are based on our historical loss experience and may be adjusted for significant factors that, in management's judgment, affect the collectibility of the portfolio as of the evaluation date. Loss factors are developed in the following ways:

- pass graded loss factors for commercial, financial, and industrial loans, as well as all problem graded loan loss factors, are derived from a migration model that tracks historical losses over a period, which we believe captures the inherent losses in our loan portfolio;
- pass graded loss factors for commercial real estate loans and construction loans are based on the average annual net charge-off rate over a period reflective of a full economic cycle; and
- pooled loan loss factors (not individually graded loans) are based on expected net charge-offs for one year. Pooled loans are loans that are homogeneous in nature, such as consumer installment, home equity, residential mortgage loans and automobile leases.

We believe that an economic cycle is a period in which both upturns and downturns in the economy have been reflected. We calculate loss factors over a time interval that spans what we believe constitutes a complete and representative economic cycle.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit or a portfolio segment that management believes indicate the probability that a loss has been incurred. This amount may be determined either by a method prescribed by SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," or methods that include a range of probable outcomes based upon certain qualitative factors.

The unallocated allowance is based on management's evaluation of conditions that are not directly reflected in the determination of the formula and specific allowances. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they may not be identified with specific problem credits or portfolio segments. The conditions evaluated in connection with the unallocated allowance include the following, which existed at the balance sheet date:

- general economic and business conditions affecting our key lending areas;
- credit quality trends (including trends in nonperforming loans expected to result from existing conditions);
- collateral values;
- loan volumes and concentrations;
- seasoning of the loan portfolio;
- specific industry conditions within portfolio segments;
- recent loss experience in particular segments of the portfolio;
- duration of the current economic cycle;
- bank regulatory examination results; and
- findings of our internal credit examiners.

Executive management reviews these conditions quarterly in discussion with our senior credit officers. To the extent that any of these conditions is evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management's estimate of the effect of such conditions may be reflected as a specific allowance, applicable to such credit or portfolio segment. Where any of these conditions is not evidenced by a specifically identifiable problem credit or portfolio segment as of the evaluation date, management's evaluation of the probable loss related to such condition is reflected in the unallocated allowance.

The allowance for credit losses is based upon estimates of probable losses inherent in the loan portfolio. The actual losses can vary from the estimated amounts. Our methodology includes several features that are intended to reduce the differences between estimated and actual losses. The loss migration model that is used to establish the loan loss factors for problem graded loans and pass graded commercial, financial, and industrial loans is designed to be self-correcting by taking into account our loss experience over prescribed periods. Similarly, by basing the pass graded loan loss factors over a period reflective of an economic cycle, the methodology is designed to take into account our recent loss experience for commercial real estate mortgages and construction loans. Pooled loan loss factors are adjusted quarterly primarily based upon the level of net charge-offs expected by management in the next twelve months. Furthermore, based on management's judgement, our methodology permits adjustments to any loss factor used in the computation of the formula allowance for significant factors, which affect the collectibility of the portfolio as of the evaluation date, but are not reflected in the loss factors. By assessing the probable estimated losses inherent in the loan portfolio on a quarterly basis, we are able to adjust specific and inherent loss estimates based upon the most recent information that has become available.

Comparison of the Total Allowance and Related Provision for Credit Losses

At December 31, 2000, our total allowance for credit losses was $614 million, or 2.36 percent of the total loan portfolio and 153 percent of total nonaccrual loans. At December 31, 2001, our total allowance for credit losses was $635 million, or 2.54 percent of the total loan portfolio and 129 percent of total nonaccrual loans. At December 31, 2002, our total allowance for credit losses was $609 million or 2.30 percent of the total loan portfolio and 181 percent of total nonaccrual loans. In addition, the allowance incorporates the results of measuring impaired loans as provided in SFAS No. 114 and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures." These accounting standards prescribe the measurement methods, income recognition and disclosures related to impaired loans. At December 31, 2000, total impaired loans were $400 million, and the associated impairment allowance was $118 million, compared with $492 million and $98 million, respectively, at December 31, 2001 and $337 million and $121 million, respectively, at December 31, 2002. The impairment allowance at December 31, 2002, reflected a refinement of methodology for estimating losses for impaired loans. The December 31, 2000 and 2001 impairment allowances have not been restated.

During 2000, 2001 and 2002, there were no changes in estimation methods or assumptions that affected our methodology for assessing the appropriateness of the formula and specific allowances for credit losses, except for a refinement of our allowance estimations for impaired loans during the second quarter of 2002. Changes in estimates and assumptions regarding the effects of economic and business conditions on borrowers and other factors, which are described below, also affected the assessment of the unallocated allowance.

As a result of management's assessment of factors, including the continued slow US economy, uncertainty in the communications/media, power, real estate, airlines, and other sectors in domestic markets in which we operate, and growth and changes in the composition of the loan portfolio, we recorded a $175 million provision in 2002. This compares favorably to our $285 million provision in 2001 and our $440 million provision in 2000.

The following table sets forth the allowance for credit losses.

(Dollars in millions)	December 31, 2000	2001	2002
Allocated allowance:			
Formula	$380	$325	$294
Specific	133	138	121
Total allocated allowance	513	463	415
Unallocated allowance	101	172	194
Total allowance for credit losses	$614	$635	$609

Changes in the Formula and Specific Allowances

At December 31, 2002, the formula allowance decreased by $31 million from the prior year. At December 31, 2001, the formula allowance declined by $55 million from the prior year. The declining levels of formula allowance are primarily due to a higher level of charge-offs, improving migration within the criticized range, and lower default loss rates.

At December 31, 2002, the specific allowance decreased by $17 million. The decline was primarily due to charge-offs recognized year-to-date as well as a refinement in our estimated losses for impaired loans and a decline in nonaccrual loans. At December 31, 2001, the specific allowance increased by $5 million from the prior year as impaired loans continued to rise. At December 31, 2002, the specific allowance includes $18 million related to off-balance sheet exposures of criticized creditors.

At December 31, 2002, the allocated portion of the allowance for credit losses included $304 million related to special mention and classified credits, compared to $345 million at December 31, 2001, and $346 million at December 31, 2000. Special mention and classified credits are those that are internally risk graded as "special mention," "substandard" or "doubtful." Special mention credits are potentially weak, as the borrower has begun to exhibit deteriorating trends which, if not corrected, could jeopardize repayment of the loan and result in further downgrade. Substandard credits have well-defined weaknesses, which, if not corrected, could jeopardize the full satisfaction of the debt. A credit classified as "doubtful" has critical weaknesses that make full collection improbable.

Changes in the Unallocated Allowance

At December 31, 2002, the unallocated allowance was $194 million compared to $172 million at December 31, 2001, an increase of $22 million. The increase primarily reflected the continued weak, uncertain economy and the heightened concerns for borrowers in the power and airline sectors.

At December 31, 2001, the unallocated allowance was $172 million compared to $101 million at December 31, 2000, an increase of $71 million. This increase reflected the uncertainties in the economic environment and the impact it might have had on our borrowers.

The following table identifies the components of the attribution of the unallocated allowance and the range of inherent loss.

(Dollars in millions)	December 31, 2000			December 31, 2001			December 31, 2002		
Concentration	Commitments[1]	Low	High	Commitments[1]	Low	High	Commitments[1]	Low	High
Power Companies/ Utilities	$ 3,401	$17	$ 31	$3,767	$ 4	$ 10	$ 3,805	$25	$ 50
Communications/Media	2,713	21	35	2,006	20	46	1,907	18	40
Real Estate	na	—	—	5,086	16	32	6,186	16	32
Foreign	823	5	10	1,347	10	19	620	9	19
Leasing	471	1	3	590	6	12	662	8	16
Retail	1,906	6	13	1,719	17	34	1,668	8	16
Technology	1,547	4	7	1,169	5	9	782	5	10
Other	1,980	4	9	2,651	10	22	11,676	8	17
Total Attributed		$58	$108		$88	$184		$97	$200

(1) Includes loans outstanding and unused commitments.
na = not applicable to this assessment

In our assessment as of December 31, 2000, management focused, in particular, on the following factors:

- With respect to the communications/media industry, management considered the adverse effects of changes in the economic, regulatory and technology environments, which could be in the range of $21 million to $35 million.
- With respect to the utilities industry, management considered the adverse effects of rising fuel prices and government regulation, which could be in the range of $17 million to $31 million.
- With respect to the retail industry, management considered the adverse effects of recent slowing trends in same-store sales and softening consumer confidence, which could be in the range of $6 million to $13 million.

- With respect to cross-border loans and acceptances to certain foreign countries, management considered the lingering effects of the Asian financial crisis, which could be in the range of $5 million to $10 million.
- With respect to the technology industry, management considered the adverse effects of export market conditions and cyclical over-capacity, which could be in the range of $4 million to $7 million.

In our assessment as of December 31, 2001, management focused, in particular, on the following factors:

- With respect to the communications/media industry, management considered the continued adverse effects of changes in the economic, regulatory and technology environments, which could be in the range of $20 million to $46 million.
- With respect to the retail sector, management considered the adverse effects of the economic recession and slowing trends in consumer spending, which could be in the range of $17 million to $34 million.
- With respect to the real estate sector, management considered the general weakening in real estate markets as well as the specific deterioration in Northern California, which could be in the range of $16 million to $32 million.
- With respect to cross-border loans and acceptances to certain Asia/Pacific Rim countries, management considered the weakening economic conditions in that region and the reduced strength of Japanese corporate parents, which could be in the range of $10 million to $19 million.
- With respect to utilities, management considered the well-publicized problems of the large public utilities and the independent power producers in California, which, although improving, could be in the range of $4 million to $10 million.
- With respect to the technology industry, management considered the adverse effects of declining product life cycles and a slowing demand for personal computers, which could be in the range of $5 million to $9 million.

In our assessment as of December 31, 2002, management focused, in particular, on the following factors:

- With respect to power companies and utilities, management considered the adverse effects of declining wholesale power prices, continued accounting concerns, and uncertainties regarding the course of deregulation on borrowers in the power industry, which could be in the range of $25 million to $50 million.
- With respect to the communications/media industry, management considered the continued adverse effects of changes in the economic, regulatory and technology environments, which could be in the range of $18 million to $40 million.
- With respect to the real estate sector, management considered the general weakening in commercial real estate markets reflecting weak demand, as well as the specific deterioration in Northern California, which could be in the range of $16 million to $32 million.
- With respect to cross-border loans and acceptances to certain Asia/Pacific Rim countries, management considered the weak economic conditions in that region and the reduced strength of Japanese corporate parents, which could be in the range of $8 million to $16 million.
- With respect to leasing, management considered the growing problems of the airline industry including weakness in financial performance and in collateral values, which could be in the range of $8 million to $16 million.

- With respect to the retail sector, management considered the adverse effects of the weak economy and the expected fallout from poor Christmas sales results, which could be in the range of $8 million to $16 million.
- With respect to the technology industry, management considered the adverse effects of continuing excess capacity and cyclical weak demand for personal computers and other products, which could be in the range of $5 million to $10 million.

There can be no assurance that the adverse impact of any of these conditions on us will not be in excess of the ranges set forth above.

Although in certain instances the downgrading of a loan resulting from these effects was reflected in the formula allowance, management believes that in most instances the impact of these events on the collectibility of the applicable loans may not have been reflected in the level of nonperforming loans or in the internal risk grading process with respect of such loans. Accordingly, our evaluation of the probable losses related to these factors was reflected in the unallocated allowance. The evaluations of the inherent losses with respect to these factors were subject to higher degrees of uncertainty because they were not identified with specific problem credits.

Change in the Total Allowance for Credit Losses

The following table sets forth a reconciliation of changes in our allowance for credit losses.

(Dollars in thousands)	Years Ended December 31, 1998	1999	2000	2001	2002
Balance, beginning of period	$451,692	$459,328	$470,378	$613,902	$634,509
Loans charged off:					
Commercial, financial and industrial	38,219	48,597	302,152	300,521	212,675
Construction	3	—	—	567	—
Mortgage	6,547	747	174	5,113	1,591
Consumer	29,312	15,009	11,760	12,667	11,220
Lease financing	2,709	3,232	2,925	3,601	19,856
Foreign[1]	—	14,100	5,352	—	—
Total loans charged off	76,790	81,685	322,363	322,469	245,342
Recoveries of loans previously charged off:					
Commercial, financial and industrial	23,762	17,851	16,440	48,321	34,075
Construction	3	—	—	—	40
Mortgage	2,857	521	2,394	32	405
Consumer	14,021	8,356	6,882	4,289	4,436
Lease financing	501	811	581	754	590
Foreign[1]	—	—	—	4,974	—
Total recoveries of loans previously charged off	41,144	27,539	26,297	58,370	39,546
Net loans charged off	35,646	54,146	296,066	264,099	205,796
Provision for credit losses	45,000	65,000	440,000	285,000	175,000
Transfer of reserve for trading account assets	(1,911)	—	—	—	—
Foreign translation adjustment and other net additions (deductions)	193	196	(410)	(294)	5,477
Balance, end of period	$459,328	$470,378	$613,902	$634,509	$609,190
Allowance for credit losses to total loans	1.89%	1.82%	2.36%	2.54%	2.30%
Provision for credit losses to net loans charged off	126.24	120.05	148.62	107.91	85.04
Net loans charged off to average total loans	0.15	0.22	1.13	1.02	0.80

[1] Foreign loans are those loans originated in foreign branches.

Total loans charged off in 2002 declined by $77 million from 2001, as loan quality improved. Charge-offs reflect the realization of losses in the portfolio that were recognized previously through provisions for credit losses. Loans charged off in 2001 were relatively unchanged compared to 2000. Loan recoveries in 2002 decreased by $19 million from 2001, while loan recoveries in 2001 increased by $32 million over 2000. Due to our higher sales of troubled credits, we expect recoveries to be a lower percentage of charge-offs than in the prior years. At December 31, 2002, the allowance for credit losses exceeded the net loans charged off during 2002, reflecting management's belief, based on the foregoing analysis, that there are additional losses inherent in the portfolio.

At December 31, 2000, our average annual net charge-offs for the past five years were $106 million, compared with $144 million at December 31, 2001 and $171 million at December 31, 2002. These net charge-offs represent 5.8 years, 4.4 years and 3.6 years of losses based on the level of the allowance for credit losses at December 31, 2000, 2001 and 2002, respectively. Historical net charge-offs are not necessarily indicative of the amount of net charge-offs that we will realize in the future.

Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, distressed loans held for sale, and foreclosed assets. Nonaccrual loans are those for which management has discontinued accrual of interest because there exists significant uncertainty as to the full and timely collection of either principal or interest or such loans have become contractually past due 90 days with respect to principal or interest. For a more detailed discussion of the accounting for nonaccrual loans, see Note 1 to our Consolidated Financial Statements included in this Form 10-K.

Distressed loans held for sale are loans, which would otherwise be included in nonaccrual loans, but that have been identified for accelerated disposition. Disposition of these assets is contemplated within a short period of time, not to exceed one year.

Foreclosed assets include property where we acquired title through foreclosure or "deed in lieu" of foreclosure.

The following table sets forth an analysis of nonperforming assets.

	December 31,				
(Dollars in thousands)	1998	1999	2000	2001	2002
Commercial, financial and industrial	$ 60,703	$159,479	$385,263	$471,509	$276,415
Construction	4,359	4,286	3,967	—	—
Mortgage—Commercial	8,254	3,629	10,769	17,430	23,980
Lease financing	—	—	—	2,946	36,294
Other	5,134	—	—	—	—
Total nonaccrual loans	78,450	167,394	399,999	491,885	336,689
Foreclosed assets	11,400	2,386	1,181	597	715
Distressed loans held for sale	—	—	7,124	—	—
Total nonperforming assets	$ 89,850	$169,780	$408,304	$492,482	$337,404
Allowance for credit losses	$459,328	$470,378	$613,902	$634,509	$609,190
Nonaccrual loans to total loans	0.32%	0.65%	1.54%	1.97%	1.27%
Allowance for credit losses to nonaccrual loans	585.50	281.00	153.48	129.00	180.94
Nonperforming assets to total loans, distressed loans held for sale, and foreclosed assets	0.37	0.66	1.57	1.97	1.28
Nonperforming assets to total assets	0.28	0.50	1.16	1.37	0.84

At December 31, 2002, nonaccrual loans totaled $337 million, a decrease of $155 million, or 31 percent, from December 31, 2001. Our nonperforming assets are concentrated in our non-agented syndicated loan portfolio and approximately 59 percent of our total nonaccrual loans are syndicated loans. Also, our nonaccrual loans included $34 million related to aircraft leases. The decrease in nonaccrual loans was primarily due to moderate inflows of nonaccrual loans, coupled with pay-downs, charge-offs, and loan sales. During 2001 and 2002, respectively, we sold $425 million and $220 million of loan commitments with discounts related to credit quality.

Nonaccrual loans as a percentage of total loans were 1.27 percent at December 31, 2002, compared with 1.97 percent at December 31, 2001. Nonperforming assets as a percentage of total loans, distressed loans held for sale, and foreclosed assets decreased to 1.28 percent at December 31, 2002, from 1.97 percent at December 31, 2001. At December 31, 2002, approximately 82 percent of nonaccrual loans were related to commercial, financial and industrial counterparties.

The following table sets forth an analysis of loans contractually past due 90 days or more as to interest or principal and still accruing, but not included in nonaccrual loans above.

(Dollars in thousands)	December 31, 1998	1999	2000	2001	2002
Commercial, financial and industrial	$ 913	$ 2,729	$ 1,713	$26,571	$ 1,705
Construction	—	—	—	—	679
Mortgage:					
Residential	9,338	5,830	2,699	4,854	3,211
Commercial	13,955	442	—	2,356	506
Total mortgage	23,293	6,272	2,699	7,210	3,717
Consumer and other	7,292	2,932	2,921	2,579	2,072
Total loans 90 days or more past due and still accruing	$31,498	$11,933	$ 7,333	$36,360	$ 8,173

Cash-Basis Interest on Nonaccrual Loans

After designation as a nonaccrual loan, we recognized interest income on a cash basis of $5.4 million and $10.8 million for loans that were on nonaccrual status at December 31, 2001 and December 31, 2002, respectively.

Securities

The following tables summarize the composition of the securities portfolio and the gross unrealized gains and losses within the portfolio. Substantially all of our equity securities represent investments in venture capital activities, with no single company holding exceeding 5% of that company's shares outstanding. We also have commitments to invest additional funds. The amount unfunded as of December 31, 2001 was approximately $55 million, and $59 million as of December 31, 2002.

Securities Available For Sale

	December 31,								
	2000	2001				2002			
(Dollars in thousands)	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$ 440,097	$ 214,249	$ 7,957	$ —	$ 222,206	$ 332,169	$ 12,220	$ —	$ 344,389
Other U.S. government	1,273,755	1,902,001	91,315	303	1,993,013	2,560,420	126,886	—	2,687,306
Mortgage-backed securities	2,151,032	3,293,857	48,138	14,127	3,327,868	3,902,879	115,738	80	4,018,537
State and municipal	61,789	40,116	5,897	80	45,933	42,917	6,182	8	49,091
Corporate debt securities	98,723	129,314	—	4,152	125,162	181,345	19	25,565	155,799
Equity securities	95,647	78,810	133	—	78,943	73,559	3,598	241	76,916
Foreign securities	6,627	5,883	92	18	5,957	6,425	94	57	6,462
Total securities available for sale	$4,127,670	$5,664,230	$153,532	$18,680	$5,799,082	$7,099,714	$264,737	$25,951	$7,338,500

At January 1, 2001, all of our securities held to maturity were transferred to securities available for sale in conjunction with the adoption of SFAS No. 133.

Management of the securities portfolio involves the maximization of return while maintaining prudent levels of quality, market risk, and liquidity. At December 31, 2002, approximately 96 percent of total securities were investment grade.

Analysis of Securities Available for Sale

The following table shows the remaining contractual maturities and expected yields of the securities available for sale at December 31, 2002.

Securities Available For Sale

	Maturity									
	One Year or Less		Over One Year Through Five Years		Over Five Years Through Ten Years		Over Ten Years		Total Amortized Cost	
(Dollars in thousands)	Amount	Yield[4]	Amount	Yield[4]	Amount	Yield[4]	Amount	Yield[4]	Amount	Yield[4]
U.S. Treasury	$ 61,063	6.65%	$ 271,106	3.86%	$ —	—%	$ —	—%	$ 332,169	4.37%
Other U.S. government	186,715	6.82	2,373,705	5.02	—	—	—	—	2,560,420	5.15
Mortgage-backed securities[1]	280,707	1.84	56,817	6.49	216,659	5.62	3,348,696	5.24	3,902,879	5.03
State and municipal[2]	2,359	9.53	15,225	7.51	13,992	10.67	11,341	10.51	42,917	9.44
Corporate debt securities	7,398	3.58	39,733	5.00	64,950	5.09	69,264	5.09	181,345	5.01
Equity securities[3]	—	—	—	—	—	—	—	—	73,559	—
Foreign securities	64	2.05	6,361	1.92	—	—	—	—	6,425	1.92
Total securities available for sale	$538,306	4.17%	$2,762,947	4.94%	$ 295,601	5.74%	$3,429,301	5.25%	$7,099,714	5.07%

(1) *The remaining contractual maturities of mortgage-backed securities were allocated assuming no prepayments. The contractual maturity of these securities is not a reliable indicator of their expected life because borrowers have the right to repay their obligations at any time.*

(2) Yields on tax-exempt municipal securities are presented on a taxable-equivalent basis using the current federal statutory rate of 35 percent.

(3) *Equity securities do not have a stated maturity and are included in the total column only.*

(4) For the purposes of the analysis of the securities portfolio, yields are based on amortized cost.

Loan Maturities

The following table presents our loans by maturity.

(Dollars in thousands)	December 31, 2002			
	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Domestic:				
Commercial, financial and industrial	$ 3,263,616	$5,894,239	$ 1,180,653	$10,338,508
Construction	805,308	463,445	16,451	1,285,204
Mortgage:				
Residential	638	11,488	6,370,101	6,382,227
Commercial	279,004	1,549,742	2,321,432	4,150,178
Total mortgage	279,642	1,561,230	8,691,533	10,532,405
Consumer:				
Installment	11,827	206,521	691,439	909,787
Home equity	994,659	108,112	—	1,102,771
Total consumer	1,006,486	314,633	691,439	2,012,558
Lease financing	113,327	152,384	547,207	812,918
Total loans in domestic offices	5,468,379	8,385,931	11,127,283	24,981,593
Loans originated in foreign branches	1,455,033	113	1,344	1,456,490
Total loans	$ 6,923,412	$8,386,044	$11,128,627	26,438,083
Allowance for credit losses				609,190
Loans, net				$25,828,893
Total fixed rate loans due after one year				$ 8,976,749
Total variable rate loans due after one year				10,537,922
Total loans due after one year				$19,514,671

Certificates of Deposit of $100,000 and Over

The following table presents domestic certificates of deposit of $100,000 and over by maturity.

(Dollars in thousands)	December 31, 2002
Three months or less	$1,516,086
Over three months through six months	269,327
Over six months through twelve months	385,265
Over twelve months	109,579
Total domestic certificates of deposit of $100,000 and over	$2,280,257

We offer certificates of deposit of $100,000 and over at market rates of interest. Many of these certificates are issued to customers, both public and private, who have done business with us for an extended period. Based on our historical experience, we expect that as these deposits come due, the majority will continue to be renewed at market rates of interest.

All of our deposits in foreign branches are certificates of deposit of $100,000 and over and mature in less than one year.

Borrowed Funds

The following table presents information on our borrowed funds.

(Dollars in thousands)	December 31, 2000	2001	2002
Federal funds purchased and securities sold under repurchase agreements with weighted average interest rates of 6.52%, 1.41% and 0.88% at December 31, 2000, 2001 and 2002, respectively	$1,387,667	$ 418,814	$ 334,379
Commercial paper, with weighted average interest rates of 6.49%, 1.89%, and 1.21% at December 31, 2000, 2001 and 2002, respectively	1,385,771	830,657	1,038,982
Other borrowed funds, with weighted average interest rates of 5.64% 2.96% and 2.25% at December 31, 2000, 2001 and 2002, respectively	249,469	700,403	267,047
Total borrowed funds	$3,022,907	$1,949,874	$1,640,408
Federal funds purchased and securities sold under repurchase agreements:			
Maximum outstanding at any month end	$2,095,868	$1,575,938	$ 428,808
Average balance during the year	1,548,730	1,243,933	427,610
Weighted average interest rate during the year	6.24%	4.19%	1.41%
Commercial paper:			
Maximum outstanding at any month end	$1,525,932	$1,572,029	$1,107,578
Average balance during the year	1,521,614	1,287,603	997,543
Weighted average interest rate during the year	6.24%	4.07%	1.67%
Other borrowed funds:			
Maximum outstanding at any month end	$ 507,782	$ 702,511	$ 942,627
Average balance during the year	314,425	464,033	469,877
Weighted average interest rate during the year	5.31%	4.35%	2.15%

Capital Adequacy and Dividends

Our principal capital objectives are to support future growth, to protect depositors, to absorb any unanticipated losses and to comply with various regulatory requirements. Since November 1999, we announced stock repurchase plans totaling $400 million. We repurchased $131 million, $108 million and $86 million in 2000, 2001 and 2002, respectively, as part of these repurchase plans. As of December 31, 2002, $59 million of common stock is authorized for repurchase. In addition, on August 27, 2002, we announced that we purchased $300 million of our common stock from our majority owner, BTM.

Total shareholders' equity was $3.8 billion at December 31, 2002, an increase of $212 million from December 31, 2001. This change was primarily a result of $528 million of net income for 2002, exercised stock options of $75 million, stock issued in bank acquisitions of $55 million, net unrealized gains on securities available for sale of $64 million, and net unrealized gains on cash flow hedges of $42 million, partially offset by dividends on our common stock of $168 million and repurchases of our common stock of $386 million.

We offer a dividend reinvestment plan that allows shareholders to reinvest dividends in our common stock at market price. During 2002 and 2001, BTM did not participate in this plan.

Capital adequacy depends on a variety of factors including asset quality and risk profile, liquidity, earnings stability, competitive and economic conditions, and management. We believe that the current level of profitability, coupled with a prudent dividend policy, is adequate to support normal growth in operations while meeting regulatory capital guidelines.

The following table summarizes our risk-based capital, risk-weighted assets, and risk-based capital ratios.

(Dollars in thousands)	December 31, 1998	1999	2000	2001	2002	Minimum Regulatory Requirement
Capital Components						
Tier 1 capital	$ 2,965,865	$ 3,308,912	$ 3,471,289	$ 3,661,231	$ 3,667,237	
Tier 2 capital	604,938	616,772	620,102	598,812	573,858	
Total risk-based capital	$ 3,570,803	$ 3,925,684	$ 4,091,391	$ 4,260,043	$ 4,241,095	
Risk-weighted assets	$30,753,030	$33,288,167	$33,900,404	$31,906,438	$32,811,441	
Quarterly average assets	$31,627,022	$32,765,347	$34,075,813	$34,760,203	$37,595,002	
Capital Ratios						
Total risk-based capital	11.61%	11.79%	12.07%	13.35%	12.93%	8.0%
Tier 1 risk-based capital	9.64	9.94	10.24	11.47	11.18	4.0
Leverage ratio[1]	9.38	10.10	10.19	10.53	9.75	4.0

[1] Tier 1 capital divided by quarterly average assets (excluding certain intangible assets).

We and Union Bank of California, N.A. are subject to various regulations of the federal banking agencies, including minimum capital requirements. We both are required to maintain minimum ratios of Total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to quarterly average assets (the leverage ratio).

Compared with December 31, 2001, our Tier 1 risk-based capital ratio at December 31, 2002, decreased 29 basis points to 11.18 percent, our total risk-based capital ratio decreased 42 basis points to 12.93 percent, and our leverage ratio decreased 78 basis points to 9.75 percent. The decrease in our capital ratios was primarily attributable to an increase in risk-weighted assets, partly offset by an increase in shareholders' equity (as described above).

As of December 31, 2002, management believes the capital ratios of Union Bank of California, N.A. met all regulatory requirements of "well-capitalized" institutions, which are 10 percent for the total risk-based capital ratio, 6 percent for the Tier 1 risk-based capital ratio and 5 percent for the leverage ratio.

Comparison of Financial Results of 2000 to 2001

Reported net income was $481.4 million, or $3.04 per diluted common share, in 2001, compared with $439.9 million, or $2.72 per diluted common share, in 2000. Excluding the effect of $19.0 million of restructuring credits ($11.8 million net of tax), 2000 earnings were $428.1 million, or $2.64 per diluted common share. The increase in 2001 diluted earnings per share of 15 percent above the prior year's diluted earnings per share, excluding the effect of the restructuring credits in 2000, was mainly attributable to a $155.0 million, or 35 percent, decrease in the provision for credit losses and a $69.2 million, or 11 percent, increase in noninterest income, partially offset by a $91.0 million, or 8 percent, increase in noninterest expense and a $60.9 million, or 4 percent, decrease in net interest income (on a taxable-equivalent basis). Other highlights of 2001 include:

- Net interest income, on a taxable-equivalent basis, was $1,526.1 million in 2001, a decrease of $60.9 million, or 4 percent, from the prior year. Net interest margin in 2001 was 4.87 percent, a decrease of 35 basis points from the prior year, reflecting the compression caused by lower interest rates.
- A provision for credit losses of $285.0 million was recorded in 2001, compared with $440.0 million in the prior year. This resulted from management's regular assessment of overall credit quality, loan portfolio composition and business and economic conditions in relation to the level of the allowance for credit losses.

- Noninterest income was $716.4 million in 2001, an increase of $69.2 million, or 11 percent, over the prior year.
- Noninterest expense was $1.2 billion in 2001, an increase of $91.0 million, or 8 percent, over the prior year, excluding the restructuring credits in 2000.
- Income tax expense in 2001 was $233.8 million, representing a 33 percent effective income tax rate. For 2000, the effective income tax rate was also 33 percent.
- Reported return on average assets increased to 1.39 percent from 1.27 percent a year earlier, adjusting for the effect of the restructuring credits in 2000, and reported return on average shareholders' equity increased to 13.88 percent from 13.63 percent a year earlier, adjusting for the effect of the restructuring credits in 2000.

Quantitative and Qualitative Disclosures About Market Risk

General

Market risk is the risk of loss to future earnings, to fair values, or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, foreign currency exchange rates, commodity prices, equity prices, and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments, including securities, loans, deposits, and borrowings, as well as derivative instruments. Our exposure to market risk is a function of our asset and liability management activities, our trading activities for our own account, and our role as a financial intermediary in customer-related transactions. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss and to reduce the volatility inherent in certain financial instruments.

The management of market risk is governed by policies reviewed and approved annually by our Board of Directors (Board). The Board assigns responsibility for market risk management to the Asset & Liability Management Committee (ALCO), which is composed of UnionBanCal Corporation executives. ALCO meets monthly and reports quarterly to the Finance and Capital Committee of the Board on activities related to the management of market risk. As part of the management of our market risk, ALCO may direct changes in the mix of assets and liabilities and the use of derivative instruments such as interest rate swaps, caps and floors. ALCO also reviews and approves market risk-management programs and market risk limits. The ALCO Chairman is responsible for the company-wide management of market risk. The Treasurer is responsible for implementing funding, investing, and hedging strategies designed to manage this risk. On a day-to-day basis, the monitoring of market risk takes place at a centralized level within the Market Risk Monitoring unit (MRM). MRM is responsible for measuring risks to ensure compliance with all market risk limits and guidelines incorporated within the policies and procedures established by ALCO. MRM reports monthly to ALCO on trading risk exposures and on compliance with interest rate risk, securities portfolio and derivatives policy limits. MRM also reports quarterly to ALCO on the effectiveness of our hedging activities. In addition, periodic reviews by internal audit and regulators provide further evaluation of controls over the risk management process.

We have separate and distinct methods for managing the market risk associated with our trading activities and our asset and liability management activities, as described below.

Interest Rate Risk Management (Other Than Trading)

We engage in asset and liability management activities with the primary purposes of managing the sensitivity of net interest income (NII) to changes in interest rates within limits established by the Board and maintaining a risk profile that is consistent with management's strategic objectives.

The Asset & Liability Management (ALM) Policy approved by the Board requires monthly monitoring of interest rate risk by ALCO. As part of the management of our interest rate risk, ALCO may direct changes in the composition of the balance sheet and the extent to which we utilize investment securities and derivative instruments such as interest rate swaps, floors, and caps to hedge our interest rate exposures.

Our unhedged NII remains inherently asset sensitive, as it was in 2001, meaning that our assets generally reprice more quickly than our liabilities, particularly our core deposits. Since the NII associated with an asset sensitive balance sheet tends to decrease when interest rates decline and increase when interest rates rise, hedges and the securities portfolio are used to manage this risk. In 2002, as in the past, we entered into derivative hedges to offset the adverse impact that declining interest rates would have on the interest income generated by our variable rate commercial loans, resulting in an essentially neutral risk profile for the hedged balance sheet. (For a further discussion of derivative instruments and our hedging strategies, see Note 16—"Derivative Instruments" of the Notes to Consolidated Financial Statements included in this Form 10-K). In addition, we increased the size of our securities portfolio in response to strong growth in core deposits, which tend to reprice more slowly than wholesale liabilities.

We use a variety of techniques to quantify the sensitivity of NII to changes in interest rates. Our official NII policy measure, adopted by the Finance and Capital Committee of the Board in December 2002, involves a simulation of "Earnings-at-Risk" (EaR) in which we estimate the impact that gradual, ramped-on parallel shifts in the yield curve would have on NII over a 12-month horizon. As directed by ALCO, NII is adjusted in the risk modeling to incorporate the effect of certain noninterest expense items related to demand deposit accounts that are nevertheless sensitive to changes in interest rates. Under the Board's policy limits, the negative change in simulated NII in either the up or down 200 basis point shock scenarios may not exceed 4 percent of NII as measured in the flat rate, or no change, scenario. The following table sets forth the simulation results in both the up and down 200 basis point ramp scenarios as of December 31, 2002:

(Dollars in millions)	December 31, 2002
+200 basis points	$ 16.9
as a percentage of flat rate scenario NII	1.13%
−200 basis points	$ (17.4)
as a percentage of flat rate scenario NII	1.16%

EaR in the down 200 basis point scenario was $17.4 million, or 1.16% of flat rate NII, well within the Board's guidelines.

Prior to December, our official policy measure was based on a shock simulation methodology, in which the 12-month impact on Adjusted NII was measured with respect to instantaneous, rather than gradual, parallel shifts in the yield curve. By policy, the negative change in simulated NII in either the up or down 200 basis point scenarios could not exceed 8 percent of flat rate NII. Although the shock simulations will no longer have a policy role, the simulation results will continue to be reported to ALCO on a monthly basis and used by management as a key decision-making tool. The following table sets forth the shock sensitivity results in both the up and down 200 basis point scenarios as of December 31, 2001 and December 31, 2002.

(Dollars in millions)	December 31, 2001	December 31, 2002
+200 basis points instantaneous shock	$ 15.0	$ 29.2
as a percentage of flat rate scenario NII	0.99%	1.96%
−200 basis points instantaneous shock	$ (81.1)	$ (20.8)
as a percentage of flat rate scenario NII	5.35%	1.39%

Asset sensitivity in the minus 200 basis point shock simulation decreased in 2002, primarily as a result of derivative hedges executed in the second and third quarters, including $1 billion in floors, $1 billion in "zero cost" collars and $1 billion in receive-fixed swaps. All three types of hedges will generate income in a declining interest rate environment, thereby offsetting the reduction in interest income from our LIBOR-based commercial loans. However, the floors and collars, which involve the simultaneous purchase of at-the-money floors and sale of out-of-the-money caps, have less of a negative impact on interest income than swaps when interest rates rise. Overall, the flattening of the yield curve in the second and third quarters of 2002, and the associated increase in prepayment activity in our residential loan, mortgage-backed securities (MBS) and collateralized mortgage obligations (CMO) portfolios, had a negative effect on our NII. However, our NII sensitivity profile indicates that our exposure to further acceleration of prepayment speeds has diminished. With Treasury yields nearing all-time lows, the prepayment levels projected by our model do not increase significantly from current levels, even if interest rates decline further. Consequently, the assumed loss of income from reinvesting prepaid cash flows at lower rates decreased. However, in formulating our interest rate risk management strategy we will continue to closely monitor prepayment activity in our securities and residential mortgage portfolios and test our model assumptions against actual data.

With federal funds and LIBOR rates at the end of 2002 already below two percent, a downward shock scenario of 200 basis points would result in short-term rate levels below zero percent. As a result, we believe that a downward shock scenario of 100 basis points provides a more reasonable measure of asset sensitivity in a falling interest rate environment. As of December 31, 2002, the difference between flat rate Adjusted NII and Adjusted NII after a 100 basis point downward shock was plus $5.1 million, or .34% percent of flat rate NII, in the ramp simulation, and plus $8.7 million, or .58% of flat rate NII, in the shock simulation. In the shock simulation, this represents a favorable change of $29 million from 2001, when the difference was ($20.3) million, and is due to the execution of $3 billion in interest rate derivative hedges and slowing prepayment speeds, described previously.

Management's goal in the NII simulations is to capture the risk embedded in the balance sheet. As a result, asset and liability balances are kept constant throughout the analysis horizon. Two exceptions are non-maturity deposits, which vary with levels of interest rates according to statistically derived balance equations, and discretionary derivative hedges and fixed income portfolios, which are allowed to run off. Additional assumptions are made to model the future behavior of deposit rates and loan spreads based on statistical analysis, management's outlook, and historical experience. The prepayment risks related to residential loans and mortgage-backed securities are measured using industry estimates of prepayment speeds. The sensitivity of the simulation results to the underlying assumptions is tested as a regular part of the risk measurement process by running simulations with different assumptions. In addition, management supplements the official risk measures based on the constant balance sheet assumption with volume-based simulations based on forecasted balances. We believe that, together, these simulations provide management with a reasonably comprehensive view of the sensitivity of our operating results to changes in interest rates, at least over the measurement horizon. However, as with any financial model, the underlying assumptions are inherently uncertain and subject to refinement as modeling techniques and theory improve and historical data becomes more readily accessible. Consequently, our simulation models cannot predict with certainty how rising or falling interest rates might impact net interest income. Actual and simulated NII results will differ to the extent there are differences between actual and assumed interest rate changes, balance sheet volumes, and management strategies, among other factors.

Trading Activities

We enter into trading account activities primarily as a financial intermediary for customers, and, to a minor extent, for our own account. By acting as a financial intermediary, we are able to provide our customers with access to a wide range of products from the securities, foreign exchange, and derivatives markets. In acting for our own account, we may take positions in some of these instruments with the objective of generating trading profits. These activities expose us to two primary types of market risk: interest rate and foreign currency exchange risk.

In order to manage interest rate and foreign currency exchange risk associated with our trading activities, we utilize a variety of non-statistical methods including: position limits for each trading activity, daily marking of all positions to market, daily profit and loss statements, position reports, and independent verification of all inventory pricing. Additionally, MRM reports positions and profits and losses daily to the Treasurer and trading managers and weekly to the ALCO Chairman. ALCO is provided reports on a monthly basis. We believe that these procedures, which stress timely communication between MRM and senior management, are the most important elements of the risk management process.

We use a form of Value at Risk (VaR) methodology to measure the overall market risk inherent in our trading account activities. Under this methodology, management statistically calculates, with 97.5 percent confidence, the potential loss in fair value that we might experience if an adverse shift in market prices or rates were to occur within a period of 5 business days. The amount of VaR is managed within limits well below the maximum limit established by Board policy at 0.5 percent of shareholders' equity. The VaR model incorporates a number of key assumptions, including assumed holding period and historical volatility based on 3 years of historical market data updated quarterly. The following table sets forth the average, high and low VaR during the year for our trading activities.

	December 31,					
	2001			2002		
(Dollars in thousands)	Average VaR	High VaR	Low VaR	Average VaR	High VaR	Low VaR
Foreign exchange	$ 205	$ 552	$ 70	$ 256	$ 546	$ 88
Securities	292	556	108	213	543	45

Consistent with our business strategy of focusing on the sale of capital markets products to customers, we manage our trading risk exposures at conservative levels, well below the trading risk policy limits established by the Board. As a result, our foreign exchange business continues to derive the bulk of its revenue from customer-related transactions. We take inter-bank trading positions only on a limited basis and we do not take any large or long-term strategic positions in the market for the Bank's own portfolio. In 2002, we continued to grow our customer-related foreign exchange business while maintaining an essentially unchanged inter-bank trading risk profile as measured under our VaR methodology.

The Securities Trading & Institutional Sales group serves the fixed income needs of our institutional clients and acts as the fixed income wholesaler for our broker/dealer subsidiary, UBOC Investment Services, Inc. As with our foreign exchange business, we continue to generate the vast majority of our securities income from customer-related transactions.

Our interest rate derivative contracts include $4.2 billion of derivative contracts entered into as an accommodation for customers. We act as an intermediary and match these contracts at a profit with contracts with major dealers, thus neutralizing the related market risk.

Liquidity Risk

Liquidity risk represents the potential for loss as a result of limitations on our ability to adjust our future cash flows to meet the needs of depositors and borrowers and to fund operations on a timely and cost-effective basis. The ALM Policy approved by the Board requires quarterly reviews of our liquidity by ALCO. Additionally, ALCO conducts monthly ongoing reviews of our liquidity situation. Liquidity is managed through this ALCO coordination process on a Bank-wide basis, encompassing all major business units. The operating management of liquidity is implemented through the funding and investment functions of the Global Markets Group. Our liquidity management draws upon the strengths of our extensive retail and commercial core deposit franchise, coupled with the ability to obtain funds for various terms in a variety of domestic and international money markets. Our securities portfolio represents a significant source of additional liquidity.

Core deposits provide us with a sizable source of relatively stable and low-cost funds. Our average core deposits, which include demand deposits, money market demand accounts, savings, and consumer time deposits, combined with average common shareholders' equity, funded 78 percent of average total assets of $36.1 billion for the year ended December 31, 2002. Most of the remaining funding was provided by short-term borrowings in the form of negotiable certificates of deposit, large time deposits, foreign deposits, federal funds purchased, securities sold under repurchase agreements, commercial paper, and other borrowings. In the fourth quarter of 2001, we issued $200 million in medium-term notes, the proceeds of which were used for general corporate purposes. The securities portfolio provides additional enhancement to our liquidity position, which may be created through either securities sales, or repurchase agreements. Liquidity may also be provided by the sale or maturity of assets. Such assets include interest-bearing deposits in banks, federal funds sold, securities purchased under resale agreements, and trading account securities. The aggregate of these assets averaged $1.3 billion during 2002. Additional liquidity may be provided through loan maturities and sales.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations and Commitments

Off-balance sheet arrangements are any contractual arrangement to which an unconsolidated entity is a party, under which we have: (1) any obligation under a guarantee contract; (2) a retained or contingent interest in assets transferred to an unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to that entity for such assets; (3) any obligation under certain derivative instruments; or (4) any obligation under a material variable interest held by us in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or engages in leasing, hedging or research and development services with us.

Our most significant off-balance sheet arrangements are limited to obligations under guarantee contracts such as financial and performance standby letters of credit for our credit customers, commercial letters of credit, unfunded commitments to lend, commitments to sell mortgage loans and commitments to fund investments in various Community Redevelopment Act (CRA) investments and venture capital investments. To a lesser extent, we enter into contractual guarantees of agented sales of low-income housing tax credit investments that require us to perform under those guarantees if there are breaches of performance of the underlying income-producing properties. As part of our leasing activities, we may be lessor to special purpose entities to which we provide financing for large equipment leasing projects.

It is our belief that none of these arrangements expose us to any greater risk of loss than is already reflected on our balance sheet. We do not have any off-balance sheet arrangements in which we have any retained or contingent interest (as we do not transfer or sell our assets to entities in which we have a continuing involvement), any exposure to derivative instruments that are indexed to stock indices nor any variable interests in any unconsolidated entity to which we may be a party, except for those leasing arrangements described previously.

The following table presents, as of December 31, 2002, our significant and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustment or other similar carrying value adjustments. For further information on the nature of each obligation type, see applicable note disclosure in "Notes to Consolidated Financial Statements" included in this Form 10-K.

(Dollars in thousands)	December 31, 2002				
	Less than One Year	One through Three Years	Four to Five Years	After Five Years	Total
Medium and long-term debt	$ —	$218,584	$199,776	$ —	$ 418,360
UnionBanCal Corporation-obligated mandatorily redeemable preferred securities of subsidiary grantor trust	—	—	—	365,696	365,696
Other long-term liabilities					
Operating leases (premises)	53,538	86,530	58,858	90,712	289,638
Total long-term debt and operating leases	$53,538	$305,114	$258,634	$456,408	$1,073,694

The following table presents our significant commitments as of December 31, 2002:

(Dollars in thousands)	December 31, 2002
Commitments to extend credit	$12,872,063
Standby letters of credit	2,483,871
Commercial letters of credit	279,653
Commitments to fund principal investments	58,556

Certain Business Risk Factors

Adverse California economic conditions could adversely affect our business

A substantial majority of our assets, deposits and fee income are generated in California. As a result, poor economic conditions in California may cause us to incur losses associated with higher default rates and decreased collateral values in our loan portfolio. Economic conditions in California are subject to various uncertainties at this time, including the long-term impact of the California energy crisis and the decline in the technology sector. If economic conditions in California continue to decline, we expect that our level of problem assets could increase.

The continuing war on terrorism contributes to the continuing downturn in US economic conditions

On-going acts or threats of terrorism and actions taken by the US or other governments as a result of such acts or threats, including possible military action in Iraq, have contributed to the continuing downturn in US economic conditions and could further adversely affect business and economic conditions in the US generally and in our principal markets. For example, the events of September 11, 2001, caused a decrease in air travel in the US, which adversely affected the airline industry and many other travel-related industries, including those operating in California. The possibility of war with Iraq also could contribute to adverse economic conditions and disruptions of the capital markets with resultant adverse effects on our principal markets.

Adverse economic factors affecting certain industries could adversely affect our business

We are subject to certain industry-specific economic factors. For example, a significant and increasing portion of our total loan portfolio is related to residential real estate. Accordingly, a downturn in the real estate and housing industries in California could have an adverse effect on our operations. Similarly, a portion of our total loan portfolio is to borrowers in the agricultural industry. Adverse weather conditions, combined with low commodity prices, may adversely affect the agricultural industry and, consequently, may impact our business negatively. In addition, auto leases comprise a declining portion of our total loan portfolio. We ceased originating auto leases in April 2001; however, continued deterioration in the used car market may result in additional losses on the valuation of auto lease residuals on our remaining auto leases. We provide financing to businesses in a number of other industries that may be particularly vulnerable to industry-specific economic factors, including the communications/media industry, the retailing industry, the airlines industry, the power industry and the technology industry. Industry-specific risks are beyond our control and could adversely affect our portfolio of loans, potentially resulting in an increase in nonperforming loans or charge-offs.

Risks associated with curtailed market access of power companies could affect our portfolio credit quality

The failure of Enron Corporation, coupled with continued turbulence in the energy markets, has significantly impacted debt ratings and equity valuations of a broad spectrum of power companies, particularly those involved in energy trading and in deregulated or non-regulated markets. These developments have sharply reduced these companies' ability to access public debt and equity markets, contributing to heightened liquidity pressures. Should these negative trends continue and/or intensify, the credit quality of certain of our borrowers could be adversely affected.

Fluctuations in interest rates could adversely affect our business

Significant increases in market interest rates, or the perception that an increase may occur, could adversely affect both our ability to originate new loans and our ability to grow. Conversely, a decrease in interest rates could result in an acceleration in the prepayment of loans. An increase in market interest rates could also adversely affect the ability of our floating-rate borrowers to meet their higher payment obligations. If this occurred, it could cause an increase in nonperforming assets and charge-offs, which could adversely affect our business.

Fluctuations in interest rates could adversely affect our margin spread

Changes in market interest rates, including changes in the relationship between short-term and long-term market interest rates or between different interest rate indices, can impact our margin spread, that is, the difference between the interest rates we charge on interest earning assets, such as loans, and the interest rates we pay on interest bearing liabilities, such as deposits or other borrowings. The impact, particularly in a falling interest rate environment, could result in a decrease in our interest income relative to interest expense.

Shareholder votes are controlled by BTM; our interests may not be the same as BTM's interests

BTM, a wholly owned subsidiary of Mitsubishi Tokyo Financial Group, Inc., owns a majority (approximately 65 percent as of December 31, 2002) of the outstanding shares of our common stock. As a result, BTM can elect all of our directors and, as a result, can control the vote on all matters, including determinations such as: approval of mergers or other business combinations; sales of all or substantially all of our assets; any matters submitted to a vote of our shareholders; issuance of any additional common stock or other equity securities; incurrence of debt other than in the ordinary course of business; the selection and tenure of our Chief Executive Officer; payment of dividends with respect to common stock or other equity securities; and other matters that might be favorable to BTM.

A majority of our directors are not officers or employees of UnionBanCal Corporation or any of our affiliates, including BTM. However, because of BTM's control over the election of our directors, BTM could change the composition of our Board of Directors so that the Board would not have a majority of outside directors. BTM's ability to prevent an unsolicited bid for us or any other change in control could have an adverse effect on the market price for our common stock.

Possible future sales of shares by BTM could adversely affect the market for our stock

BTM may sell shares of our common stock in compliance with the federal securities laws. By virtue of BTM's current control of us, BTM could sell large amounts of shares of our common stock by causing us to file a registration statement that would allow them to sell shares more easily. In addition, BTM could sell shares of our common stock without registration. Although we can make no prediction as to the effect, if any, that such sales would have on the market price of our common stock, sales of substantial amounts of our common stock, or the perception that such sales could occur, could adversely affect the market price of our common stock. If BTM sells or transfers shares of our common stock as a block, another person or entity could become our controlling shareholder.

BTM's financial condition could adversely affect our operations

Although we fund our operations independently of BTM and believe our business is not necessarily closely related to BTM's business or outlook, BTM's credit ratings may affect our credit ratings. BTM is also subject to regulatory oversight and review by Japanese and US regulatory authorities. Our business operations and expansion plans could be negatively affected by regulatory concerns related to the Japanese financial system and BTM.

Potential conflicts of interest with BTM could adversely affect us

As part of BTM's normal risk management processes, BTM manages global credit exposures and concentrations on an aggregate basis, including UnionBanCal Corporation. Therefore, at certain levels, our ability to approve certain credits or other banking transactions and categories of customers is subject to concurrence of BTM. We may wish to extend credit or furnish other banking services to the same customer as BTM. Our ability to do so may be limited for various reasons, including BTM's aggregate credit exposure and marketing policies. Certain directors' and officers' ownership interests in BTM's common stock or service as a director or officer or other employee of both us and BTM could create or appear to create potential conflicts of interest, especially since both of us compete in the US banking industry.

Substantial competition in the California banking market could adversely affect us

Banking is a highly competitive business. We compete actively for loan, deposit, and other financial services business in California, as well as nationally and internationally. Our competitors include a large number of state and national banks, thrift institutions and major foreign-affiliated or foreign banks, as well as many financial and non-financial firms that offer services similar to those offered by us. Some of our competitors are community banks that have strong local market positions. Other competitors include large financial institutions (such as Bank of America, Citibank, Washington Mutual, and Wells Fargo) that have substantial capital, technology and marketing resources. Such large financial institutions may have greater access to capital at a lower cost than us, which may adversely affect our ability to compete effectively.

Banks, securities firms, and insurance companies can now combine in a new type of financial services company called a "financial holding company." Financial holding companies can offer virtually any type of financial service, including banking, securities underwriting, insurance (both agency and underwriting), and merchant banking. Recently, a number of foreign banks have acquired financial services companies in the US, further increasing competition in the US market.

Restrictions on dividends and other distributions could limit amounts payable to us

As a holding company, a substantial portion of our cash flow typically comes from dividends our bank and nonbank subsidiaries pay to us. Various statutory provisions restrict the amount of dividends our subsidiaries can pay to us without regulatory approval. In addition, if any of our subsidiaries liquidate, that subsidiary's creditors will be entitled to receive distributions from the assets of that subsidiary to satisfy their claims against it before we, as a holder of an equity interest in the subsidiary, will be entitled to receive any of the assets of the subsidiary.

Adverse effects of, or changes in, banking or other laws and regulations or governmental fiscal or monetary policies could adversely affect us

We are subject to significant federal and state regulation and supervision, which is primarily for the benefit and protection of our customers and not for the benefit of investors. In the past, our business has been materially affected by these regulations. This trend is likely to continue in the future. Laws, regulations or policies, including accounting standards and interpretations, currently affecting us and our subsidiaries may change at any time. Regulatory authorities may also change their interpretation of these statutes and regulations. Therefore, our business may be adversely affected by any future changes in laws, regulations, policies or interpretations, including legislative and regulatory reactions to the terrorist attack on September 11, 2001, and future acts of terrorism, and the Enron Corporation, WorldCom, Inc. and other major US corporate bankruptcies and reports of accounting irregularities at US public companies, including various large and publicly traded companies. Additionally, our international activities may be subject to the laws and regulations of the jurisdiction where business is being conducted. International laws, regulations and policies affecting us and our subsidiaries may change at any time and affect our business opportunities and competitiveness in these jurisdictions. Due to BTM's controlling ownership of us, laws, regulations and policies adopted or enforced by the Government of Japan may adversely affect our activities and investments and those of our subsidiaries in the future.

Additionally, our business is affected significantly by the fiscal and monetary policies of the federal government and its agencies. We are particularly affected by the policies of the Federal Reserve Board (FRB), which regulates the supply of money and credit in the US. Under long-standing policy of the FRB, a bank holding company is expected to act as a source of financial strength for its subsidiary banks. As a result of that policy, we may be required to commit financial and other resources to our subsidiary bank in circumstances where we might not otherwise do so. Among the instruments of monetary policy available to the FRB are (a) conducting open market operations in US government securities, (b) changing the discount rates of borrowings by depository institutions, (c) imposing or changing reserve requirements against certain borrowings by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. The policies of the FRB may have a material effect on our business, results of operations and financial condition.

We may not be able to successfully implement our operating strategies

From time to time, we develop long-term financial performance goals to guide and measure the success of our operating strategies. We can make no assurances that we will be successful in achieving these long-term goals or that our operating strategies will be successful. Achieving success in these areas is dependent on a number of factors, many of which are beyond our direct control. Factors that may adversely affect our ability to attain our long-term financial performance goals include:

- deterioration of our asset quality;
- our inability to control noninterest expense, including, but not limited to, rising employee and healthcare costs;
- our inability to increase noninterest income;
- our inability to decrease reliance on revenues generated from assets;
- our ability to manage loan growth;
- our ability to find acquisition targets at valuation levels we find attractive;
- regulatory and other impediments associated with making acquisitions;
- deterioration in general economic conditions, especially in our core markets;

- decreases in our net interest margin;
- increases in competition;
- adverse regulatory or legislative developments; and
- unexpected increases in costs related to acquisitions.

Risks associated with potential acquisitions or divestitures or restructuring may adversely affect us

We may seek to acquire or invest in companies, technologies, services or products that complement our business. There can be no assurance that we will be successful in completing any such acquisition or investment as this will depend on the availability of prospective target companies at valuation levels we find attractive and the competition for such opportunities from other bidders. In addition, we continue to evaluate the performance of all of our businesses and business lines and may sell a business or business line. Any acquisitions, divestitures or restructuring may result in the issuance of potentially dilutive equity securities, significant write-offs, including those related to goodwill and other intangible assets, and/or the incurrence of debt, any of which could have a material adverse effect on our business, financial condition and results of operations. Acquisitions, divestitures or restructuring could involve numerous additional risks including difficulties in obtaining any required regulatory approvals and in the assimilation or separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, higher than expected deposit attrition (run-off), divestitures required by regulatory authorities, the disruption of our business, and the potential loss of key employees. There can be no assurance that we will be successful in overcoming these or any other significant risks encountered.

WRITTEN STATEMENTS UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The written statements of our chief executive officer and chief financial officer with respect to this report on Form 10-K, as required by section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. section 1350), have been submitted to the Securities and Exchange Commission as additional correspondence accompanying this report.

UnionBanCal Corporation and Subsidiaries

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UnionBanCal Corporation and Subsidiaries
Consolidated Statements of Income

(Amounts in thousands, except per share data)	Years Ended December 31, 2000	2001	2002
Interest Income			
Loans	$2,242,182	$1,883,835	$1,518,918
Securities	226,194	294,066	315,956
Interest bearing deposits in banks	9,126	2,850	2,806
Federal funds sold and securities purchased under resale agreements	8,160	6,844	13,895
Trading account assets	15,418	7,716	4,397
Total interest income	2,501,080	2,195,311	1,855,972
Interest Expense			
Domestic deposits	557,408	445,486	215,138
Foreign deposits	107,183	69,830	21,110
Federal funds purchased and securities sold under repurchase agreements	96,606	52,153	6,030
Commercial paper	94,905	52,439	16,645
Medium and long-term debt	17,617	10,445	9,344
UnionBanCal Corporation-obligated mandatorily redeemable preferred securities of subsidiary grantor trust	26,212	20,736	15,625
Other borrowed funds	16,709	20,180	10,111
Total interest expense	916,640	671,269	294,003
Net Interest Income	1,584,440	1,524,042	1,561,969
Provision for credit losses	440,000	285,000	175,000
Net interest income after provision for credit losses	1,144,440	1,239,042	1,386,969
Noninterest Income			
Service charges on deposit accounts	210,257	245,116	275,820
Trust and investment management fees	154,387	154,092	143,953
Merchant transaction processing fees	73,521	80,384	87,961
International commissions and fees	71,189	71,337	76,956
Brokerage commissions and fees	35,755	36,317	36,301
Merchant banking fees	48,985	33,532	32,314
Foreign exchange trading gains, net	28,057	26,565	28,548
Insurance commissions	—	920	27,208
Securities gains (losses), net	8,784	8,654	(3,796)
Other	16,245	59,487	30,711
Total noninterest income	647,180	716,404	735,976
Noninterest Expense			
Salaries and employee benefits	600,462	659,840	731,166
Net occupancy	92,567	95,152	106,592
Equipment	63,290	64,357	66,160
Merchant transaction processing	49,609	52,789	55,767
Communications	43,744	50,439	53,382
Professional services	42,042	38,480	44,851
Data processing	34,803	35,732	32,589
Foreclosed asset expense (income)	(80)	(13)	146
Restructuring credit	(19,000)	—	—
Other	222,748	243,398	257,013
Total noninterest expense	1,130,185	1,240,174	1,347,666
Income before income taxes	661,435	715,272	775,279
Income tax expense	221,535	233,844	247,376
Net Income	$ 439,900	$ 481,428	$ 527,903
Net income per common share—basic	$ 2.72	$ 3.05	$ 3.41
Net income per common share—diluted	$ 2.72	$ 3.04	$ 3.38
Weighted average common shares outstanding—basic	161,605	157,845	154,758
Weighted average common shares outstanding—diluted	161,989	158,623	156,415

See accompanying notes to consolidated financial statements.

UnionBanCal Corporation and Subsidiaries
Consolidated Balance Sheets

(Dollars in thousands)	December 31, 2001	December 31, 2002
Assets		
Cash and due from banks	$ 2,682,392	$ 2,823,573
Interest bearing deposits in banks	64,162	278,849
Federal funds sold and securities purchased under resale agreements	918,400	1,339,700
Total cash and cash equivalents	3,664,954	4,442,122
Trading account assets	229,697	276,021
Securities available for sale:		
Securities pledged as collateral	137,922	157,823
Held in portfolio	5,661,160	7,180,677
Loans (net of allowance for credit losses: 2001, $634,509; 2002, $609,190)	24,359,521	25,828,893
Due from customers on acceptances	182,440	62,469
Premises and equipment, net	494,534	504,666
Intangible assets	16,176	38,518
Goodwill	68,623	150,542
Other assets	1,223,719	1,528,042
Total assets	$36,038,746	$40,169,773
Liabilities		
Domestic deposits:		
Noninterest bearing	$12,314,150	$15,537,906
Interest bearing	14,160,113	15,258,479
Foreign deposits:		
Noninterest bearing	404,708	583,836
Interest bearing	1,677,228	1,460,594
Total deposits	28,556,199	32,840,815
Federal funds purchased and securities sold under repurchase agreements	418,814	334,379
Commercial paper	830,657	1,038,982
Other borrowed funds	700,403	267,047
Acceptances outstanding	182,440	62,469
Other liabilities	1,040,406	1,083,836
Medium and long-term debt	399,657	418,360
UnionBanCal Corporation-obligated mandatorily redeemable preferred securities of subsidiary grantor trust	363,928	365,696
Total liabilities	32,492,504	36,411,584
Commitments and contingencies		
Shareholders' Equity		
Preferred stock:		
Authorized 5,000,000 shares, no shares issued or outstanding at December 31, 2001 or 2002	—	—
Common stock — no stated value:		
Authorized 300,000,000 shares, issued 156,483,511 shares in 2001 and 150,702,363 shares in 2002	1,181,925	926,460
Retained earnings	2,231,384	2,591,635
Accumulated other comprehensive income	132,933	240,094
Total shareholders' equity	3,546,242	3,758,189
Total liabilities and shareholders' equity	$36,038,746	$40,169,773

See accompanying notes to consolidated financial statements.

UnionBanCal Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity

(Dollars in thousands, except per share data)	Years Ended December 31, 2000		2001		2002	
Common Stock						
Balance, beginning of year	$1,404,155		$1,275,587		$1,181,925	
Dividend reinvestment plan	52		44		99	
Deferred compensation—restricted stock awards	238		190		255	
Stock options exercised	1,784		13,733		75,311	
Stock issued in bank acquisitions	—		—		54,830	
Common stock repurchased[1]	(130,642)		(107,629)		(385,960)	
Balance, end of year	$1,275,587		$1,181,925		$ 926,460	
Retained Earnings						
Balance, beginning of year	$1,625,263		$1,906,093		$2,231,384	
Net income	439,900	$ 439,900	481,428	$ 481,428	527,903	$ 527,903
Dividends on common stock[2]	(161,227)		(157,736)		(167,593)	
Deferred compensation—restricted stock awards	2,157		1,599		(59)	
Balance, end of year	$1,906,093		$2,231,384		$2,591,635	
Accumulated Other Comprehensive Income (Loss)						
Balance, beginning of year	$ (41,950)		$ 29,885		$ 132,933	
Cumulative effect of accounting change (SFAS No.133)[3], net of tax expense of $13,754		—		22,205		—
Unrealized net gains on cash flow hedges, net of tax expense of $45,015 in 2001, and $70,195 in 2002		—		72,672		113,322
Less: reclassification adjustment for net gains on cash flow hedges included in net income, net of tax expense of $19,844 in 2001, and $44,472 in 2002		—		(32,037)		(71,794)
Net unrealized gains on cash flow hedges		—		62,840		41,528
Unrealized holding gains arising during the year on securities available for sale, net of tax expense of $49,462 in 2000, $28,950 in 2001, and $38,303 in 2002		79,851		46,736		61,835
Less: reclassification adjustment for losses (gains) on securities available for sale included in net income, net of tax expense (benefit) of $3,360 in 2000, $3,310 in 2001, and $(1,452) in 2002		(5,424)		(5,344)		2,344
Net unrealized gains on securities available for sale		74,427		41,392		64,179
Foreign currency translation adjustment, net of tax expense (benefit) of $(1,535) in 2000, $(628) in 2001, and $964 in 2002		(2,478)		(1,014)		1,556
Minimum pension liability adjustment, net of tax benefit of $71 in 2000, $105 in 2001, and $63 in 2002		(114)		(170)		(102)
Other comprehensive income	71,835	71,835	103,048	103,048	107,161	107,161
Total comprehensive income		$ 511,735		$ 584,476		$ 635,064
Balance, end of year	$ 29,885		$ 132,933		$ 240,094	
Total Shareholders' Equity	$3,211,565		$3,546,242		$3,758,189	

(1) Common stock repurchased includes commission costs.

(2) Dividends per share were $1.00 in 2000, $1.00 in 2001, and $1.09 in 2002. Dividends are based on UnionBanCal Corporation's shares outstanding as of the declaration date.

(3) Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities".

See accompanying notes to consolidated financial statements.

UnionBanCal Corporation and Subsidiaries
Consolidated Statements of Cash Flows

(Dollars in thousands)	Years Ended December 31, 2000	2001	2002
Cash Flows from Operating Activities:			
Net income	$ 439,900	$ 481,428	$ 527,903
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	440,000	285,000	175,000
Depreciation, amortization and accretion	72,710	81,487	87,040
Provision for deferred income taxes	13,709	58,655	38,448
Loss (gain) on sales of securities available for sale, net	(8,784)	(8,654)	3,796
Net increase in prepaid expenses	(23,724)	(44,746)	(167,188)
Net increase (decrease) in accrued expenses	(85,537)	172,605	144,329
Net (increase) decrease in trading account assets	(159,760)	109,998	(46,324)
Other, net of acquisitions	(88,398)	(46,174)	288,369
Total adjustments	160,216	608,171	523,470
Net cash provided by operating activities	600,116	1,089,599	1,051,373
Cash Flows from Investing Activities:			
Proceeds from sales of securities available for sale	422,881	931,479	187,556
Proceeds from matured and called securities available for sale	847,158	1,007,273	1,472,573
Purchases of securities available for sale	(2,056,594)	(3,510,621)	(3,116,001)
Proceeds from matured and called securities held to maturity	23,003	—	—
Net purchases of premises and equipment	(163,716)	(95,041)	(87,521)
Net decrease (increase) in loans	(391,672)	766,089	(1,917,646)
Net cash received in acquisitions	—	—	86,590
Other, net	5,433	7,313	12,425
Net cash used in investing activities	(1,313,507)	(893,508)	(3,362,024)
Cash Flows from Financing Activities:			
Net increase in deposits	1,026,576	1,273,016	3,852,835
Net increase (decrease) in federal funds purchased and securities sold under repurchase agreements	230,868	(968,853)	(84,435)
Net increase (decrease) in commercial paper and other borrowed funds	34,441	(104,180)	(225,031)
Proceeds from issuance of medium-term debt	—	200,000	—
Maturity and redemption of subordinated debt	(98,000)	—	—
Common stock repurchased	(130,642)	(107,629)	(385,960)
Payments of cash dividends	(162,575)	(158,406)	(164,440)
Stock options exercised	1,784	13,733	75,311
Other, net	(2,426)	11,577	1,655
Net cash provided by financing activities	900,026	159,258	3,069,935
Net increase in cash and cash equivalents	186,635	355,349	759,284
Cash and cash equivalents at beginning of year	3,158,133	3,322,979	3,664,954
Effect of exchange rate changes on cash and cash equivalents	(21,789)	(13,374)	17,884
Cash and cash equivalents at end of year	$ 3,322,979	$ 3,664,954	$ 4,442,122
Cash Paid During the Year For:			
Interest	$ 883,706	$ 747,271	$ 311,299
Income taxes	260,117	99,735	166,875
Supplemental Schedule of Noncash Investing and Financing Activities:			
Acquisitions:			
Fair value of assets acquired	—	—	$ 571,065
Purchase price:			
Cash	—	—	(52,524)
Stock issued	—	—	(54,830)
Fair value of liabilities assumed	$ —	$ —	$ 463,711
Loans transferred to foreclosed assets (OREO) and/or distressed loans held for sale	$ 9,924	$ 1,677	$ 826
Securities transferred from held to maturity to available for sale	—	23,529	—
Debt assumed in purchase of building	47,955	—	—

See accompanying notes to consolidated financial statements.

Note 1—Summary of Significant Accounting Policies and Nature of Operations

Introduction

UnionBanCal Corporation is a commercial bank holding company and has, as its major subsidiary, a banking subsidiary, Union Bank of California, N.A. (the Bank). UnionBanCal Corporation and its subsidiaries (the Company) provide a wide range of financial services to consumers, small businesses, middle-market companies and major corporations, primarily in California, Oregon, and Washington, but also nationally and internationally.

Since November 1999, the Company has announced stock repurchase plans totaling $400 million. The Company repurchased $131 million, $108 million and $86 million in 2000, 2001, and 2002, respectively, as part of these repurchase plans. As of December 31, 2002, $59 million of the Company's common stock is authorized for repurchase. In addition, on August 27, 2002, the Company announced that it purchased $300 million of its common stock from its majority owner, The Bank of Tokyo-Mitsubishi, Ltd. (BTM), which is a wholly-owned subsidiary of Mitsubishi Tokyo Financial Group, Inc. At December 31, 2002, BTM owned approximately 65 percent of the Company's outstanding common stock.

Basis of Financial Statement Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (US GAAP) and general practice within the banking industry. Those policies that materially affect the determination of financial position, results of operations, and cash flows are summarized below.

The Consolidated Financial Statements include the accounts of the Company, and all material intercompany transactions and balances have been eliminated. The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain amounts for prior periods have been reclassified to conform with current financial statement presentation.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest bearing deposits in banks, and federal funds sold and securities purchased under resale agreements, substantially all of which have maturities less than 90 days.

Trading Account Assets

Trading account assets are those financial instruments that management acquires with the intent to hold for short periods of time in order to take advantage of anticipated changes in market values. Substantially all of these assets are securities with a high degree of liquidity and a readily determinable market value. Interest earned, paid, or accrued on trading account assets is included in interest income using a method that produces a level yield. Realized gains and losses from the close-out of trading account positions and unrealized market value adjustments are recognized in noninterest income. The reserve for derivative and foreign exchange contracts is presented as an offset to trading account assets. Changes in the reserve as a result of changes in

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

the positive replacement cost of those contracts are provided as an offset to trading gains and losses in noninterest income.

Securities Available for Sale and Securities Held to Maturity

The Company's securities portfolios consist of debt and equity securities that are classified either as securities available for sale or securities held to maturity.

Debt securities for which the Company has the positive intent and ability to hold until maturity are classified as securities held to maturity and carried at amortized cost.

Debt securities and equity securities with readily determinable market values that are not classified as either securities held to maturity or trading account assets are classified as securities available for sale and carried at fair value, with the unrealized gains or losses reported net of taxes as a component of accumulated other comprehensive income (loss) in shareholders' equity until realized.

Realized gains and losses on the sale of and other-than-temporary impairment charges on available for sale securities are included in noninterest income as securities gains (losses), net. The specific identification method is used to calculate realized gains or losses.

Interest income on debt securities includes the amortization of premiums and the accretion of discounts using the effective interest method and is included in interest income on securities. Dividend income on equity securities is included in noninterest income.

Securities available for sale that are pledged under an agreement to repurchase and which may be sold or repledged under that agreement have been separately identified as pledged as collateral.

Loans

Loans are reported at the principal amounts outstanding, net of unamortized nonrefundable loan fees and related direct loan origination costs. Deferred net fees and costs are recognized in interest income over the loan term using a method that generally produces a level yield on the unpaid loan balance. Nonrefundable fees and direct loan origination costs related to loans held for sale are deferred and recognized as a component of the gain or loss on sale. Interest income is accrued principally on a simple interest basis.

Nonaccrual loans are those for which management has discontinued accrual of interest because there exists significant uncertainty as to the full and timely collection of either principal or interest or such loans have become contractually past due 90 days with respect to principal or interest.

Interest accruals are continued for certain small business loans that are processed centrally, consumer loans, and one-to-four family residential mortgage loans. These loans are charged off or written down to their net realizable value based on delinquency time frames that range from 120 to 270 days, depending on the type of credit that has been extended. Interest accruals are also continued for loans that are both well-secured and in the process of collection. For this purpose, loans are considered well-secured if they are collateralized by property having a net realizable value in excess of the amount of principal and accrued interest outstanding or are guaranteed by a financially responsible and willing party. Loans are considered "in the process of collection" if collection is proceeding in due course either through legal action or other actions that are reasonably expected to result in the prompt repayment of the debt or in its restoration to current status.

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

When a loan is placed on nonaccrual, all previously accrued but uncollected interest is reversed against current period operating results. All subsequent payments received are first applied to unpaid principal and then to uncollected interest. Interest income is accrued at such time as the loan is brought fully current as to both principal and interest, and, in management's judgment, such loans are considered to be fully collectible. However, Company policy also allows management to continue the recognition of interest income on certain loans designated as nonaccrual. This portion of the nonaccrual portfolio is referred to as "Cash Basis Nonaccrual" loans. This policy only applies to loans that are well secured and in management's judgment are considered to be fully collectible. Although the accrual of interest is suspended, any payments received may be applied to the loan according to its contractual terms and interest income recognized when cash is received.

Loans are considered impaired when, based on current information, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement, including interest payments. Impaired loans are carried at the lower of the recorded investment in the loan, the estimated present value of total expected future cash flows, discounted at the loan's effective rate, or the fair value of the collateral, if the loan is collateral dependent. Additionally, some impaired loans with commitments of less than $1 million are aggregated for the purpose of measuring impairment using historical loss factors as a means of measurement. Excluded from the impairment analysis are large groups of smaller balance homogeneous loans such as consumer and residential mortgage loans, and automobile leases.

The Company offers primarily two types of leases to customers: 1) direct financing leases where the assets leased are acquired without additional financing from other sources, and 2) leveraged leases where a substantial portion of the financing is provided by debt with no recourse to the Company. Direct financing leases are carried net of unearned income, unamortized nonrefundable fees and related direct costs associated with the origination or purchase of leases. Leveraged leases are carried net of nonrecourse debt.

Allowance for Credit Losses

The Company maintains an allowance for credit losses to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan portfolio, and to a lesser extent, unused commitments to provide financing. The allowance is increased by the provision for credit losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries. The Company's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance, the specific allowance and the unallocated allowance.

The formula allowance is calculated by applying loss factors to outstanding loans and unused commitments. Loss factors are based on the Company's historical loss experience and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date. The Company derives the loss factors for all commercial loans from a loss migration model and for pooled loans by using expected net charge-offs for one year. Pooled loans are homogeneous in nature and include consumer and residential mortgage loans, and automobile leases.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred in excess of the amount determined by the application of the formula allowance.

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

The unallocated allowance is composed of attribution factors, which are based upon management's evaluation of various conditions that are not directly measured in the determination of the formula and specific allowances. The conditions evaluated in connection with the unallocated allowance may include existing general economic and business conditions affecting the key lending areas of the Company, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, bank regulatory examination results and findings of the Company's internal credit examiners.

The allowance also incorporates the results of measuring impaired loans as provided in Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures." These accounting standards prescribe the measurement methods, income recognition and disclosures related to impaired loans. A loan is considered impaired when management determines that it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impairment is measured by the difference between the recorded investment in the loan (including accrued interest, net deferred loan fees or costs and unamortized premium or discount) and the estimated present value of total expected future cash flows, discounted at the loan's effective rate, or the fair value of the collateral, if the loan is collateral dependent. Additionally, some impaired loans with commitments of less than $1 million are aggregated for the purpose of measuring impairment using historical loss factors as a means of measurement. In addition, the impairment allowance may include amounts related to certain qualitative factors that have yet to manifest themselves in the other measurements. Impairment is recognized by adjusting an allocation of the existing allowance for credit losses.

Premises and Equipment

Premises and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful life of each asset. Lives of premises range from ten to forty years; lives of furniture, fixtures and equipment range from three to eight years. Leasehold improvements are amortized over the term of the respective lease or ten years, whichever is shorter.

Long-lived assets that are held or that are to be disposed of and certain intangibles are evaluated periodically for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment is calculated as the difference between the expected undiscounted future cash flows of a long-lived asset, if lower, and its carrying value. In the event of an impairment, the Company recognizes a loss for the difference between the carrying amount and the estimated value of the asset as measured using a quoted market price or, in the absence of a quoted market price, a discounted cash flow analysis. The impairment loss is reflected in noninterest expense.

Other Assets

As of January 1, 2002 with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized, but instead tested for impairment at least annually. Prior to January 1, 2002, goodwill was amortized using the straight-line method over its estimated period of benefit, generally fifteen years.

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

Intangible assets are amortized either using the straight-line method or a method that patterns the manner in which the economic benefit is consumed. Intangible assets are amortized over their estimated period of benefit ranging from six to fifteen years. The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists. As of December 31, 2002, intangible assets are subject to amortization.

Other real estate owned (OREO) represents the collateral acquired through foreclosure in full or partial satisfaction of the related loan. OREO is recorded at the lower of the loan's unpaid principal balance or its fair value as established by a current appraisal, adjusted for disposition costs. Any write-down at the date of transfer is charged to the allowance for credit losses. OREO values, recorded in other assets, are reviewed on an ongoing basis and any decline in value is recognized as foreclosed asset expense in the current period. The net operating results from these assets are included in the current period in noninterest expense as foreclosed asset expense (income).

Distressed loans held for sale are included in other assets in the consolidated financial statements and represent loans that the Company has identified as available for accelerated disposition. These are loans that would otherwise be included in nonaccrual loans. Distressed loans are recorded at the lower of the loans' unpaid principal balance or their fair value. Any write-down at the date of transfer is charged to the allowance for credit losses. Distressed loans' values, recorded in other assets, are reviewed on a quarterly basis and any decline in value is recognized in other noninterest income during the period in which the decline occurs.

Derivative Instruments Held for Trading or Customer Accommodation

The Company enters into a variety of interest rate derivative contracts, primarily swaps and options, and foreign exchange contracts, either for trading purposes, based on management's intent at inception, or as an accommodation to customers.

Derivatives held or issued for trading or customer accommodation are carried at fair value, with realized and unrealized changes in fair values on contracts included in noninterest income in the period in which the changes occur. Unrealized gains and losses are reported gross and included in trading account assets and other liabilities, respectively. Cash flows are reported net as operating activities.

Derivative Instruments Held for Purposes Other Than Trading

The Company enters into a variety of derivative contracts as a means of reducing the Company's interest rate and foreign exchange exposures. At inception these contracts, i.e., hedging instruments, are evaluated in order to determine if they qualify for hedge accounting. With the adoption of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001, the hedging instrument must be highly effective in achieving offsetting changes in the hedge instrument and hedged item attributable to the risk being hedged. Any ineffectiveness, which arises during the hedging relationship, is recognized in noninterest expense in the period in which it arises. All qualifying hedges are valued at fair value and included in other assets or other liabilities. For fair value hedges of interest bearing assets or liabilities, the change in the fair value of the hedged item and the hedging instrument to the extent effective is recognized in net interest income. For all other fair value hedges, the changes in the fair value of the hedged item and changes in fair value of the derivative are recognized in noninterest income. For cash flow hedges, the unrealized changes in fair value to the extent effective are recognized in other comprehensive income. Amounts realized on cash flow

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

hedges related to variable rate loans are recognized in net interest income in the period when the cash flow from the hedged item is realized. The fair value of cash flow hedges related to forecasted transactions is recognized in noninterest expense in the period when the forecasted transaction occurs.

Foreign Currency Translation

Assets, liabilities and results of operations for foreign branches are recorded based on the functional currency of each branch. Since the functional currency of the branches is the local currency, the net assets are remeasured into U.S. dollars using a combination of current and historical exchange rates. The resulting gains or losses are included in shareholders' equity, as a component of accumulated other comprehensive income (loss), on a net of tax basis.

Income Taxes

The Company files consolidated federal and combined state income tax returns. Amounts provided for income tax expense are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable under tax laws. Deferred taxes, which arise principally from temporary differences between the period in which certain income and expenses are recognized for financial accounting purposes and the period in which they affect taxable income, are included in the amounts provided for income taxes. Under this method, the computation of the net deferred tax liability or asset gives current recognition to changes in the tax laws.

Net Income Per Common Share

Basic earnings per share (EPS) is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS incorporates the dilutive effect of common stock equivalents outstanding on an average basis during the period. Stock options are a common stock equivalent. See discussion under "Stock-Based Compensation-Transition and Disclosure," which follows below and Note 19.

Stock-Based Compensation-Transition and Disclosure

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which amends SFAS No. 123, "Accounting for Stock-Based Compensation." This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure requirements to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements under this Statement are effective for financial statements issued after December 15, 2002.

As allowed under the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended, the Company has chosen to continue to recognize compensation expense using the intrinsic value-based method of valuing stock options prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. Under the intrinsic value-based method, compensation cost is measured as the amount by which the quoted market price of the Company's stock at the date of grant exceeds the stock option exercise price.

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

At December 31, 2002, the Company has two stock-based employee compensation plans, which are described more fully in Note 14. Only restricted stock awards have been reflected in compensation expense, while all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

	Year Ended December 31,		
(Dollars in thousands)	2000	2001	2002
As reported net income	$439,900	$481,428	$527,903
Stock-based employee compensation expense (determined under fair value based method for all awards, net of taxes)	(10,170)	(16,678)	(23,844)
Pro forma net income, after stock-based employee compensation expense	$429,730	$464,750	$504,059
Earnings per share—basic			
As reported	$ 2.72	$ 3.05	$ 3.41
Pro forma	$ 2.66	$ 2.94	$ 3.26
Earnings per share—diluted			
As reported	$ 2.72	$ 3.04	$ 3.38
Pro forma	$ 2.65	$ 2.93	$ 3.22

Compensation cost associated with the Company's unvested restricted stock issued under the management stock plan is measured based on the market price of the stock at the grant date and is expensed over the vesting period. Compensation expense related to restricted stock awards for the years ended December 31, 2000, 2001, and 2002 was not significant.

Employee Benefit and Incentive Plans and Other Postretirement Benefits

The Company provides a variety of benefit and incentive compensation plans for eligible employees and retirees. Provisions for the costs of these employee benefit and incentive plans and postretirement benefit plans are accrued and charged to expense when the benefit is earned.

On January 1, 2000, the Company changed the method it uses to calculate the market-related value of its pension plan assets. This change increased the value of plan assets on which the expected returns are based and, therefore, results in lower net periodic pension cost. This change in methodology resulted in a one-time credit to salaries and benefits of $16.0 million. The impact on future years is not considered significant.

Segment Reporting

Business unit results are based on an internal management reporting system used by management to measure the performance of the units and the Company as a whole. The management reporting system identifies balance sheet and income statement items to each business unit based on internal management accounting policies. Net interest income is determined using the Company's internal funds transfer pricing system, which assigns a cost of funds to assets or a credit for funds to liabilities and capital based on their type, maturity or repricing characteristics. Noninterest income and expense directly or indirectly attributable to a

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

business unit are assigned to that business. Economic capital is attributed to each business unit using a Risk Adjusted Return on Capital (RAROC) methodology, which seeks to allocate capital to each business unit consistent with the level of risk they assume. These risks are primarily credit risk, market risk and operational risk. Credit risk is the potential loss in economic value due to the likelihood that the obligor will not perform as agreed. Market risk is the potential loss in fair value due to changes in interest rates, currency rates and volatilities. Operational risk is the potential loss due to failures in internal controls, system failures, or external events.

Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Company-Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Grantor Trust

Company-obligated mandatorily redeemable preferred securities of subsidiary grantor trust (trust preferred securities) are accounted for as a liability on the balance sheet. Dividends (or distributions) on trust preferred securities are treated as interest expense on an accrual basis.

Recently Issued Accounting Pronouncements

Accounting for Goodwill and Other Intangible Assets

In June 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for by a single method—the purchase method. This Statement eliminates the pooling-of-interests method but carries forward without reconsideration of the guidance in Accounting Principles Board (APB) Opinion No. 16, "Business Combinations," and SFAS No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises," related to the application of the purchase method of accounting. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001, and all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. Goodwill and intangible assets acquired in transactions completed after June 30, 2001 are accounted for in accordance with the amortization and nonamortization provisions of SFAS No. 142. SFAS No. 142 significantly changes the accounting for goodwill and other intangible assets subsequent to their initial recognition. This Statement requires that goodwill and some intangible assets no longer be amortized, but tested for impairment at least annually by comparing the fair value of those assets with their recorded amounts. Note 4 includes a summary of the Company's goodwill and other intangible assets as well as the impact of the adoption of SFAS No. 142.

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

Accounting for Asset Retirement Obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This Statement addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development, and/or the normal operation of a long-lived asset. A legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract, or by legal construction of a contract under the doctrine of promissory estoppel. This Statement is effective for fiscal years beginning after June 15, 2002. Management believes adoption of this Statement will not have a material impact on the Company's financial position or results of operations.

Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. This Statement carries over the framework established in SFAS No. 121, and was adopted by the Company on January 1, 2002. The adoption of this Statement had no material impact on the Company's financial position or results of operations.

Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No.13

In April 2002, the FASB issued SFAS No. 145, "Rescission of SFAS No. 4, 44, and 64, Amendment of SFAS No. 13, and Technical Corrections." This Statement rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This Statement amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement requires that capital leases that are modified so that the resulting lease agreement is classified as an operating lease be accounted for under the sale-leaseback provisions of SFAS No. 98, "Accounting for Leases." This Statement also amends other existing authoritative pronouncements to make technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of SFAS No. 4 shall be applied in fiscal years beginning after May 15, 2002. The provisions of this Statement related to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002, with early application encouraged. The adoption of this Statement did not have a material impact on the Company's financial position or results of operations.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement replaces the accounting and reporting provisions of Emerging Issues Task Force

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

(EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." It requires that costs associated with an exit or disposal activity be recognized when a liability is incurred rather than at the date an entity commits to an exit plan. This Statement is effective after December 31, 2002. Management believes that adopting this Statement will not have a material impact on the Company's financial position or results of operations.

Accounting for Acquisitions of Certain Financial Institutions

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." This Statement amended SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," and Interpretation No. 9, "Applying APB Opinion No. 16 and 17, "When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method." The requirement in paragraph 5 of Statement 72 to recognize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. The acquisition of all or part of a financial institution that meets the definition of a business combination shall be accounted for by the purchase method in accordance with SFAS No. 141, "Business Combinations." In addition, this Statement amends SFAS No. 144, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor and borrower-relationship intangible assets and credit cardholder intangible assets. As a result, those intangible assets are now subject to the impairment test in accordance with the provisions in SFAS No. 144. The provisions of this Statement that relate to the application of the purchase method of accounting apply to all acquisitions of financial institutions, except transactions between two or more mutual enterprises. This Statement was effective October 1, 2002 and had no material impact on the Company's financial position or results of operations.

Accounting for Guarantors and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." The Interpretation expands on the accounting guidance of Statements No. 5, 57, and 107 and incorporates without change the provisions of FASB Interpretation No. 34, which is being superseded. The Interpretation elaborates on the existing disclosure requirements for most guarantees and requires that guarantors recognize a liability for the fair value of guarantees at inception. The disclosure requirements of this Interpretation are effective for financial statements periods ending after December 15, 2002. The initial recognition and measurement provisions of this Interpretation are to be applied on a prospective basis to guarantees issued or modified after December 31, 2002. Significant guarantees that have been entered into by the Company are disclosed in Note 21. Management believes that adopting the measurement provisions of this Interpretation will not have a material impact on the Company's financial position or results of operations.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." The purpose of this interpretation is to provide guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a

UnionBanCal Corporation and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2000, 2001, and 2002 (Continued)

Note 1—Summary of Significant Accounting Policies and Nature of Operations (Continued)

company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate that entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the VIE's expected residual returns, if they occur. New disclosure requirements are also prescribed by FIN 46. FIN 46 became effective upon its issuance. As of December 31, 2002, the Company does not believe it has any VIE's for which this interpretation would be applicable.

Note 2—Securities

The amortized cost, gross unrealized gains, gross unrealized losses, and fair values of securities are presented below. At January 1, 2001, all of our securities held to maturity were transferred to securities available for sale in conjunction with the adoption of SFAS No. 133, and therefore, no information is provided for December 31, 2001 or December 31, 2002 in the securities held to maturity table.

Securities Available for Sale

	December 31,							
	2001				2002			
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$ 214,249	$ 7,957	$ —	$ 222,206	$ 332,169	$ 12,220	$ —	$ 344,389
Other U.S. government	1,902,001	91,315	303	1,993,013	2,560,420	126,886	—	2,687,306
Mortgage-backed securities	3,293,857	48,138	14,127	3,327,868	3,902,879	115,738	80	4,018,537
State and municipal	40,116	5,897	80	45,933	42,917	6,182	8	49,091
Corporate debt securities	129,314	—	4,152	125,162	181,345	19	25,565	155,799
Equity securities	78,810	133	—	78,943	73,559	3,598	241	76,916
Foreign securities	5,883	92	18	5,957	6,425	94	57	6,462
Total securities available for sale	$5,664,230	$153,532	$18,680	$5,799,082	$7,099,714	$264,737	$25,951	$7,338,500

The amortized cost and fair value of securities, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties.

Note 2—Securities (Continued)

Maturity Schedule of Securities

(Dollars in thousands)	Securities Available for Sale[1] December 31, 2002 Amortized Cost	Fair Value
Due in one year or less	$ 538,306	$ 543,794
Due after one year through five years	2,762,947	2,900,345
Due after five years through ten years	295,601	286,489
Due after ten years	3,429,301	3,530,956
Equity securities[2]	73,559	76,916
Total securities	$7,099,714	$7,338,500

(1) The remaining contractual maturities of mortgage-backed securities are classified without regard to prepayments. The contractual maturity of these securities is not a reliable indicator of their expected life since borrowers have the right to repay their obligations at any time.

(2) Equity securities do not have a stated maturity.

In 2000, proceeds from sales of securities available for sale were $423 million with gross realized gains of $27 million and $18 million of gross realized losses. In 2001, proceeds from sales of securities available for sale were $931 million with gross realized gains of $31 million and gross realized losses of $22 million. In 2002, proceeds from sales of securities available for sale were $188 million with gross realized gains of $9 million and gross realized losses of $13 million.

Collateral

The Company reports securities pledged as collateral in secured borrowings and other arrangements when the secured party can sell or repledge the securities. These securities have been separately identified. If the secured party cannot resell or repledge the securities of the Company, those securities are not separately identified. As of December 31, 2001 and 2002, the Company had no pledged collateral to secured parties who are not permitted to resell or repledge those securities.

As of December 31, 2001 and 2002, the Company had not accepted any collateral that it is permitted by contract to sell or repledge.

Note 3—Loans and Allowance for Credit Losses

A summary of loans, net of unearned interest and fees of $56 million and $45 million, at December 31, 2001 and 2002, respectively, is as follows:

(Dollars in thousands)	December 31, 2001	December 31, 2002
Domestic:		
Commercial, financial and industrial	$11,476,361	$10,338,508
Construction	1,059,847	1,285,204
Mortgage:		
Residential	4,788,219	6,382,227
Commercial	3,590,318	4,150,178
Total mortgage	8,378,537	10,532,405
Consumer:		
Installment	1,200,047	909,787
Revolving lines of credit	859,021	1,102,771
Total consumer	2,059,068	2,012,558
Lease financing	979,242	812,918
Total loans in domestic offices	23,953,055	24,981,593
Loans originated in foreign branches	1,040,975	1,456,490
Total loans	24,994,030	26,438,083
Allowance for credit losses	634,509	609,190
Loans, net	$24,359,521	$25,828,893

Changes in the allowance for credit losses were as follows:

(Dollars in thousands)	Years Ended December 31, 2000	2001	2002
Balance, beginning of year	$470,378	$613,902	$634,509
Loans charged off	(322,363)	(322,469)	(245,342)
Recoveries of loans previously charged off	26,297	58,370	39,546
Total net loans charged off	(296,066)	(264,099)	(205,796)
Provision for credit losses	440,000	285,000	175,000
Foreign translation adjustment and other net additions (deductions)	(410)	(294)	5,477
Balance, end of year	$613,902	$634,509	$609,190

Nonaccrual loans totaled $492 million and $337 million at December 31, 2001 and 2002, respectively. There were no renegotiated loans at December 31, 2001 and 2002.

Note 3—Loans and Allowance for Credit Losses (Continued)

Loan Impairment

Impaired loans of the Company include commercial, financial and industrial, construction and commercial mortgage loans designated as nonaccrual. When the value of an impaired loan is less than the recorded investment in the loan, a portion of the Company's allowance for credit losses is allocated as an impairment allowance.

The Company's policy for recognition of interest income, charge-offs of loans, and application of payments on impaired loans is the same as the policy applied to nonaccrual loans.

The following table sets forth information about the Company's impaired loans.

(Dollars in thousands)	December 31, 2000	2001	2002
Impaired loans with an allowance	$318,418	$383,967	$306,693
Impaired loans without an allowance[1]	81,581	107,918	29,996
Total impaired loans[2]	$399,999	$491,885	$336,689
Allowance for impaired loans	$118,378	$ 97,651	$120,682
Average balance of impaired loans during the year	$257,650	$455,168	$399,703
Interest income recognized during the year on nonaccrual loans at December 31	$ 1,221	$ 5,442	$ 10,842

(1) These loans do not require an allowance for credit losses under SFAS No. 114 since the fair values of the impaired loans equal or exceed the recorded investments in the loans.

(2) This amount was evaluated for impairment using three measurement methods as follows: $361 million, $452 million, and $300 million was evaluated using the present value of the expected future cash flows at December 31, 2000, 2001 and 2002, respectively; $13 million, $15 million, and $22 million was evaluated using the fair value of the collateral at December 31, 2000, 2001 and 2002, respectively; and $26 million, $25 million, and $15 million was evaluated using historical loss factors at December 31, 2000, 2001 and 2002, respectively.

Related Party Loans

In some cases, the Company makes loans to related parties including its directors, executive officers, and their affiliated companies. At December 31, 2001, related party loans outstanding to individuals who served as directors or executive officers at anytime during the year totaled $33 million, as compared to $28 million at December 31, 2002. In the opinion of management, these related party loans were made on substantially the same terms, including interest rates and collateral requirements, as those terms prevailing at the date these loans were made. During 2001 and 2002, there were no loans to related parties that were charged off. Additionally, at December 31, 2001 and 2002, there were no loans to related parties that were nonperforming.

Note 4—Goodwill and Other Intangible Assets

Upon adoption of SFAS No. 142 on January 1, 2002, the amortization of existing goodwill ceased and the carrying amount of goodwill was allocated to the applicable reporting units. The allocation was based on the sources of previously recognized goodwill as well as the reporting units to which the related acquired net assets

Note 4—Goodwill and Other Intangible Assets (Continued)

were assigned. Management's expectations of which reporting units had benefited from the synergies of acquired businesses were considered in the allocation process. The Company performed a transitional impairment test during May 2002, measured as of the date of adoption. The fair market value of the reporting units tested for impairment exceeded its carrying value, including goodwill; therefore, no impairment loss was recognized. As of December 31, 2002, goodwill was $151 million.

Net income and earnings per share for the year ending December 31, 2000 and 2001, were adjusted, on a pro forma basis, to exclude $14 million in goodwill amortization expense (net of taxes of $0.6 million) and $15 million in goodwill amortization expense (net of taxes of $0.6 million) for the years ended December 31, 2000 and 2001, respectively, as follows:

	For the Years Ended December 31,		
(Dollars in thousands, except per share data)	2000	2001	2002
Net Income:			
As reported	$439,900	$481,428	$527,903
Goodwill amortization, net of income tax	13,723	14,788	—
As adjusted	$453,623	$496,216	$527,903
Basic Earnings Per Share:			
As reported	$ 2.72	$ 3.05	$ 3.41
Goodwill amortization	.09	.09	—
As adjusted	$ 2.81	$ 3.14	$ 3.41
Diluted Earnings Per Share:			
As reported	$ 2.72	$ 3.04	$ 3.38
Goodwill amortization	.08	.09	—
As adjusted	$ 2.80	$ 3.13	$ 3.38

On May 13, 2002, the Company completed its acquisition of First Western Bank and recorded approximately $24 million of goodwill and $11 million of core deposit intangible. The core deposit intangible is being amortized on an accelerated basis over an estimated life of 12.5 years.

On November 1, 2002, the Company completed its acquisition of Valencia Bank & Trust and recorded approximately $37 million of goodwill and $9 million of core deposit intangible. The core deposit intangible is being amortized on an accelerated basis over an estimated life of 6 years.

On December 18, 2002, the Company completed its acquisition of John Burnham & Company, and recorded approximately $18 million of goodwill and $8 million of rights-to-expiration. The rights-to-expiration will be amortized on an accelerated basis over its useful economic life.

Note 4—Goodwill and Other Intangible Assets (Continued)

Intangible Assets Subject to Amortization

Intangible assets amortization expense for 2002, was $5 million. No residual value is expected for these intangible assets. The components of intangible assets were as follows:

(Dollars in millions)	December 31, 2002		
	Gross carrying amount	Accumulated Amortization	Net carrying Amount
Rights-to-expiration	$22.9	$ 3.1	$19.8
Core deposit intangible	28.2	9.5	18.7
Total identifiable intangible assets	$51.1	$12.6	$38.5

Amortization expense for the net carrying amount of all identifiable intangible assets with definite lives for the years ending December 31, 2003 through 2007 is approximately $9 million, $8 million, $6 million, $4 million, and $3 million, respectively.

Note 5—Premises and Equipment

Premises and equipment are carried at cost, less accumulated depreciation and amortization. As of December 31, 2001 and 2002, the amounts were:

(Dollars in thousands)	December 31, 2001			December 31, 2002		
	Cost	Accumulated Depreciation and Amortization	Net Book Value	Cost	Accumulated Depreciation and Amortization	Net Book Value
Land	$ 65,834	$ —	$ 65,834	$ 67,050	$ —	$ 67,050
Premises	328,366	115,485	212,881	353,213	131,820	221,393
Leasehold improvements	189,438	123,241	66,197	204,980	140,992	63,988
Furniture, fixtures and equipment	541,187	391,565	149,622	583,225	430,990	152,235
Total	$1,124,825	$630,291	$494,534	$1,208,468	$703,802	$504,666

Rental and depreciation and amortization expenses were as follows:

(Dollars in thousands)	Years Ended December 31, 2000	2001	2002
Rental expense of premises	$52,085	$48,482	$53,595
Less: rental income	15,464	19,343	18,505
Net rental expense	$36,621	$29,139	$35,090
Other net rental income, primarily for equipment	$ (1,300)	$ (1,570)	$ (1,576)
Depreciation and amortization of premises and equipment	$66,503	$74,786	$77,426

Note 5—Premises and Equipment (Continued)

Future minimum lease payments are as follows:

(Dollars in thousands)	December 31, 2002
Years ending December 31,	
2003	$ 53,908
2004	46,795
2005	40,648
2006	34,877
2007	25,166
Later years	88,214
Total minimum operating lease payments	$289,608
Minimum rental income due in the future under noncancellable subleases	$ 58,068

A majority of the leases provide for the payment of taxes, maintenance, insurance, and certain other expenses applicable to the leased premises. Many of the leases contain extension provisions, and escalation clauses.

Note 6—Deposits

At December 31, 2002, the Company had $215 million in domestic interest bearing time deposits with a remaining term of greater than one year, of which $110 million exceeded $100,000. Maturity information for all domestic interest bearing time deposits with a remaining term of greater than one year is summarized below.

(Dollars in thousands)	December 31, 2002
Due after one year through two years	$142,153
Due after two years through three years	43,680
Due after three years through four years	18,791
Due after four years through five years	9,345
Due after five years	713
Total	$214,682

All of the foreign interest bearing time deposits exceeding $100,000 mature in less than one year.

Note 7—Employee Benefit and Incentive Plans and Other Postretirement Benefits

Retirement Plans

The Company maintains the Union Bank of California, N.A. Retirement Plan (the Plan), which is a noncontributory defined benefit plan covering substantially all of the employees of the Company. The Plan provides retirement benefits based on years of credited service and the final average compensation amount, as defined in the Plan. Employees become eligible for this plan after one year of service and become fully vested after five years of service. The Company's funding policy is to make contributions between the minimum required and the maximum deductible amount as allowed by the Internal Revenue Code. Contributions are

Note 7—Employee Benefit and Incentive Plans and Other Postretirement Benefits (Continued)

intended to provide not only for benefits attributed to services to date, but also for those expected to be earned in the future. Plan assets are invested in U.S. government securities, corporate bonds, securities and mutual funds. The Plan contains no Company stock.

Other Postretirement Benefits

The Company provides certain health care benefits for its retired employees and life insurance benefits for those employees who retired prior to January 1, 2001. The health care cost is shared between the Company and the retiree. The life insurance plan is noncontributory. The accounting for the health care plan anticipates future cost-sharing changes that are consistent with the Company's intent to maintain a level of cost-sharing at approximately 25 to 50 percent, depending on age and service with the Company. Assets set aside to cover such obligations are primarily invested in mutual funds.

The following table sets forth the funded status of the Company's defined benefit pension plan and its other postretirement benefit plans.

	Pension Benefits		Other Benefits	
	Years Ended December 31,		Years Ended December 31,	
(Dollars in thousands)	2001	2002	2001	2002
Change in benefit obligation				
Benefit obligation, beginning of year	$509,016	$595,736	$ 94,108	$123,720
Service cost	21,889	25,810	3,844	5,262
Interest cost	38,931	43,316	7,267	9,546
Plan participants' contributions	—	—	1,386	1,615
Amendments[1]	—	—	—	(8,544)
Actuarial (gain) loss	45,393	82,720	25,249	36,896
Benefits paid	(19,493)	(21,483)	(8,134)	(10,538)
Benefit obligation, end of year	595,736	726,099	123,720	157,957
Change in plan assets				
Fair value of plan assets, beginning of year	588,469	596,470	50,296	52,489
Actual return on plan assets	(35,273)	(54,847)	(2,518)	(10,850)
Employer contribution	62,767	140,000	11,459	48,820
Plan participants' contributions	—	—	1,386	1,615
Benefits paid	(19,493)	(21,483)	(8,134)	(10,538)
Fair value of plan assets, end of year	596,470	660,140	52,489	81,536
Funded status	734	(65,959)	(71,231)	(76,422)
Unrecognized transition amount	—	—	37,432	25,486
Unrecognized net actuarial gain	92,570	290,750	25,083	77,120
Unrecognized prior service cost	5,591	4,524	(1,441)	(1,345)
Prepaid (accrued) benefit cost	$ 98,895	$229,315	$(10,157)	$ 24,839

[1] In 2002, the Company changed its postretirement medical benefit plan to increase the required contributions as a percentage of total cost paid by some future retirees.

Note 7—Employee Benefit and Incentive Plans and Other Postretirement Benefits (Continued)

The following tables summarize the assumptions used in computing the present value of the projected benefit obligations and the net periodic cost.

	Pension Benefits			Other Benefits		
	Years Ended December 31,			Years Ended December 31,		
	2000	2001	2002	2000	2001	2002
Discount rate in determining expense	7.75%	7.50%	7.25%	7.75%	7.50%	7.25%
Discount rate in determining benefit obligations at year end	7.50	7.25	6.75	7.50	7.25	6.75
Rate of increase in future compensation levels for determining expense	5.00	5.00	5.00	—	—	—
Rate of increase in future compensation levels for determining benefit obligations at year end	5.00	5.00	5.00	—	—	—
Expected return on plan assets	8.25	8.25	8.25	8.00	8.00	8.00

	Pension Benefits			Other Benefits		
	Years Ended December 31,			Years Ended December 31,		
(Dollars in thousands)	*2000*	*2001*	*2002*	*2000*	*2001*	*2002*
Components of net periodic benefit cost						
Service cost	$20,688	$21,889	$25,810	$ 3,024	$3,844	$ 5,262
Interest cost	34,429	38,930	43,316	6,708	7,267	9,546
Expected return on plan assets	(45,357)	(51,144)	(60,613)	(3,893)	(4,177)	(6,591)
Amortization of prior service cost	1,067	1,067	1,067	—	(96)	(96)
Amortization of transition amount	—	—	—	3,455	3,216	3,403
Recognized net actuarial (gain) loss	(1,077)	—	—	(858)	12	2,299
Net periodic benefit cost	9,750	10,742	9,580	8,436	10,066	13,823
Loss (gain) due to curtailment	—	—	—	2,868	(1,828)	—
Total net periodic benefit cost	$ 9,750	$10,742	$ 9,580	$11,304	$8,238	$13,823

For 2000, the Company assumed a 10 percent annual rate of increase in the per capita cost of postretirement medical benefits for the indemnity plan and an 8 percent annual rate of increase for the HMO plan. For future periods, the rate for the indemnity plan was expected to gradually decrease from 10 percent to 5 percent in 2007 and will remain at that level thereafter. The rate for the HMO plan was expected to gradually decrease from 8 percent to 5 percent in 2007 and remain at that level thereafter.

Note 7—Employee Benefit and Incentive Plans and Other postretirement Benefits (Continued)

For 2001, the Company assumed a 9 percent annual rate of increase in the per capita cost of postretirement medical benefits for the indemnity plan and a 7.5 percent annual rate of increase for the HMO plan. For future periods, the rate for the indemnity plan was expected to gradually decrease from 9 percent to 5 percent in 2007 and will remain at that level thereafter. The rate for the HMO plan was expected to gradually decrease from 7.5 percent to 5 percent in 2007 and remain at that level thereafter.

For 2002, the Company assumed an 10 percent annual rate of increase in the per capita cost of postretirement medical benefits for the indemnity plan and a 12 percent annual rate of increase for the HMO plan. For future periods, the rate for the indemnity plan was expected to gradually decrease from 10 percent to 5 percent in 2008 and will remain at that level thereafter. The rate for the HMO plan was expected to gradually decrease from 12 percent to 5 percent in 2008 and remain at that level thereafter.

The healthcare cost trend rate assumption has a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects.

(Dollars in thousands)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest components	$ 2,150	$ (1,785)
Effect on postretirement benefit obligation	14,789	(12,574)

Executive Supplemental Benefit Plans

The Company has several Executive Supplemental Benefit Plans (ESBP), which provide eligible employees with supplemental retirement benefits. The plans are unfunded. The accrued liability for ESBP's included in other liabilities in the Consolidated Balance Sheets was $28 million at December 31, 2001 and $33 million at December 31, 2002. The Company's expense relating to the ESBP's was $2 million for the year ended December 31, 2000, and $3 million for each of the years ended December 31, 2001 and 2002.

Section 401(k) Savings Plans

The Company has a defined contribution plan authorized under Section 401(k) of the Internal Revenue Code. All benefits-eligible employees are eligible to participate in the plan. Employees may contribute up to 25 percent of their pre-tax covered compensation or up to 10 percent of their after-tax covered compensation through salary deductions. The Company contributes 50 percent of every pre-tax dollar an employee contributes up to the first 6 percent of the employee's pre-tax covered compensation. Employees are fully vested in the employer's contributions immediately. In addition, the Company may make a discretionary annual profit-sharing contribution up to 2.5 percent of an employee's pay. This profit-sharing contribution is for all eligible employees, regardless of whether an employee is participating in the 401(k) plan, and depends on the Company's annual financial performance. All employer contributions are tax deductible by the Company. The Company's combined matching contribution expense was $6 million, $13 million, and $17 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Note 8—Other Noninterest Expense

The detail of other noninterest expense is as follows:

(Dollars in thousands)	Years Ended December 31, 2000	2001	2002
Software	$ 24,037	$ 31,766	$ 42,850
Advertising and public relations	29,125	37,710	37,510
Intangible asset amortization	15,061	16,012	5,485
Other	154,525	157,910	171,168
Total other noninterest expenses	$222,748	$243,398	$257,013

Note 9—Income Taxes

The components of income tax expense were as follows:

(Dollars in thousands)	Years Ended December 31, 2000	2001	2002
Taxes currently payable:			
Federal	$202,427	$172,898	$173,310
State	3,595	326	31,622
Foreign	1,804	1,965	3,996
Total currently payable	207,826	175,189	208,928
Taxes deferred:			
Federal	9,300	49,163	58,586
State	3,998	9,905	(20,807)
Foreign	411	(413)	669
Total deferred	13,709	58,655	38,448
Total income tax expense	$221,535	$233,844	$247,376

Note 9—Income Taxes (Continued)

The components of the net deferred tax balances of the Company were as follows:

(Dollars in thousands)	December 31, 2001	December 31, 2002
Deferred tax assets:		
Allowance for credit losses	$239,110	$231,657
Accrued income and expense	45,224	62,190
Tax credit carryforwards	—	13,590
Other	13,144	6,353
Total deferred tax assets	297,478	313,790
Deferred tax liabilities:		
Leasing	425,169	462,525
Unrealized gain on securities available for sale	51,581	91,335
Pension liabilities	40,813	69,541
Unrealized net gains on cash flow hedges	38,925	64,649
Total deferred tax liabilities	556,488	688,050
Net deferred tax liability	$259,010	$374,260

It is management's opinion that no valuation allowance is necessary because the tax benefits from the Company's deferred tax assets are expected to be utilized in future tax returns.

The following table is an analysis of the effective tax rate:

	Years Ended December 31, 2000	2001	2002
Federal income tax rate	35%	35%	35%
Net tax effects of:			
State income taxes, net of federal income tax benefit	1	1	1
Tax credits	(2)	(2)	(4)
Other	(1)	(1)	—
Effective tax rate	33%	33%	32%

The Company has filed its 2000 and 2001, and intends to file its 2002, California franchise tax returns on a worldwide unitary basis, incorporating the financial results of BTM and its worldwide affiliates.

During 2002, the Company recognized a tax credit adjustment of $9.8 million related to the standardization of our accounting for low-income housing credit (LIHC) investments and a $3.3 million net reduction in income tax expense resulting from a change in California state tax law concerning loan loss reserves.

UnionBanCal Corporation and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2000, 2001, and 2002 (Continued)

Note 10—Borrowed Funds

The following is a summary of the major categories of borrowed funds:

(Dollars in thousands)	December 31, 2001	December 31, 2002
Federal funds purchased and securities sold under repurchase agreements with weighted average interest rates of 1.41% and 0.88% at December 31, 2001 and 2002, respectively	$ 418,814	$ 334,379
Commercial paper, with weighted average interest rates of 1.89% and 1.21% at December 31, 2001 and 2002, respectively	830,657	1,038,982
Other borrowed funds, with weighted average interest rates of 2.96% and 2.25% at December 31, 2001 and 2002, respectively	700,403	267,047
Total borrowed funds	$1,949,874	$1,640,408
Federal funds purchased and securities sold under repurchase agreements:		
Maximum outstanding at any month end	$1,575,938	$ 428,808
Average balance during the year	1,243,933	427,610
Weighted average interest rate during the year	4.19%	1.41%
Commercial paper:		
Maximum outstanding at any month end	$1,572,029	$1,107,578
Average balance during the year	1,287,603	997,543
Weighted average interest rate during the year	4.07%	1.67%
Other borrowed funds:		
Maximum outstanding at any month end	$ 702,511	$ 942,627
Average balance during the year	464,033	469,877
Weighted average interest rate during the year	4.35%	2.15%

Included in other borrowed funds in 2001 and 2002 are assumed mortgage notes related to the purchase of the Company's administrative facility at Monterey Park, California. The notes consist of 20 zero coupon notes with varying maturity dates through 2011. Maturities of these notes for the next five years are as follows: $6.5 million in each of 2003 and 2004, $5.3 million in 2005, $5.0 million in each of 2006 and 2007, and $24.4 million thereafter.

Note 11—Medium and Long-term Debt

The following is a summary of our medium-term senior debt and long-term subordinated debt.

(Dollars in thousands)	December 31, 2001	December 31, 2002
Medium-term debt, fixed rate 5.75% senior notes due December 2006	$199,931	$218,584
Long-term subordinated debt, floating rate notes due June 2007. These notes bear interest at 0.325% above 3-month London Interbank Offered Rate (LIBOR) and are payable to BTM.	199,726	199,776
Total medium and long-term debt	$399,657	$418,360

Note 11—Medium and Long-term Debt (Continued)

On November 30, 2001, the Company issued $200 million of medium-term notes. At December 31, 2002, the weighted average interest rate of the medium-term notes including the impact of the deferred issuance costs was 5.90 percent. The notes do not qualify as Tier 2 risk-based capital under the Federal Reserve guidelines for assessing regulatory capital and are not redeemable prior to the stated maturity. The notes are senior obligations and are ranked equally with all existing or future unsecured senior debt.

The Company has converted its 5.75 percent fixed rate to a floating rate of interest utilizing a $200 million notional interest rate swap, which qualified as a fair value hedge at December 31, 2002. This transaction meets the qualifications for utilizing the shortcut method for measuring effectiveness under SFAS No. 133. The market value adjustment to the medium-term debt was an unrealized loss of $19 million, and the fair value of the hedge was an unrealized gain of $19 million. The weighted average interest rate, including the impact of the hedge and deferred issuance costs was 2.49 percent.

The long-term subordinated debt qualifies as Tier 2 risk-based capital under the Federal Reserve guidelines for assessing regulatory capital. For the total risk-based capital ratio, the amount of notes that qualify as capital is reduced as the notes approach maturity. At December 31, 2001 and 2002, the $200 million of notes qualified as risk-based capital. The weighted average interest rate of the notes as of December 31, 2002 was 2.19 percent.

Provisions of the subordinated notes restrict the use of the Company's property as security for borrowings, and place limitations on leases, indebtedness, distributions to shareholders, mergers, sales of certain assets, transactions with affiliates, and changes in majority stock ownership of the Company.

Note 12—Unionbancal Corporation—Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Grantor Trust

In February 1999, UnionBanCal Finance Trust I issued $350 million preferred securities to the public and $10,824,750 common securities to the Company. The proceeds of such issuances were invested by UnionBanCal Finance Trust I in $360,824,750 aggregate principal amount of the Company's 7⅜ percent debt securities due May 15, 2029 (the Trust Notes). The Trust Notes represent the sole asset of UnionBanCal Finance Trust I. The Trust Notes mature on May 15, 2029, bear interest at the rate of 7⅜ percent, payable quarterly, and are redeemable by the Company beginning on or after February 19, 2004, at 100 percent of the principal amount thereof, plus any accrued and unpaid interest to the redemption date.

Holders of the preferred securities and common securities are entitled to cumulative cash distributions at an annual rate of 7⅜ percent of the liquidation amount of $25 per security. The preferred securities are subject to mandatory redemption upon repayment of the Trust Notes and are callable by the Company at 100 percent of the liquidation amount beginning on or after February 19, 2004. The Trust exists for the sole purpose of issuing the preferred securities and investing the proceeds in the Trust Notes issued by the Company.

The Company has guaranteed, on a subordinated basis, distributions and other payments due on the preferred securities (the Guarantee). The Guarantee, when taken together with the Company's obligations under the Trust Notes and in the indenture pursuant to which the Trust Notes were issued and the Company's obligations under the Amended and Restated Declaration of Trust governing the subsidiary trust, provide a full and unconditional guarantee of amounts due on the Trust Preferred securities.

The Company has converted a portion of its 7⅜ percent fixed rate to a floating rate of interest by utilizing a $200 million notional interest rate swap, which qualified as a fair value hedge at December 31, 2002. The

Note 12—Unionbancal Corporation—Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Grantor Trust (Continued)

market value adjustment to the preferred securities was an unrealized loss of $15.7 million while the fair value of the hedge was an unrealized gain of $14.0 million. The weighted average interest rate, including the impact of the hedge and deferred issuance costs, was 4.44 percent for the year ended December 31, 2002.

The grantor trust is a wholly owned subsidiary of UnionBanCal Corporation. The Trust Notes and related trust investment in the Trust Notes have been eliminated in consolidation and the preferred securities are reflected as a liability in the accompanying consolidated financial statements.

Note 13—Dividend Reinvestment and Stock Purchase Plan

The Company has a dividend reinvestment and stock purchase plan for shareholders. Participating shareholders have the option of purchasing additional shares at the full market price with cash payments of $25 to $3,000 per quarter. The Company obtains shares required for reinvestment through open market purchases or through the issuance of new shares from its authorized but unissued stock. During 2000, 2001, and 2002, 449,064, 383,765, and 367,713 shares, respectively, were required for dividend reinvestment purposes, of which 24,666, 20,402, and 19,881 shares were considered new issuances during 2000, 2001, and 2002, respectively. BTM did not participate in the plan in 2000, 2001 or 2002.

Note 14—Management Stock Plan

The Company has two management stock plans. The Year 2000 UnionBanCal Corporation Stock Plan, effective January 1, 2000 (the 2000 Stock Plan), and the UnionBanCal Corporation Management Stock Plan, restated effective June 1, 1997 (the 1997 Stock Plan), have 16.0 million and 6.6 million shares, respectively, of the Company's common stock authorized to be awarded to key employees and outside directors of the Company at the discretion of the Executive Compensation and Benefits Committee of the Board of Directors (the Committee). Employees on rotational assignment from BTM are not eligible for stock awards.

The Committee determines the term of each stock option grant, up to a maximum of ten years from the date of grant. The exercise price of the options issued under the Stock Plan shall not be less than the fair market value on the date the option is granted. Unvested restricted stock issued under the Stock Plan is shown as a reduction to retained earnings. The value of the restricted shares at the date of grant is amortized to compensation expense over its vesting period. All cancelled or forfeited options and restricted stock become available for future grants.

In 2000, 2001 and 2002, the Company granted options to non-employee directors and various key employees, including policy-making officers under the 1997 and 2000 Stock Plans. Under both Stock Plans, options granted to employees vest pro-rata on each anniversary of the grant date and become fully exercisable three years from the grant date, provided that the employee has completed the specified continuous service requirement. The options vest earlier if the employee dies, is permanently disabled, or retires under certain grant, age, and service conditions. Options granted to non-employee directors are fully vested on the grant date and exercisable 33⅓ percent on each anniversary under the 1997 Stock Plan, and fully vested and exercisable on the grant date under the 2000 Stock Plan. The following is a summary of stock option transactions under the Stock Plans.

Note 14—Management Stock Plan (Continued)

	Years Ended December 31,					
	2000		2001		2002	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Options outstanding, beginning of year	3,281,273	$28.46	5,191,899	$28.47	7,939,271	$29.79
Granted	2,126,506	27.99	3,448,242	30.03	2,911,652	43.49
Exercised	(98,004)	13.18	(557,597)	19.02	(2,187,170)	28.57
Forfeited	(117,876)	32.04	(143,273)	29.91	(148,284)	34.05
Options outstanding, end of year	5,191,899	$28.47	7,939,271	$29.79	8,515,469	$34.71
Options exercisable, end of year	2,135,228	$25.90	3,009,555	$29.53	3,031,478	$31.08

The weighted-average fair value of options granted was $10.21 during 2000, $10.38 during 2001, and $16.67 during 2002.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants made in 2000, 2001 and 2002; risk-free interest rates of 6.4 percent in 2000, 4.9 percent in 2001, and 4.9 percent in 2002; expected volatility of 44 percent in 2000, 45 percent in 2001, and 46 percent in 2002; expected lives of 5 years for 2000, 2001, and 2002; and expected dividend yields of 3.5 percent in 2000, 3.4 percent in 2001, and 2.3 percent in 2002.

The following table summarizes information about stock options outstanding.

	Options Outstanding at December 31, 2002			Options Exercisable at December 31, 2002	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$11.25 - 11.25	33,000	2.3 years	$11.25	33,000	$11.25
18.29 - 25.00	314,392	4.5	22.23	275,285	22.07
27.56 - 38.04	5,290,575	7.1	30.81	2,648,693	31.84
42.69 - 48.51	2,877,502	9.2	43.53	74,500	45.91
	8,515,469			3,031,478	

In 2000, 2001, and 2002, the Company also granted 13,500, 6,000 and 6,000 shares, respectively, of restricted stock to key officers, including policy-making officers, under the Stock Plan. The awards of restricted stock vest pro-rata on each anniversary of the grant date and become fully vested four years from the grant date, provided that the employee has completed the specified continuous service requirement. They vest earlier if the employee dies, is permanently and totally disabled, or retires under certain grant, age, and service conditions. Restricted shareholders have the right to vote their restricted shares and receive dividends.

Note 14—Management Stock Plan (Continued)

The following is a summary of restricted stock transactions under the Stock Plan.

	Years Ended December 31,					
	2000		2001		2002	
	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value	Number of Shares	Weighted-Average Grant Date Fair Value
Restricted stock awards outstanding, beginning of year	1,496,106	$14.05	1,506,162	$14.11	1,511,526	$14.19
Granted	13,500	25.00	6,000	37.10	6,000	45.00
Cancelled	(3,444)	31.66	(636)	37.47	(459)	32.61
Restricted stock awards outstanding, end of year	1,506,162	$14.11	1,511,526	$14.19	1,517,067	$14.31
Restricted stock awards vested, end of year	1,408,696	$13.00	1,469,354	$13.66	1,503,305	$14.09

At December 31, 2000, 2001 and 2002, 8,969,424, 5,659,091 and 2,890,182 shares, respectively, were available for future grants as either stock options or restricted stock under the Stock Plan. The number of shares available for future grants at December 31, 2002 does not include six million shares authorized, but not registered, during 2002.

Effective January 1, 1997, the Company established a Performance Share Plan. Eligible participants may earn performance share awards to be redeemed in cash three years after the date of grant. Performance shares are linked to shareholder value in two ways: (1) the market price of the Company's common stock; and (2) return on equity, a performance measure closely linked to value creation. Eligible participants generally receive grants of performance shares annually. The total number of performance shares granted under the plan cannot exceed 600,000. The Company granted 31,500 shares in 2000, 68,000 shares in 2001, and 61,500 shares in 2002. No performance shares were forfeited in 2000 or 2002. In 2001, 9,000 performance shares were forfeited. The value of a performance share is equal to the market price of the Company's common stock. All cancelled or forfeited performance shares become available for future grants.

Note 15—Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. All of the fair values presented below are as of their respective period ends and have been made under this definition of fair value unless otherwise disclosed.

It is management's belief that the fair values presented below are reasonable based on the valuation techniques and data available to the Company as of December 31, 2001 and 2002, as more fully described below. It should be noted that the operations of the Company are managed on a going concern basis and not on a liquidation basis. As a result, the ultimate value realized for the financial instruments presented could be substantially different when actually recognized over time through the normal course of operations.

Note 15—Fair Value of Financial Instruments (Continued)

Additionally, a substantial portion of an institution's inherent value is its capitalization and franchise value. Neither of these components has been given consideration in the presentation of fair values that follow.

The table below presents the carrying value and fair value of the specified assets, liabilities, and off-balance sheet instruments held by the Company.

	December 31,			
	2001		2002	
(Dollars in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets				
Cash and cash equivalents	$ 3,664,954	$ 3,664,954	$ 4,442,122	$ 4,442,122
Trading account assets	229,697	229,697	276,021	276,021
Securities available for sale:				
Securities pledged as collateral	137,922	137,922	157,823	157,823
Held in portfolio	5,661,160	5,661,160	7,180,677	7,180,677
Loans, net of allowance for credit losses [(1)]	23,392,279	23,774,330	25,044,665	25,007,245
Liabilities				
Deposits:				
Noninterest bearing	12,718,858	12,718,858	16,121,742	16,121,742
Interest bearing	15,837,341	15,869,729	16,719,073	16,800,871
Total deposits	28,556,199	28,588,587	32,840,815	32,922,613
Borrowed funds	1,949,874	1,967,333	1,640,408	1,639,100
Medium and long-term debt	399,657	398,051	418,360	415,333
UnionBanCal Corporation-obligated mandatorily redeemable preferred securities of subsidiary grantor trust	363,928	348,600	365,696	354,060
Off-Balance Sheet Instruments				
Commitments to extend credit	50,813	50,813	55,760	55,760
Standby letters of credit	8,239	8,239	10,552	10,552

(1) Excludes lease financing, net of allowance.

The following methods and assumptions were used to estimate fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and cash equivalents: The book value of cash and cash equivalents is considered a reasonable estimate of fair value.

Trading account assets: Trading account assets are short term in nature and valued at market based on quoted market prices or dealer quotes. If a quoted market price is not available, the recorded amounts are estimated using quoted market prices for similar securities. Thus, carrying value is considered a reasonable estimate of fair value for these financial instruments.

Note 15—Fair Value of Financial Instruments (Continued)

Securities: The fair value of securities is based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Securities available for sale are carried at their aggregate fair value, while securities held to maturity are carried at amortized cost.

Loans: The fair value for performing fixed and non-reference rate loans was estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for similar remaining maturities and, where available, discount rates were based on current market rates.

Loans that are on nonaccrual status were not included in the loan valuation methods discussed previously. The fair value of these assets was estimated assuming these loans were sold at their carrying value less their impairment allowance.

The fair value of performing mortgage loans was based on quoted market prices for loans with similar credit and interest rate risk characteristics.

The fair value of credit lines is assumed to approximate their book value.

Noninterest bearing deposits: The fair value of noninterest bearing deposits is the amount payable on demand at the reporting date. The fair value of the demand deposit intangible has not been estimated.

Interest bearing deposits: The fair value of savings accounts and certain money market accounts is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit was estimated using rates currently being offered on certificates with similar maturities.

Borrowed funds: The book values of federal funds purchased and securities sold under repurchase agreements and other short-term borrowed funds are assumed to approximate their fair value due to their limited duration characteristics. The fair value for commercial paper and term federal funds purchased was estimated using market quotes.

Medium and long-term debt: The fair value of the fixed-rate senior notes was estimated using market quotes. The book value for variable-rate subordinated capital notes is assumed to approximate fair market value.

Trust preferred securities: The fair value of fixed-rate trust preferred securities was based upon market quotes for those traded securities. This amount differs from the fair value of those securities under hedge accounting since a hypothetical value based on the present value of cash flows has been used for that purpose. It should be noted that the trust preferred securities are not callable until February 2004 and, therefore, cannot be settled for that price at this time.

Off-balance sheet instruments: The carrying value of off-balance sheet instruments represents the unamortized fee income assessed based on the credit quality and other covenants imposed on the borrower. Since the amount assessed represents the market rate that would be charged for similar agreements, the Company believes that the fair value approximates the carrying value of these instruments.

Note 16—Derivative Instruments

The Company is a party to certain derivative and other financial instruments that are used for trading activities of the Company, to meet the needs of customers, and to change the impact on the Company's operating results due to market fluctuations in currency or interest rates.

Credit risk is defined as the possibility that a loss may occur from the failure of another party to perform in accordance with the terms of the contract, which exceeds the value of the existing collateral, if any. The Company utilizes master netting agreements in order to reduce its exposure to credit risk. Master netting agreements mitigate credit risk by permitting the offset of amounts due from and to individual counterparties in the event of default. Market risk is the possibility that future changes in market conditions may make the financial instrument less valuable.

Trading Activities in Derivative Instruments

Derivative instruments used for trading purposes are carried at fair value. The following table reflects the Company's positions relating to trading activities in derivative instruments. Trading activities include both activities for the Company's own account and as an accommodation for customers. At December 31, 2001 and 2002, the majority of the Company's derivative transactions for customers were essentially offset by contracts with other counterparties.

Note 16—Derivative Instruments (Continued)

The following is a summary of derivative instruments held or written for trading purposes and customer accommodations.

	December 31,					
	2001			2002		
(Dollars in thousands)	Unrealized Gains	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Unrealized Losses	Estimated Fair Value
Held or Written for Trading Purposes and Customer Accommodations						
Foreign exchange forward contracts:						
Commitments to purchase	$ 2,521	$ (28,955)	$ (26,434)	$ 36,508	$ (2,182)	$ 34,326
Commitments to sell	33,476	(2,071)	31,405	1,655	(37,221)	(35,566)
Foreign exchange OTC options:						
Options purchased	—	(224)	(224)	—	(863)	(863)
Options written	224	—	224	863	—	863
Currency swap agreements:						
Commitments to pay	5,311	—	5,311	1,581	—	1,581
Commitments to receive	—	(5,257)	(5,257)	—	(1,548)	(1,548)
Interest rate contracts:						
Caps purchased	4,567	—	4,567	5,514	—	5,514
Floors purchased	20,027	—	20,027	4,459	—	4,459
Caps written	—	(4,567)	(4,567)	—	(5,514)	(5,514)
Floors written	—	(20,027)	(20,027)	—	(4,459)	(4,459)
Swap contracts:						
Pay fixed/receive variable	4,843	(91,054)	(86,211)	—	(118,181)	(118,181)
Pay variable/receive fixed	96,764	(4,084)	92,680	126,058	—	126,058
	167,733			176,638		
Effect of master netting agreements	(48,762)			(92,803)		
Total credit exposure	$118,971			$ 83,835		

Derivative Instruments and Other Financial Instruments Used for Hedging

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. All derivatives, whether designated as a hedge, or not, are required to be recorded on the balance sheet at fair value. SFAS No. 133 requires that derivative instruments used to hedge be identified specifically to assets, liabilities, firm commitments or anticipated transactions and be expected to be effective throughout the life of the hedge. Derivative instruments that do not qualify as either a fair value or cash flow hedge are valued at fair value and classified as trading account assets with the resultant gain or loss recognized in current earnings. At adoption of SFAS No. 133, the Company recognized a loss of $6 million ($4 million, net of tax), which is included in noninterest

Note 16—Derivative Instruments (Continued)

expense. Additionally, the adoption of SFAS No. 133 resulted in a cumulative effect of a change in accounting principle on accumulated other comprehensive income, net of tax, of $22 million in unrealized gain.

Derivative positions are integral components of the Company's designated asset and liability management activities. The Company uses interest rate derivatives to manage the sensitivity of the Company's net interest income to changes in interest rates. These instruments are used to manage interest rate risk relating to specified groups of assets and liabilities, primarily LIBOR-based commercial loans, certificates of deposit, trust preferred securities and medium-term notes.

Cash Flow Hedges

Hedging Strategies for Variable Rate Loans and Certificates of Deposit

The Company engages in several types of cash flow hedging strategies for which the hedged transactions are forecasted future loan interest payments, and the hedged risk is the variability in those payments due to changes in the designated benchmark rate, e.g., US dollar LIBOR. In these strategies, the hedging instruments are matched with groups of variable rate loans such that the tenor of the variable rate loans and that of the hedging instrument is identical. Cash flow hedging strategies include the utilization of purchased floor, cap, corridor options and interest rate swaps. The maximum length of time over which the Company is hedging these exposures is 6.75 years.

The Company uses purchased interest rate floors to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Payments received under the floor contract offset the decline in loan interest income caused by the relevant LIBOR index falling below the floor's strike rate.

The Company uses interest rate floor corridors to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Net payments to be received under the floor corridor contracts offset the decline in loan interest income caused by the relevant LIBOR index falling below the corridor's upper strike rate, but only to the extent the index falls to the lower strike rate. The corridor will not provide protection from declines in the relevant LIBOR index to the extent it falls below the corridor's lower strike rate.

The Company uses interest rate collars to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Net payments to be received under the collar contracts offset the decline in loan interest income caused by the relevant LIBOR index falling below the collar's strike rate while net payments to be paid will reduce the increase in loan interest income caused by the LIBOR index rising above the collar's cap strike rate.

The Company uses interest rate swaps to hedge the variable cash flows associated with 1-month LIBOR or 3-month LIBOR indexed loans. Payments to be received (or paid) under the swap contracts will offset the fluctuations in loan interest income caused by changes in the relevant LIBOR index. As such, these instruments hedge all fluctuations in the loans' interest income caused by changes in the relevant LIBOR index.

The Company uses purchased interest rate caps to hedge the variable interest cash flows associated with the forecasted issuance and rollover of short-term, fixed rate negotiable certificates of deposit (CDs). In these hedging relationships, the Company hedges the LIBOR component of the CD rates, which is either 3-month LIBOR or 6-month LIBOR, based on the CD's original term to maturity, which reflects their repricing frequency. Net payments to be received under the cap contract offset the increase in interest expense caused by the relevant LIBOR index rising above the cap's strike rate.

Note 16—Derivative Instruments (Continued)

Hedging transactions are structured at inception so that the notional amounts of the hedge are matched with an equal principal amount of loans or CDs, the index and repricing frequencies of the hedge matches those of the loans or CDs, and the period in which the designated hedged cash flows occurs is equal to the term of the hedge. As such, most of the ineffectiveness in the hedging relationship results from the mismatch between the timing of reset dates on the hedge versus those of the loans or CDs. In 2002, the Company recognized a net gain of $0.4 million due to ineffectiveness, which is recognized in noninterest expense, compared to a net gain of $0.5 million in 2001.

For cash flow hedges, based upon amounts included in accumulated other comprehensive income at December 31, 2002, the Company expects to recognize a gross increase of $126.2 million in net interest income during 2003. This amount could differ from amounts actually realized due to changes in interest rates and the addition of other hedges subsequent to December 31, 2002.

Fair Value Hedges

Hedging Strategy for UnionBanCal Corporation—Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Grantor Trust (Trust Preferred Securities)

The Company engages in an interest rate hedging strategy in which an interest rate swap is associated with a specific interest bearing liability, UnionBanCal Corporation's Trust Preferred Securities, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, US dollar LIBOR.

Fair value hedging transactions are structured at inception so that the notional amounts of the swap match an associated principal amount of the Trust Preferred Securities. The interest payment dates, the expiration date, and the embedded call option of the swap match those of the Trust Preferred Securities. The ineffectiveness on the fair value hedges during 2002 was a net gain of $0.6 million, compared to a net loss of $0.1 million in 2001.

Hedging Strategy for Medium-Term Notes

The Company engages in an interest rate hedging strategy in which an interest rate swap is associated with a specified interest bearing liability, UnionBanCal Corporation's five-year, medium-term debt issuance, in order to convert the liability from a fixed rate to a floating rate instrument. This strategy mitigates the changes in fair value of the hedged liability caused by changes in the designated benchmark interest rate, US dollar LIBOR.

The fair value hedging transaction for the medium-term notes was structured at inception to mirror all of the provisions of the medium-term notes, which allows the Company to assume that no ineffectiveness exists.

Other

The Company uses foreign currency forward contracts as a means of managing foreign exchange rate risk associated with assets and/or liabilities denominated in foreign currencies. The Company values the forward contracts, the assets and/or the liabilities at fair value, with the resultant gain or loss recognized in noninterest income.

UnionBanCal Corporation and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2000, 2001, and 2002 (Continued)

Note 16—Derivative Instruments (Continued)

The Company uses To-Be-Announced (TBA) contracts to fix the price and yield of anticipated purchases or sales of mortgage-backed securities that will be delivered at an agreed upon date. This strategy hedges the risk of variability in the cash flows to be paid or received upon settlement of the TBA contract.

The following table reflects summary information on our derivative contracts used to hedge or modify the Company's risk as of December 31, 2001 and 2002.

	December 31, 2001			December 31, 2002		
	Unrealized Gains	Unrealized Losses	Estimated Fair Value	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Held for Asset and Liability Management Purposes						
Fair Value Hedges and Hedged Items:						
Interest rate swap contracts:						
Pay variable/receive fixed	$ 11,632	$ —	$ 11,632	$ 14,041	$ —	$ 14,041
Trust preferred securities	—	(13,928)	(13,928)	—	(15,697)	(15,697)
Medium-term debt interest rate swap	—	—	—	18,639	—	18,639
Medium-term note	—	—	—	—	(18,639)	(18,639)
Currency swap agreements:						
Commitments to pay	2,179	—	2,179	508	—	508
Foreign currency loan	—	(2,184)	(2,184)	—	(507)	(507)
Cash Flow Hedges:						
Interest rate option contracts:						
Caps purchased	3,904	—	3,904	89	—	89
Floors purchased	59,296	—	59,296	—	(443)	(443)
Floors written	—	(14,987)	(14,987)	36,369	—	36,369
Interest rate swap contracts:						
Pay variable/receive fixed	62,210	(5,350)	56,860	133,915	—	133,915
Other Hedges:						
Foreign exchange forward contracts						
Commitments to purchase	195	(1,728)	(1,533)	2,862	(11)	2,851
Commitments to sell	126	(84)	42	6	(173)	(167)

Note 17—Restrictions on Cash and Due From Banks, Securities, Loans and Dividends

Federal Reserve Board regulations require the Bank to maintain reserve balances based on the types and amounts of deposits received. Average reserve balances were approximately $240 million and $195 million for the years ended December 31, 2001 and 2002, respectively.

As of December 31, 2001 and 2002, securities carried at $1.5 billion and $2.2 billion and loans of $6.5 billion and $6.4 billion, respectively, were pledged as collateral for borrowings, to secure public and trust department deposits, and for repurchase agreements as required by contract or law.

The Federal Reserve Act restricts the extension of credit by the Bank to BTM and affiliates and to the Company and its non-bank subsidiaries and requires that such loans be secured by certain types of collateral. At December 31, 2002, $89.9 million remained outstanding on twelve Bankers Commercial Corporation notes payable to the Bank. The respective notes were fully collateralized with equipment leases pledged by Bankers Commercial Corporation.

Note 17—Restrictions on Cash and Due From Banks, Securities, Loans and Dividends (Continued)

The payment of dividends by the Bank to the Company is subject to the approval of the Office of the Comptroller of the Currency (OCC) if the total of all dividends declared in any calendar year exceeds certain calculated amounts. The payment of dividends is also limited by minimum capital requirements imposed on national banks by the OCC. At December 31, 2002, the Bank could have declared dividends aggregating $603 million without prior regulatory approval.

Note 18—Regulatory Capital Requirements

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's Consolidated Financial Statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and the Bank's prompt corrective action classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to Bank Holding Companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to quarterly average assets (as defined). Management believes, as of December 31, 2001 and 2002, that the Company and the Bank met all capital adequacy requirements to which they are subject.

On February 19, 1999, the Company issued $350 million of trust preferred securities, which qualify as Tier 1 capital. See Note 12 for a complete description of these securities.

As of December 31, 2001 and 2002, the most recent notification from the OCC categorized the Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well-capitalized," the Bank must maintain a minimum total risk-based capital ratio of 10 percent, a Tier 1 risk-based capital ratio of 6 percent, and a Tier 1 leverage ratio of 5 percent. There are no conditions or events since that notification that management believes have changed the Bank's category.

Note 18—Regulatory Capital Requirements (Continued)

The Company's and the Bank's capital amounts and ratios are presented in the following tables:

	Actual		For Capital Adequacy Purposes	
(Dollars in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**
Capital Ratios for the Company:				
As of December 31, 2001:				
Total capital (to risk-weighted assets)	$4,260,043	13.35%	≥$2,552,515	≥8.0%
Tier 1 capital (to risk-weighted assets)	3,661,231	11.47	≥ 1,276,258	≥4.0
Tier 1 capital (to quarterly average assets)[1]	3,661,231	10.53	≥ 1,390,408	≥4.0
As of December 31, 2002:				
Total capital (to risk-weighted assets)	$4,241,095	12.93%	≥$2,624,915	≥8.0%
Tier 1 capital (to risk-weighted assets)	3,667,237	11.18	≥ 1,312,458	≥4.0
Tier 1 capital (to quarterly average assets)[1]	3,667,237	9.75	≥ 1,503,800	≥4.0

[1] Excludes certain intangible assets.

	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Capital Ratios for the Bank:						
As of December 31, 2001:						
Total capital (to risk-weighted assets)	$3,810,736	12.19%	≥$2,501,701	≥8.0%	≥$3,127,127	≥10.0%
Tier 1 capital (to risk-weighted assets)	3,323,096	10.63	≥ 1,250,851	≥4.0	≥ 1,876,276	≥ 6.0
Tier 1 capital (to quarterly average assets)[1]	3,323,096	9.69	≥ 1,371,305	≥4.0	≥ 1,714,131	≥ 5.0
As of December 31, 2002:						
Total capital (to risk-weighted assets)	$3,818,782	11.87%	≥$2,572,884	≥8.0%	≥$3,216,105	≥10.0%
Tier 1 capital (to risk-weighted assets)	3,334,720	10.37	≥ 1,286,442	≥4.0	≥ 1,929,663	≥ 6.0
Tier 1 capital (to quarterly average assets)[1]	3,334,720	9.01	≥ 1,480,773	≥4.0	≥ 1,850,966	≥ 5.0

[1] Excludes certain intangible assets.

Note 19—Earnings Per Share

Basic EPS is computed by dividing net income after preferred dividends by the weighted average number of common shares outstanding during the period. For all periods presented, there were no dividends on preferred stock. Diluted EPS is computed based on the weighted average number of common shares outstanding

Note 19—Earnings Per Share (Continued)

adjusted for common stock equivalents, which include stock options. The following table presents a reconciliation of basic and diluted EPS for the years ended December 31, 2000, 2001 and 2002:

	December 31,					
	2000		2001		2002	
(Amounts in thousands, except per share data)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$439,900	$439,900	$481,428	$481,428	$527,903	$527,903
Weighted average common shares outstanding	161,605	161,605	157,845	157,845	154,758	154,758
Additional shares due to:						
Assumed conversion of dilutive stock options	—	384	—	778	—	1,657
Adjusted weighted average common shares outstanding	161,605	161,989	157,845	158,623	154,758	156,415
Net income per share	$ 2.72	$ 2.72	$ 3.05	$ 3.04	$ 3.41	$ 3.38

Options to purchase 4,040,244 shares of common stock with the range from $27.56 to $44.56 per share were outstanding but not included in the computation of diluted EPS in 2000. Options to purchase 2,234,080 shares of common stock with the range from $32.63 to $44.56 per share were outstanding but not included in the computation of diluted EPS in 2001. Options to purchase 2,869,052 shares of common stock with the range from $43.25 to $48.51 per share were outstanding but not included in the computation of diluted EPS in 2002.These options to purchase shares were not included in the computation of diluted EPS in each of the years 2000, 2001, and 2002 because they were anti-dilutive.

Note 20—Accumulated Other Comprehensive Income (Loss)

The following is a summary of the components of accumulated other comprehensive income (loss):

	Net Unrealized Gains on Cash Flow Hedges			Net Unrealized Gains (Losses) on Securities Available for Sale			Foreign Currency Translation		
	Years Ended December 31,			Years Ended December 31,			Years Ended December 31,		
(Dollars in thousands)	2000	2001	2002	2000	2001	2002	2000	2001	2002
Beginning balance	$ —	$ —	$ 62,840	$(32,548)	$41,879	$ 83,271	$ (8,713)	$(11,191)	$(12,205)
Cumulative effect of accounting change, net of tax	—	22,205	—	—	—	—	—	—	—
Change during the year	—	40,635	41,528	74,427	41,392	64,179	(2,478)	(1,014)	1,556
Ending balance	$ —	$62,840	$104,368	$ 41,879	$83,271	$147,450	$(11,191)	$(12,205)	$(10,649)

	Minimum Pension Liability Adjustment			Accumulated Other Comprehensive Income (Loss)		
	Years Ended December 31,			Years Ended December 31,		
(Dollars in thousands)	2000	2001	2002	2000	2001	2002
Beginning balance	$(689)	$(803)	$ (973)	$(41,950)	$ 29,885	$132,933
Cumulative effect of accounting change, net of tax	—	—	—	—	22,205	—
Change during the year	(114)	(170)	(102)	71,835	80,843	107,161
Ending balance	$(803)	$(973)	$(1,075)	$ 29,885	$132,933	$240,094

Note 21—Commitments, Contingencies and Guarantees

The following table summarizes our significant commitments:

	December 31,	
(Dollars in thousands)	2001	2002
Commitments to extend credit	$13,038,761	$12,872,063
Standby letters of credit	2,410,535	2,483,871
Commercial letters of credit	271,083	279,653
Commitments to fund principal investments	54,598	58,556

Commitments to extend credit are legally binding agreements to lend to a customer provided there are no violations of any condition established in the contract. Commitments have fixed expiration dates or other termination clauses and may require maintenance of compensatory balances. Since many of the commitments to extend credit may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash-flow requirements.

Standby and commercial letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. Standby letters of credit generally are contingent upon the failure of the customer to perform according to the terms of the underlying contract with the third party, while commercial letters of credit are issued specifically to facilitate foreign or domestic trade transaction. The majority of these types of commitments have terms of one year or less.

Note 21—Commitments, Contingencies and Guarantees (Continued)

The credit risk involved in issuing loan commitments and standby and commercial letters of credit is essentially the same as that involved in extending loans to customers and is represented by the contractual amount of these instruments. Collateral may be obtained based on management's credit assessment of the customer.

Principal investments include direct investments in private and public companies and indirect investments in private equity funds. The Company issues commitments to provide equity and mezzanine capital financing to private and public companies through either direct investments in specific companies or through investment funds and partnerships. The timing of future cash requirements to fund such commitments is generally dependent on the investment cycle. This cycle, the period over which privately-held companies are funded by private equity investors and ultimately sold, merged, or taken public through an initial offering, can vary based on overall market conditions as well as the nature and type of industry in which the companies operate.

The Company has contingent consideration agreements that guarantee additional payments to acquired insurance agencies' shareholders based on the agencies future performance in excess of established revenue and/or earnings before interest, taxes, depreciation and amortization (EBITDA) thresholds. If the insurance agencies' future performance exceeds these thresholds during a three-year period, the Company will be liable to make payments to former shareholders. As of December 31, 2002, the Company has a maximum exposure of $14.7 million for these agreements, which expire December 2005.

The Company is fund manager for limited liability corporations issuing low-income housing investments. Low-income housing investments provide tax benefits to investors in the form of tax deductions from operating losses and tax credits. To facilitate the sale of these investments, the Company guarantees the timely completion of projects and delivery of tax benefits throughout the investment term. Guarantees may include a minimum rate of return, the availability of tax credits, and operating deficit thresholds over a ten-year average period. Additionally, the Company receives project completion and tax credit guarantees from the limited liability corporations issuing the investments that reduce the Company's ultimate exposure to loss. As of December 31, 2002, the Company's maximum exposure to loss under these guarantees is limited to a return of investor's capital and minimum investment yield, or $77 million. The Company maintains a reserve of $2.6 million for these guarantees.

The Company has rental commitments under long-term operating lease agreements. For detail of these commitments see Note 5.

The Company conducts securities lending transactions for institutional customers as a fully disclosed agent, and, at times, indemnifies its customers against counterparty default. All lending transactions are collateralized, primarily by cash. The amount of securities lent with indemnification was $1,513 million and $1,521 million at December 31, 2001 and 2002, respectively. The market value of the associated collateral was $1,552 million and $1,558 million at December 31, 2001 and 2002, respectively.

The Company is subject to various pending and threatened legal actions that arise in the normal course of business. The Company maintains reserves for losses from legal actions that are both probable and estimable. In the opinion of management, the disposition of claims currently pending will not have a material adverse effect on the Company's financial position or results of operations.

Note 22—Transactions With Affiliates

The Company had, and expects to have in the future, banking transactions and other transactions in the ordinary course of business with BTM and with its affiliates. During 2000, 2001 and 2002, such transactions included, but were not limited to, origination, participation, servicing and remarketing of loans and leases, purchase and sale of acceptances, interest rate derivatives and foreign exchange transactions, funds transfers, custodianships, electronic data processing, investment advice and management, deposits and credit examination, and trust services. In the opinion of management, such transactions were made at prevailing rates, terms, and conditions and do not involve more than the normal risk of collectibility or present other unfavorable features. In addition, some compensation for services rendered to the Company is paid to the expatriate officers from BTM, and reimbursed by the Company to BTM under a service agreement.

The Company has guarantees that obligate it to perform if its affiliates are unable to discharge their obligations. These obligations include guarantee of trust preferred securities (see Note 12), commercial paper obligations and leveraged lease transactions. Guarantees issued by the Bank for an affiliate's commercial paper program are done in order to facilitate their sale. As of December 31, 2002, the Bank had a maximum exposure to loss under these guarantees of $1.0 billion, which have an average term of less than one year. The Bank's guarantee is fully collateralized by a pledged deposit. UnionBanCal Corporation guarantees its subsidiaries leveraged lease transactions, which have terms ranging from 15 to 30 years. Following the original funding of the leveraged lease transactions, UnionBanCal Corporation has no material obligation to be satisfied. As of December 31, 2002, UnionBanCal Corporation had a maximum exposure to loss of $33.0 million for these agreements.

Note 23—Business Segments

The Company is organized based on the products and services that it offers and operates in four principal areas:

- The Community Banking and Investment Services Group offers a range of banking services, primarily to individuals and small businesses, delivered generally through a tri-state network of branches and ATM's. These services include commercial loans, mortgages, home equity lines of credit, consumer loans, deposit services and cash management as well as fiduciary, private banking, investment and asset management services for individuals and institutions, and risk management and insurance products for businesses and individuals.
- The Commercial Financial Services Group provides credit and cash management services to large corporate and middle-market companies. Services include commercial and project loans, real estate financing, asset-based financing, trade finance and letters of credit, lease financing, customized cash management services and selected capital markets products.
- The International Banking Group provides correspondent banking and trade-finance products and services to financial institutions, and extends primarily short-term credit to corporations engaged in international business. The group's revenue predominately relates to foreign customers.
- The Global Markets Group manages the Company's wholesale funding needs, securities portfolio, and interest rate and liquidity risks. The group also offers a broad range of risk management and trading products to institutional and business clients of the Company through the businesses described above.

Note 23—Business Segments (Continued)

The information, set forth in the table on the following page, reflects selected income statement and balance sheet items by business unit. The information presented does not necessarily represent the business units' financial condition and results of operations were they independent entities. Unlike financial accounting, there is no authoritative body of guidance for management accounting equivalent to US GAAP. Consequently, reported results are not necessarily comparable with those presented by other companies. Included in the tables are the amounts of goodwill for each reporting unit as of December 31, 2002. Prior to January 1, 2002, most of the goodwill was reflected at the corporate level in "Other."

The information in this table is derived from the internal management reporting system used by management to measure the performance of the business segments and the Company overall. The management reporting system assigns balance sheet and income statement items to each business segment based on internal management accounting policies. Net interest income is determined by the Company's internal funds transfer pricing system, which assigns a cost of funds or a credit for funds to assets or liabilities based on their type, maturity or repricing characteristics. Noninterest income and expense directly attributable to a business segment are assigned to that business. Certain indirect costs, such as operations and technology expense, are allocated to the segments based on studies of billable unit costs for product or data processing. Other indirect costs, such as corporate overhead, are allocated to the business segments based on a predetermined percentage of usage. Under the Company's risk-adjusted return on capital (RAROC) methodology, credit expense is charged to business segments based upon expected losses arising from credit risk. In addition, the attribution of economic capital is related to unexpected losses arising from credit, market and operational risks.

"Other" is comprised of goodwill amortization for periods prior to January 1, 2002, certain parent company non-bank subsidiaries, the elimination of the fully taxable-equivalent basis amount, the amount of the provision for credit losses (over)/under the RAROC expected loss for the period, the earnings associated with the unallocated equity capital and allowance for credit losses, and the residual costs of support groups. In addition, it includes two units, the Credit Management Group, which manages nonperforming assets, and the Pacific Rim Corporate Group, which offers financial products to Japanese-owned subsidiaries located in the US. On an individual basis, none of the items in "Other" are significant to the Company's business.

The business units' results for the prior periods have been restated to reflect changes in the transfer pricing methodology and any reorganization changes that may have occurred.

Note 23—Business Segments (Continued)

	Community Banking and Investment Services Group			Commercial Financial Services Group			International Banking Group		
	Years Ended December 31,			Years Ended December 31,			Years Ended December 31,		
	2000	2001	2002	2000	2001	2002	2000	2001	2002
Results of operations (dollars in thousands):									
Net interest income	$ 738,709	$ 704,258	$ 797,592	$ 764,370	$ 697,533	$ 656,902	$ 34,987	$ 39,498	$ 38,196
Noninterest income	412,199	432,012	445,569	173,140	158,459	195,546	60,114	59,022	68,049
Total revenue	1,150,908	1,136,270	1,243,161	937,510	855,992	852,448	95,101	98,520	106,245
Noninterest expense[1]	722,525	750,908	790,508	303,210	316,890	347,148	54,299	57,364	63,005
Credit expense (income)	48,655	41,725	33,692	120,670	149,522	190,337	7,008	4,424	1,904
Income (loss) before income tax expense (benefit)	379,728	343,637	418,961	513,630	389,580	314,963	33,794	36,732	41,336
Income tax expense (benefit)	145,246	131,441	160,253	184,172	131,565	101,304	12,926	14,050	15,811
Net income (loss)	$ 234,482	$ 212,196	$ 258,708	$ 329,458	$ 258,015	$ 213,659	$ 20,868	$ 22,682	$ 25,525
Total assets (dollars in millions):	$ 9,463	$ 10,376	$ 12,125	$ 18,237	$ 16,342	$ 15,761	$ 1,568	$ 1,365	$ 1,985

	Global Markets Group			Other			UnionBanCal Corporation		
	Years Ended December 31,			Years Ended December 31,			Years Ended December 31,		
	2000	2001	2002	2000	2001	2002	2000	2001	2002
Results of operations (dollars in thousands):									
Net interest income	$ (8,850)	$ 16,505	$ (18,478)	$ 55,224	$ 66,248	$ 87,757	$ 1,584,440	$ 1,524,042	$ 1,561,969
Noninterest income	(7,083)	19,633	10,104	8,810	47,278	16,708	647,180	716,404	735,976
Total revenue	(15,933)	36,138	(8,374)	64,034	113,526	104,465	2,231,620	2,240,446	2,297,945
Noninterest expense[1]	15,757	24,064	15,548	34,394	90,948	131,457	1,130,185	1,240,174	1,347,666
Credit expense (income)	—	200	200	263,667	89,129	(51,133)	440,000	285,000	175,000
Income (loss) before income tax expense (benefit)	(31,690)	11,874	(24,122)	(234,027)	(66,551)	24,141	661,435	715,272	775,279
Income tax expense (benefit)	(12,122)	4,542	(9,227)	(108,687)	(47,754)	(20,765)	221,535	233,844	247,376
Net income (loss)	$ (19,568)	$ 7,332	$ (14,895)	$(125,340)	$ (18,797)	$ 44,906	$ 439,900	$ 481,428	$ 527,903
Total assets (dollars in millions):	$ 4,662	$ 6,983	$ 9,086	$ 1,232	$ 973	$ 1,213	$ 35,162	$ 36,039	$ 40,170

[1] "Other" includes restructuring credits of $19.0 million ($11.8 million, net of taxes) for the year ending December 31, 2000.

Note 24—Condensed UnionBanCal Corporation Unconsolidated Financial Statements

Condensed Balance Sheets

(Dollars in thousands)	December 31, 2001	December 31, 2002
Assets		
Cash and cash equivalents	$ 435,513	$ 477,825
Investment in and advances to subsidiaries	3,999,509	4,184,208
Loans	3,556	2,940
Other assets	25,617	40,080
Total assets	$4,464,195	$4,705,053
Liabilities and Shareholders' Equity		
Commercial paper	$ 99,086	$ 98,507
Other liabilities	44,457	53,476
Medium and long-term debt	399,657	418,360
Junior subordinated debt payable to subsidiary grantor trust	374,753	376,521
Total liabilities	917,953	946,864
Shareholders' equity	3,546,242	3,758,189
Total liabilities and shareholders' equity	$4,464,195	$4,705,053

Note 24—Condensed UnionBanCal Corporation Unconsolidated Financial Statements (Continued)

Condensed Statements of Income

(Dollars in thousands)	Years Ended December 31, 2000	2001	2002
Income:			
Dividends from bank subsidiary	$283,471	$379,110	$486,300
Dividends from nonbank subsidiaries	10,000	7,500	24,399
Interest income on advances to subsidiaries and deposits in bank	18,850	17,700	11,909
Other income	458	882	188
Total income	312,779	405,192	522,796
Expense:			
Interest expense	47,172	35,890	27,443
Other expense, net	3,313	4,683	620
Total expense	50,485	40,573	28,063
Income before income taxes and equity in undistributed net income of subsidiaries	262,294	364,619	494,733
Provision for credit losses	(25)	6	(1)
Income tax benefit	(11,935)	(8,409)	(6,108)
Income before equity in undistributed net income of subsidiaries	274,204	373,034	500,840
Equity in undistributed net income of subsidiaries:			
Bank subsidiary	138,105	100,361	61,164
Nonbank subsidiaries	27,591	8,033	(34,101)
Net Income	$439,900	$481,428	$527,903

UnionBanCal Corporation and Subsidiaries

Notes to Consolidated Financial Statements
December 31, 2000, 2001, and 2002 (Continued)

Note 24—Condensed UnionBanCal Corporation Unconsolidated Financial Statements (Continued)

Condensed Statements of Cash Flows

(Dollars in thousands)	Years Ended December 31, 2000	2001	2002
Cash Flows from Operating Activities:			
Net income	$439,900	$481,428	$527,903
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	(165,696)	(108,394)	(27,063)
Provision for credit losses	25	(6)	1
Other, net	7,953	11,357	86,723
Net cash provided by operating activities	282,182	384,385	587,564
Cash Flows from Investing Activities:			
Advances to subsidiaries	(43,704)	(23,967)	(23,733)
Repayment of advances to subsidiaries	11,903	16,965	29,460
Net cash (used in) provided by investing activities	(31,801)	(7,002)	5,727
Cash Flows from Financing Activities:			
Net increase (decrease) in short term borrowings	1,984	(883)	(579)
Proceeds from issuance of medium-term debt	—	200,000	—
Payments of cash dividends	(162,575)	(158,406)	(164,440)
Repurchase of common stock	(130,642)	(107,629)	(385,960)
Other, net	52	(1,323)	—
Net cash used in financing activities	(291,181)	(68,241)	(550,979)
Net increase (decrease) in cash and due from banks	(40,800)	309,142	42,312
Cash and due from banks at beginning of year	167,171	126,371	435,513
Cash and due from banks at end of year	$126,371	$435,513	$477,825
Cash Paid During the Year for:			
Interest	$ 44,327	$ 33,910	$ 27,665
Income taxes	26,704	(271)	5,901

Note 25—Summary of Quarterly Financial Information (Unaudited)

Unaudited quarterly results are summarized as follows:

(Dollars in thousands, except per share data)	2001 Quarters Ended			
	March 31	June 30	September 30	December 31
Interest income	$608,692	$563,121	$536,001	$487,497
Interest expense	221,431	184,398	157,910	107,530
Net interest income	387,261	378,723	378,091	379,967
Provision for credit losses	100,000	65,000	50,000	70,000
Noninterest income	180,807	168,391	173,405	193,801
Noninterest expense	307,485	307,452	317,042	308,195
Income before income taxes	160,583	174,662	184,454	195,573
Income tax expense	53,296	57,512	59,325	63,711
Net income	$107,287	$117,150	$125,129	$131,862
Net income per common share—basic	$ 0.68	$ 0.74	$ 0.79	$ 0.84
Net income per common share—diluted	$ 0.67	$ 0.74	$ 0.79	$ 0.84
Dividends per share[1]	$ 0.25	$ 0.25	$ 0.25	$ 0.25

(Dollars in thousands, except per share data)	2002 Quarters Ended			
	March 31	June 30	September 30	December 31
Interest income	$462,380	$463,203	$463,113	$467,276
Interest expense	81,940	77,442	71,011	63,610
Net interest income	380,440	385,761	392,102	403,666
Provision for credit losses	55,000	50,000	40,000	30,000
Noninterest income	171,451	188,774	182,426	193,325
Noninterest expense	323,363	329,791	331,134	363,378
Income before income taxes	173,528	194,744	203,394	203,613
Income tax expense	58,751	64,802	65,163	58,660
Net income	$114,777	$129,942	$138,231	$144,953
Net income per common share—basic	$ 0.73	$ 0.83	$ 0.89	$ 0.96
Net income per common share—diluted	$ 0.73	$ 0.81	$ 0.88	$ 0.95
Dividends per share[1]	$ 0.25	$ 0.28	$ 0.28	$ 0.28

[1] Dividends per share reflect dividends declared on the Company's common stock outstanding as of the declaration date.

UnionBanCal Corporation and Subsidiaries
Management Statement

The management of UnionBanCal Corporation is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in this annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and, as such, include amounts based on informed judgments and estimates made by management.

We maintain a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with US GAAP. Management recognizes that even a highly effective internal control system has inherent risks, including the possibility of human error and the circumvention or overriding of controls, and that the effectiveness of an internal control system can change with circumstances. However, management believes that the internal control system provides reasonable assurance that errors or irregularities that could be material to the financial statements would be prevented or detected on a timely basis and corrected through the normal course of business. As of December 31, 2002, management believes that the internal controls are in place and operating effectively.

The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of our management; it includes members with banking or related financial management expertise and who are not large customers of Union Bank of California, N.A. The Audit Committee has access to outside counsel. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to provide a reasonable basis for concluding that the Audit Committee is carrying out its responsibilities. The Audit Committee is also responsible for performing an oversight role by reviewing and monitoring our financial, accounting, and auditing procedures in addition to reviewing our financial reports. The independent auditors and internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal controls for financial reporting and any other matters which they believe should be brought to the attention of the Audit Committee.

The financial statements have been audited by Deloitte & Touche LLP, independent auditors, who were given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the Board of Directors and committees of the Board. Management believes that all representations made to the independent auditors during their audit were valid and appropriate. The independent auditors' report is presented on the following page.

/s/ NORIMICHI KANARI

Norimichi Kanari
President and Chief Executive Officer

/s/ TAKAHARU SAEGUSA

Takaharu Saegusa
Deputy Chairman of the Board

/s/ DAVID I. MATSON

David I. Matson
Executive Vice President and Chief Financial Officer

/s/ DAVID A. ANDERSON

David A. Anderson
Senior Vice President and Controller

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Directors of
UnionBanCal Corporation:

We have audited the accompanying consolidated balance sheets of UnionBanCal Corporation and subsidiaries (the Company) as of December 31, 2001 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of UnionBanCal Corporation and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002 the Company changed its method of accounting for previously recognized goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/DELOITTE & TOUCHE LLP
Deloitte & Touche LLP

San Francisco, California
January 15, 2003

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, UnionBanCal Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNIONBANCAL CORPORATION
(Registrant)

By: /s/ NORIMICHI KANARI
Norimichi Kanari
President and Chief Executive Officer
(Principal Executive Officer)

By: /s/ DAVID I. MATSON
David I. Matson
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

By: /s/ DAVID A. ANDERSON
David A. Anderson
Senior Vice President and Controller
(Principal Accounting Officer)

Date: March 14, 2003

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of UnionBanCal Corporation and in the capacities and on the date indicated below.

Signature	Title
David R. Andrews	Director
* L. Dale Crandall	Director
* Richard D. Farman	Director

Signature	Title
* Stanley F. Farrar	Director
* Michael J. Gillfillan	Director
* Richard C. Hartnack	Director
* Kaoru Hayama	Director
* Norimichi Kanari	Director
Satori Kishi	Director
* Monica C. Lozano	Director
* Mary S. Metz	Director
* Raymond E. Miles	Director
* J. Fernando Niebla	Director
* Charles R. Rinehart	Director
Carl W. Robertson	Director
* Takaharu Saegusa	Director

Signature	Title
* Robert M. Walker	Director
Kenji Yoshizawa	Director

*By: /s/ JOHN H. MCGUCKIN, JR.

John H. McGuckin, Jr.
Attorney-in-Fact

Dated: February 26, 2003

CERTIFICATIONS

I, Norimichi Kanari, certify that:

1. I have reviewed this annual report on Form 10-K of UnionBanCal Corporation (the Registrant);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /s/ NORIMICHI KANARI

Norimichi Kanari
President and Chief Executive Officer
(Principal Executive Officer)

Date: March 14, 2003

I, David I. Matson, certify that:

1. I have reviewed this annual report on Form 10-K of UnionBanCal Corporation (the Registrant);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. The Registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By: /s/ DAVID I. MATSON

David I. Matson
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Date: March 14, 2003